                                                                EXHIBIT 1


                           OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK,

                          SERIES B PREFERRED STOCK AND

                            SERIES C PREFERRED STOCK

                                       OF

                                   QVC, INC.
                                       AT

                     $46 NET PER SHARE OF COMMON STOCK AND

                     $460 NET PER SHARE OF PREFERRED STOCK

                                       BY

                         QVC PROGRAMMING HOLDINGS, INC.

 THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
         ON THURSDAY, SEPTEMBER 8, 1994, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (i) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE SHARES (THE "SHARES") OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "COMMON STOCK"), AND SERIES B PREFERRED STOCK AND SERIES C PREFERRED STOCK, EACH PAR VALUE $.10 PER SHARE (TOGETHER, THE "PREFERRED STOCK") OF QVC, INC. (THE "COMPANY") WHICH, TOGETHER WITH THE 18,883,801 FULLY DILUTED SHARES AGREED TO BE CONTRIBUTED BY COMCAST CORPORATION ("COMCAST") AND LIBERTY MEDIA CORPORATION ("LIBERTY") (OR ANY WHOLLY-OWNED SUBSIDIARY THEREOF) TO QVC PROGRAMMING HOLDINGS, INC. (THE "PURCHASER"), PURSUANT TO THE JOINT BIDDING AGREEMENT DESCRIBED HEREIN, REPRESENT AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK, CALCULATED ON A FULLY DILUTED BASIS, AND (ii) THE PURCHASER HAVING OBTAINED SUFFICIENT FINANCING ON TERMS SATISFACTORY TO IT TO PURCHASE ALL OF THE OUTSTANDING SHARES PURSUANT TO THE OFFER, CONSUMMATE THE MERGER (AS DESCRIBED HEREIN) AND PAY RELATED FEES AND EXPENSES. SEE "THE TENDER OFFER -- 10. CERTAIN CONDITIONS OF THE OFFER".
                            ------------------------
    THE BOARD OF DIRECTORS OF THE COMPANY (OTHER THAN DIRECTORS AFFILIATED WITH COMCAST) HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER DESCRIBED HEREIN ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS (OTHER THAN COMCAST AND LIBERTY AND THEIR AFFILIATES) AND APPROVED THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND APPROVE THE MERGER.
                            ------------------------
     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                                   IMPORTANT

    Any stockholder desiring to tender Shares should either (1) complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal and deliver it with the certificate(s) representing tendered Shares and all other required documents to the Depositary or, in the case of shares of Common Stock, tender such Shares pursuant to the procedures for book-entry transfer set forth in "The Tender
Offer -- 3. Procedures for Tendering Shares" or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he or she desires to tender such Shares.

    Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in "The Tender
Offer -- 3. Procedures for Tendering Shares".

    Questions and requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from brokers, dealers, commercial banks or trust companies.
                            ------------------------

                      The Dealer Manager for the Offer is:

                              LAZARD FRERES & CO.

August 11, 1994

                               TABLE OF CONTENTS

SECTION                                                                                 PAGE
- -------                                                                                 ----
INTRODUCTION..........................................................................   1
SPECIAL FACTORS.......................................................................   4
  Background of the Transaction.......................................................   4
  Purpose of the Transaction..........................................................   15
  Fairness of the Transaction.........................................................   15
  Opinions and Reports of Financial Advisors..........................................   18
  Plans for the Company After the Merger..............................................   24
  Interests of Certain Persons in the Transaction.....................................   26
  The Merger Agreement................................................................   30
  Dissenters Rights...................................................................   35
  Certain Tax Consequences............................................................   38
  Certain Effects of the Transaction..................................................   38
  Financing of the Transaction........................................................   40
  Certain Litigation..................................................................   40
THE TENDER OFFER......................................................................   41
   1. Terms of the Offer..............................................................   41
   2. Acceptance for Payment and Payment..............................................   41
   3. Procedure for Tendering Shares..................................................   42
   4. Withdrawal Rights...............................................................   44
   5. Price Range of Shares; Dividends................................................   45
   6. Certain Information Concerning the Company......................................   46
   7. Certain Information Concerning the Purchaser and Parent Purchasers..............   48
   8. Dividends and Distributions.....................................................   52
   9. Extension of Tender Period; Termination; Amendment..............................   53
  10. Certain Conditions of the Offer.................................................   54
  11. Certain Legal Matters; Regulatory Approvals.....................................   55
  12. Fees and Expenses...............................................................   57
  13. Miscellaneous...................................................................   58
Schedule I      -- Certain Information Regarding the Directors and Executive Officers of the
                   Company
Schedule II     -- Certain Information Regarding the Directors and Executive Officers of the
                   Purchaser and the Parent Purchasers
Schedule III    -- Certain Information Regarding an Additional Officer of Comcast and the
                   Purchaser
Annex A         -- Opinion of Allen & Company Incorporated
Annex B         -- Section 262 of the Delaware General Corporation Law
Annex C         -- QVC, Inc. and Subsidiaries -- Selected Financial Information

To the Holders of Common Stock,
  Series B Preferred Stock and
  Series C Preferred Stock of
  QVC, Inc.:

                                  INTRODUCTION

     QVC Programming Holdings, Inc., a Delaware corporation (the "Purchaser") to be wholly owned by Comcast Corporation, a Pennsylvania corporation ("Comcast"), and Liberty Media Corporation, a Delaware corporation ("Liberty" and, together with Comcast, the "Parent Purchasers") and a wholly-owned subsidiary of Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby offers to purchase all outstanding shares (the "Shares") of Common Stock, $.01 par value per share (the "Common Stock"), and Series B Preferred Stock and Series C Preferred Stock, each par value $.10 per share (together, the "Preferred Stock") of QVC, Inc., a Delaware corporation (the "Company"), at $46 per share of Common Stock and $460 per share of Preferred Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares pursuant to the Offer. The Purchaser will pay all charges and expenses of Lazard Freres & Co. (in such capacity, the "Dealer Manager"), The Bank of New York (the "Depositary") and D.F. King & Co., Inc. (the "Information Agent") incurred in connection with the Offer.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (i) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN) SHARES WHICH, TOGETHER WITH THE 18,883,801 FULLY DILUTED SHARES (AS DEFINED HEREIN) AGREED TO BE CONTRIBUTED BY THE PARENT PURCHASERS (OR ANY WHOLLY-OWNED SUBSIDIARY THEREOF) TO THE PURCHASER PURSUANT TO THE JOINT BIDDING AGREEMENT DESCRIBED BELOW, REPRESENT AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK, ON A FULLY DILUTED BASIS (THE "MINIMUM TENDER CONDITION") AND (ii) THE PURCHASER HAVING OBTAINED SUFFICIENT FINANCING ON TERMS SATISFACTORY TO IT TO PURCHASE ALL OF THE OUTSTANDING SHARES PURSUANT TO THE OFFER, CONSUMMATE THE MERGER AND PAY RELATED FEES AND EXPENSES (THE "FINANCING CONDITION"). SEE "THE TENDER OFFER -- 10. CERTAIN CONDITIONS OF THE OFFER".

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") (OTHER THAN DIRECTORS AFFILIATED WITH COMCAST) HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER DESCRIBED HEREIN ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS (OTHER THAN THE PARENT PURCHASERS AND THEIR AFFILIATES) AND APPROVED THE OFFER AND THE MERGER AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND APPROVE THE MERGER.

     ALLEN & COMPANY INCORPORATED ("ALLEN & COMPANY" OR "ALLEN"), FINANCIAL ADVISOR TO THE COMPANY, HAS DELIVERED AN OPINION TO THE BOARD TO THE EFFECT THAT THE CONSIDERATION TO BE RECEIVED BY THE STOCKHOLDERS (OTHER THAN THE PARENT PURCHASERS) OF THE COMPANY IN THE OFFER AND MERGER DESCRIBED HEREIN IS FAIR TO SUCH STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. SEE "SPECIAL
FACTORS -- OPINIONS AND REPORTS OF FINANCIAL ADVISORS".

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 4, 1994 (the "Merger Agreement") among the Company, the Parent Purchasers and the Purchaser. The Merger Agreement provides, among other things, that as promptly as practicable (but not before October 21, 1994) after the satisfaction or, if permissible, waiver of the conditions set forth therein, including the purchase of Shares pursuant to the Offer, a wholly owned subsidiary of the Purchaser ("MergerCo") will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger, each outstanding Share (other than Shares held in the treasury of the Company or any wholly-owned subsidiary thereof or owned by the Purchaser and MergerCo or any of its subsidiaries or Shares held by Remaining Stockholders (as defined below) exercising appraisal rights) will be converted into a right to receive $46 (in the case of shares of Common Stock) or $460 (in the case of shares of Preferred Stock) in cash or any higher price that may be paid per share of Common Stock or Preferred Stock, as the case may be, in the Offer, without interest. See "Special Factors -- The Merger Agreement".

     Under the Delaware General Corporation Law (the "GCL"), if the Purchaser owns, following the contribution of 18,883,801 Fully Diluted Shares by the Parent Purchasers to the Purchaser pursuant to the Joint Bidding Agreement described below under "Special Factors -- Background" (the "Parent Contribution") and the consummation of the Offer (or through other purchases thereafter), at least 90% of the outstanding shares of each class of stock of the Company, the Purchaser would be able to (and pursuant to the Merger Agreement has agreed that it will) approve a merger of the Company without a vote of the Board or other stockholders. Otherwise, under the GCL and the Company's Certificate of Incorporation, a merger of the Company would require the approval of the Board and the holders of Shares representing a majority of the votes entitled to be cast. The Company's Board of Directors has approved the Merger. If the Purchaser owns, following the Parent Contribution and the consummation of the Offer or otherwise, Shares representing at least a majority of the total number of Fully Diluted Shares, the Purchaser would have sufficient voting power to (and pursuant to the Merger Agreement has agreed that it will) approve a merger of the Company without the affirmative vote of any other stockholder of the Company. Such actions could, under the GCL and the Company's Certificate of Incorporation, be taken by written consent without a meeting and without a vote of the other stockholders of the Company. As used in this Offer to Purchase, the term "Fully Diluted Shares" means Shares of Common Stock assuming conversion of all securities convertible into Common Stock and exercise of all options or warrants to purchase Common Stock, but excludes options to purchase an aggregate of 14,294,600 shares of Common Stock held by BellSouth Corporation ("BellSouth"), Advance Publications, Inc. ("Advance") and Cox Enterprises, Inc. ("Cox") exercisable at $60 per share.

     According to the Company, as of June 30, 1994, there were outstanding 40,226,197 shares of Common Stock, employee stock options ("Options") to purchase 8,194,650 shares of Common Stock, warrants to purchase 1,700,000 shares of Common Stock and 558,673 shares of Preferred Stock. Each share of Preferred Stock is convertible into 10 shares of Common Stock and entitles the holder thereof to one vote per share, together with holders of Common Stock, on all matters requiring a vote of stockholders (other than the election of two directors elected by holders of Common Stock).

     Based upon the foregoing, the Purchaser believes that as of June 30, 1994, there were outstanding approximately 55,707,577 Fully Diluted Shares. Subsequent to the Parent Contribution, the Purchaser will beneficially own 18,833,801 Fully Diluted Shares. Accordingly, the Purchaser believes that the Minimum Tender Condition will be satisfied if approximately 8,969,988 shares of Common Stock are validly tendered pursuant to the Offer and not withdrawn prior to Expiration Date.

     According to the Company, as of July 31, 1994, all executive officers and directors of the Company as a group beneficially owned 1,126,838 shares of Common Stock and held Options that were exercisable presently or within the next 60 days to purchase 3,590,666 shares of Common Stock, together representing 8.5% of the Fully Diluted Shares. The Purchaser has been advised by the Company that, to the best of the Company's knowledge, all of the Company's executive officers and directors not affiliated with Comcast, other than those individuals, if any, for whom the tender of Shares would cause them to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), currently intend to tender all Shares owned by them pursuant to the Offer. See "Special Factors -- Interests of Certain Persons in the Transaction." Pursuant to the Stockholder Letter Agreement described below under "Special Factors -- Background," Mr. Barry Diller, Chairman of the Board and Chief Executive Officer of the Company, has agreed, subject to certain conditions, to tender 1,000,000 shares of Common Stock owned by him pursuant to the Offer, and, if requested by Comcast and upon satisfaction of certain additional conditions, to exercise Options to purchase 3,000,000 shares of Common Stock held by him and to tender such 3,000,000 shares pursuant to the Offer.

     As of August 8, 1994, all executive officers and directors of Comcast and TCI (Comcast and TCI, together the "Joint Bidders") as a group beneficially owned 34,025 shares of Common Stock (and such executive officers and directors have advised the Purchaser that they will tender all Shares owned by them pursuant to the Offer). In addition, TCI beneficially owns 332,772 Fully Diluted Shares, or 0.6% of the Fully Diluted Shares, which Shares are in addition to the Shares Liberty has agreed to contribute to Purchaser in the Parent Contribution. TCI has advised the Purchaser that it will tender its Shares pursuant to the Offer or, if TCI, Liberty and Comcast mutually agree, to contribute a portion of such Shares to the Purchaser in lieu of the cash contribution required by Liberty pursuant to the Joint Bidding Agreement (as defined herein).

     The total amount of funds required by the Purchaser to purchase all of the Fully Diluted Shares pursuant to the Offer and to pay related fees and expenses is estimated to be $1.42 billion. See "Special Factors -- Financing the Transaction".

     The information contained in this Offer to Purchase concerning the Company, including, without limitation, financial information and information about the deliberations of the Board in connection with the Transaction and the opinion of Allen & Company, the Company's financial advisor, was supplied by the Company. None of the Joint Bidders or any of their affiliates takes any responsibility for the accuracy of such information.

     Stockholders are urged to read this Offer to Purchase and the related Letter of Transmittal carefully before deciding whether to tender their Shares.

                                SPECIAL FACTORS

BACKGROUND OF THE TRANSACTION

     Prior to December 1, 1992, Comcast, which was a founding stockholder of the Company, and Liberty were two of the largest stockholders of the Company with each having two representatives on the Board.

     On December 1, 1992, Comcast and Liberty formed a group (the "Comcast-Liberty Group") and entered into an agreement (the "Participation Agreement") setting forth their collective plans and proposals with respect to the Company. Following the formation of the Comcast-Liberty Group, Comcast and Liberty collectively beneficially owned approximately 53% of the outstanding Common Stock (assuming the exercise and/or conversion of certain warrants and Preferred Stock held by Liberty and Comcast). At such time, representatives of the Comcast-Liberty Group met with the Board to discuss such Group's plans and presented to the Company its proposal to obtain majority representation on the Board in order to effectuate an orderly change of control. At its regularly scheduled meeting on December 7, 1992, the Board decided not to take any action with respect to such proposal other than to agree to continue its consideration.

     The Participation Agreement provided, among other things, that Comcast and Liberty would seek to obtain majority representation on the Board through such methods as they would mutually agree. If necessary, each of Comcast and Liberty would, subject to the expiration of any applicable waiting periods and receipt of any necessary consents and approvals, convert such shares of Preferred Stock and exercise such warrants then owned by them as would be necessary to become the collective owners of a majority of the outstanding voting stock of the Company. Comcast and Liberty also agreed to take such additional steps as they would mutually agree in order to gain majority representation on the Board. Each of Comcast and Liberty agreed to vote all shares of voting stock of the Company beneficially owned by it in favor of the nominees to the Board proposed by the other person, so that Comcast and Liberty would obtain equal representation on the Board. In addition, the Participation Agreement required Comcast and Liberty to vote all shares of voting stock of the Company beneficially owned by each of them in such manner as they would agree in respect of matters, other than the election of directors, presented to the stockholders.

     The Participation Agreement further provided that at such time as representatives of Comcast and Liberty constituted a majority of the Board (the "Control Time") and all required consents, approvals and other matters had been received, the member of the Comcast-Liberty Group (the "Greater Party") owning the greater number of the shares of Common Stock, Preferred Stock and warrants to purchase shares of Common Stock (collectively, the "Company Securities") would be required to sell, and the member of the Comcast-Liberty Group (the "Lesser Party") owning the lesser number of the Company Securities would be required to purchase, at any time prior to December 15, 1993, such number of the Company Securities (the "Parity Securities") on a Common Stock equivalent basis as would be required to equalize the Lesser Party's equity ownership in the Company with that of the Greater Party on a Common Stock equivalent basis. In the event that the Lesser Party received all required consents, approvals and other matters, but the Control Time had not occurred by December 15, 1993, then during the period between December 15 and December 31, 1993 the Lesser Party would be entitled to require the Greater Party to sell the Parity Securities to it and the Greater Party would have the right to require the Lesser Party to purchase such Parity Securities from it. The purchase price of any Parity Securities would be $22 per share of Common Stock equivalent (less any exercise price in the case of warrants), plus interest thereon at the "prime rate" as determined from time to time by The Bank of New York from the date of the Participation Agreement until the closing date of the purchase of the Parity Securities.

     On December 9, 1992, representatives of the Comcast-Liberty Group met with members of the Executive Committee of the Board and discussed the terms of a proposed summary term sheet (the "Summary Term Sheet"), pursuant to which, among other things, (i) Barry Diller would purchase a significant equity position in the Company from Liberty, Mr. Joseph M. Segel and Mr. Segel's wife, and would replace Mr. Segel as Chairman of the Board and Chief Executive Officer of the Company, (ii) Comcast, Liberty and Mr. Diller (collectively, the "Group") would enter into a stockholders agreement pursuant to which Comcast, Liberty and Mr. Diller would agree to act together with respect to purchases, dispositions and voting of the Company Securities and (iii) the Company would grant to Mr. Diller, subject to his entering into an employment arrangement with the Company, 160,000 shares of Common Stock and options to purchase an additional 6,000,000 shares of Common Stock. Later that day, each of the Executive Committee and the Compensation Committee of the Board, as well as the Board, unanimously approved the terms of the Summary Term Sheet applicable to the Company.

     The members of the Group agreed in principle to the terms outlined in the Summary Term Sheet for the purpose of effecting an orderly change in control of the Company and believed that by obtaining majority representation on the Board, coupled with Mr. Diller's leadership in the roles of Chairman of the Board and Chief Executive Officer of the Company, the Group would be able to control the future direction of the Company and the scope of its business in such a way as to maximize the value of the Company for the benefit of all of its stockholders. At that time, the members of the Group believed that their objectives of expanding the Company's existing lines of business, exploring new lines of business, taking fuller advantage of emerging new technologies in the cable television industry, and exploring the possibility of increasing the Company's leverage in order to provide additional funds to improve and expand present services, for the possible acquisition of other programming businesses in the cable television industry and in order to effect a possible recapitalization of the Company, would enhance the value of the Company to its stockholders.

     In the Summary Term Sheet the parties agreed in principle that all voting securities of the Company held by the Group would be voted for the election of directors approved by each member of the Group (with each such member being entitled to designate an equal number of persons to the Board) and otherwise in the manner agreed to by at least two of the three members of the Group. In addition, the Summary Term Sheet provided that, at any time between December 9, 1994 and December 9, 1997, but following the exercise of certain of his options to purchase Common Stock, Mr. Diller would be entitled to purchase shares of Common Stock from each of Comcast and Liberty as necessary to equalize his ownership of Common Stock on a fully diluted basis with that of each of Comcast and Liberty at a price per Share of Common Stock equal to the then current exercise price for certain of his options which had exercise prices that increased over time (options with increasing exercise prices being referred to herein as the "Scaled Options"). As described below, the Summary Term Sheet was later superseded by the Compensation Agreement (as defined herein) and the Stockholders Agreement (as defined herein).

     Pursuant to agreements entered into on December 9, 1992, Mr. Diller purchased an aggregate of 420,000 shares of Common Stock from Mr. Segel and his wife for an aggregate purchase price of $12.6 million in cash and, following expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") applicable to such purchase, on January 15, 1993, he purchased, through an affiliated entity, an additional 420,000 shares of Common Stock from Liberty for $12.6 million in cash.

     On December 23, 1992, the Company extended an offer to all of the holders (the "Warrantholders") of warrants (the "Warrants") to purchase Common Shares to convert any or all of the Company's 9,479,913 outstanding Warrants into Shares. Pursuant to the terms of such offer, the Company offered, at the Warrantholder's election, (i) to issue to the Warrantholder, in exchange for the Warrantholder's Warrants, Common Shares with an aggregate value (each share being valued at $37.75 per share, representing a market based average stock price at such time (the "Conversion Price")) equal to the difference between the Conversion Price and the price at which the Warrants were exercisable (the "Exercise Price"), multiplied by the number of Common Shares into which the Warrants were exercisable, or (ii) if the Warrantholder elected to exercise its Warrants by making payment of the Exercise Price in cash and delivery of the Warrant certificate, to issue the number of Common Shares into which such Warrants were exercisable and to repurchase from the Warrantholder, at the Conversion Price, all of the Common Shares that could be purchased using all of the proceeds of the payment by the Warrantholder of the Exercise Price. In connection with an election described in (ii) above, the Company also offered to accept payment of the Exercise Price in Common Shares valued at the Conversion Price. As a result of acceptance of such offer by Liberty and its affiliates, the Company issued an additional 2,475,434 Common Shares to Liberty and its affiliates upon the exercise or exchange of Warrants to purchase 3,903,764 Common Shares. Comcast did not exercise any of its Warrants in connection with the Company's offer.

     As contemplated by the Summary Term Sheet, on January 18, 1993, Mr. Diller became Chairman of the Board and Chief Executive Officer of the Company. In connection with Mr. Diller's serving in these positions, the Company entered into an Equity Compensation Agreement, dated as of December 9, 1992 (the "Compensation Agreement"), with Mr. Diller and Arrow Investments, L.P., a limited partnership indirectly controlled by Mr. Diller through Arrow Investments, Inc. ("Arrow"), under which Mr. Diller was granted 160,000 shares of Common Stock and options to purchase an additional 6,000,000 shares of Common Stock. One-half of the options became exercisable on December 9, 1993, and the remaining options will become exercisable on December 9, 1994. The exercisability of the options can be accelerated in the event of (1) the termination of Mr. Diller's employment with the Company as a result of death or disability, (2) the termination of Mr. Diller's employment with the Company other than for Cause (as defined in the Compensation Agreement) or (3) Mr. Diller's voluntary termination of employment with the Company for Good Reason (as defined in the Compensation Agreement). All of the options, whether or not currently exercisable, will expire and cease to be exercisable upon the termination of Mr. Diller's employment for Cause, or upon his voluntary termination of employment with the Company other than for Good Reason. All of the options have a maximum term of five years from the date of grant.

     In connection with its acquisition of a controlling interest in Home Shopping Network, Inc. ("HSN"), the Company's principal television-shopping competitor, on December 7, 1992, Liberty filed a Premerger Notification and Report Form under the HSR Act with the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC"). Liberty subsequently received a Request for Additional Information from the DOJ on January 6, 1993. Following compliance with such request, the DOJ granted early termination of the second waiting period under the HSR Act on February 11, 1993. Upon closing such acquisition, Liberty also delivered a merger proposal to the Board of Directors of HSN. This merger proposal was withdrawn on April 9, 1993 because of the uncertainties concerning the proposed merger. On April 19, 1993, Liberty announced its intention to commence a cash tender offer to purchase up to 15,000,000 shares of the common stock of HSN at a price of $7 per share. On May 20, 1993, Liberty accepted for purchase and purchased 16,296,602 shares of the common stock of HSN tendered to it in the tender offer. Following consummation of such tender offer, Liberty beneficially owned approximately 40% of the outstanding equity securities of HSN, which shares represented in excess of 70% of the outstanding voting power of HSN.

     On July 12, 1993, the Company made a proposal to HSN to combine HSN and the Company in a stock-for-stock transaction (the "HSN Proposal"). In connection with the proposed combination of HSN and the Company, the Company filed a Premerger Notification and Report Form under the HSR Act with the DOJ and the FTC. On September 8, 1993, the FTC issued Requests for Additional Information regarding the proposed combination. In connection with the HSN Proposal, Liberty indicated that it would support the Company's proposed transaction with HSN.

     As contemplated by the Summary Term Sheet, Comcast, Liberty, Arrow and certain affiliates and subsidiaries of such parties (the "Parties") entered into a Stockholders Agreement, dated as of July 16, 1993 (the "Stockholders Agreement"), which superseded, with limited exceptions, specified therein, the Participation Agreement and the Summary Term Sheet. The Stockholders Agreement provided that all securities of the Company (or, if the HSN Proposal were consummated, all HSN securities) held by the Parties would be subject to the Stockholders Agreement, which would govern the manner of all dispositions, acquisitions and voting of such securities by the Parties. Such agreement provided, among other things, that (i) the Parties would have to hold certain minimum amounts of the outstanding voting stock (as defined therein) in order to maintain certain rights under the Stockholders Agreement (which provision would not apply to Mr. Diller so long as he was Chairman of the Board and Chief Executive Officer of the Company), (ii) all voting stock held by the Parties would be voted for the election of a slate of directors approved by the Parties (with each Party entitled to designate an equal number of directors (such directors being referred to as the "Stockholder Designees")) and (iii) each Party would use such Party's reasonable best efforts to come to agreement with the other Parties as to the voting of all voting stock on all matters presented to the Company's stockholders and to vote or to use its reasonable best efforts to cause each Stockholder Designee to cast his vote on all matters presented to the Board in accordance with such agreement, subject, with respect to director action, to director's fiduciary duties to the Company's stockholders; otherwise each Party would vote in the manner agreed to by at least two of the three Parties; provided, however, that (i) if there were only two Eligible Stockholders (as defined therein) and they could not reach a unanimous decision, each Party would be entitled to vote in the manner it chose and (ii) if there was only one Eligible Stockholder, all Parties would be bound to vote all Company Securities as instructed by such Eligible Stockholder.

     Following an announcement of the entering into a merger agreement by Viacom Inc. ("Viacom") and Paramount Communications, Inc., then a publicly-held Delaware corporation ("Paramount"), on September 20, 1993, the Company delivered a proposal to Paramount to combine the Company and Paramount (the "Paramount Combination") in a merger in which each share of Paramount's outstanding common stock would be converted into the right to receive $30 in cash and .893 shares of the Company's Common Stock. The Paramount Combination was subject to the negotiation and execution of a definitive merger agreement between the Company and Paramount, the approval of the stockholders of the Company and Paramount and the receipt of all necessary regulatory and other approvals.

     In light of the proposed Paramount Combination, the Company requested the Independent Committee of HSN's Board of Directors formed to evaluate the HSN Proposal to expand the scope of its evaluation to take into account the Paramount Combination.

     On October 27, 1993, following unsuccessful efforts to negotiate with Paramount regarding the Paramount Combination, the Company made a cash tender offer (the "Paramount Offer") at $80 per share for 50.1% of the outstanding common shares of Paramount, which was to be followed by a second step merger pursuant to which Paramount shares not tendered in the tender offer would be converted into equity securities of the Company. This tender offer and the second step merger proposal were amended several times during the pendency of a competing tender offer by Viacom for Paramount in connection with their previous merger agreement. In the last round of the bidding, on February 1, 1994, the Company amended the Paramount Offer to increase the cash price per share proposed to be paid in the Paramount Offer to $104 and amended the proposed consideration for the subsequent merger. Under the terms of the Company's final amendment to the Paramount Offer, the Company offered approximately $6.4 billion in cash for 61.7 million Paramount common shares (50.1% of the outstanding common stock of Paramount), with the balance of the Paramount shares to be exchanged for the Company's securities in the proposed merger. The Paramount Offer would have been funded through a $3.25 billion bank loan commitment and purchases of the Company's equity securities for $1.5 billion by BellSouth and $0.5 billion by each of Advance, Cox and Comcast. On February 15, 1994, the then current expiration date of the Paramount Offer and Viacom's offer, the Company was advised that Viacom had received tenders for a majority of the Paramount common shares in satisfaction of the minimum condition in its tender offer. In accordance with the bidding procedures agreed to by Paramount, the Company and Viacom, on such date the Company terminated the Paramount Offer. The costs incurred by the Company in connection with the Paramount Combination and the Paramount Offer, comprised principally of bank fees and legal and advisory fees, totaled $34.8 million which were expenses in the fourth quarter of 1993. The $3.25 billion bank loan commitment expired on February 15, 1994 upon the termination of the Paramount Offer.

     On November 5, 1993, the Company announced that HSN and the Company had agreed to terminate negotiations on the proposed merger of HSN and the Company. On that day, the Company withdrew its Premerger Notification and Report Form with respect to the proposed merger with HSN, without having complied with the Request for Additional Information which had been issued by the FTC on September 8, 1993.

     In connection with the contemplated financing of the Company's proposed acquisition of Paramount, the Company and BellSouth entered into a Memorandum of Understanding, dated as of November 11, 1993 (the "Memorandum of Understanding"), pursuant to which, among other things, if the Company's efforts to acquire Paramount were terminated or abandoned, BellSouth would have an option to purchase directly from the Company, during the six-month period following such termination or abandonment, 8,627,934 shares of Common Stock at $60 per share, for an aggregate purchase price of $517,676,040. The Company also entered into a Commitment Letter, dated November 11, 1993 (the "Commitment Letter"), with Comcast, Cox and Advance, pursuant to which, among other things, each of Cox and Advance would be entitled to purchase

2,833,333 shares of Common Stock at $60 per share, for an aggregate purchase price of $170,000,000 which right was exercisable at any time until six months after the Company terminated or abandoned its interest in pursuing the acquisition of Paramount.

     In connection with the Paramount Offer, each of Liberty, Comcast, Arrow, Cox, Advance and BellSouth entered into an Agreement Among Stockholders dated as of November 11, 1993 (the "Agreement Among Stockholders"), pursuant to which each agreed to vote all shares of Company voting securities held, if any, in favor of the issuance of Company securities as contemplated by the Commitment Letter and the Memorandum of Understanding and in favor of a merger with Paramount as contemplated by the Paramount Offer.

     In connection with the Paramount Offer, on October 22, 1993 the Company filed a Premerger Notification and Report Form with the DOJ and the FTC. On November 5, 1993, the FTC, pursuant to the HSR Act, issued Requests for Additional Information, relevant to the proposed purchase of Paramount shares pursuant to the Paramount Offer to each of the Company and five directors of the Company, namely Barry Diller, John C. Malone (an officer and director of Liberty), Peter R. Barton (also an officer and director of Liberty), Ralph J. Roberts and Brian L. Roberts (each an officer and director of Comcast). Following certain discussions between representatives of the Company, Liberty, and TCI, and the staff of the FTC, on November 11, 1993 Liberty and TCI entered into an Agreement Containing Consent Order (the "Consent Order") with the staff of the Bureau of Competition of the FTC and an Interim Agreement (the "Interim Agreement") relating thereto with the General Counsel of the FTC. Pursuant to the Interim Agreement, on November 15, 1993, the waiting period under the HSR Act was terminated.

     The Consent Order contemplated that, if the Company consummated the Paramount acquisition, Liberty and TCI would divest all of their ownership interests in the Company within eighteen months of the date the Consent Order became final. Pursuant to the Consent Order, Liberty and TCI agreed that if the Paramount acquisition were consummated they would not, until such divestiture was completed, enter into any agreements with the Company or Paramount that grant Liberty or TCI any exclusive rights to exhibit recently released theatrical motion pictures after Paramount's then current contract with Time Warner Inc. ("Time Warner")or Home Box Office, Inc. terminated.

     Pursuant to the Consent Order, if the Paramount acquisition had been consummated, for a period beginning on the date the Consent Order became final and ending three years after such divestiture of Liberty's and TCI's interests in the Company was completed, Liberty and TCI would not have been permitted to acquire, without prior FTC approval, any equity interest in, or assets in excess of specified values of, the Company, Paramount or certain other entities. Because the Company later terminated its efforts to acquire Paramount, Liberty and TCI generally were not obligated to comply with the terms of the Consent Order.

     The Interim Agreement provided that until certain events specified therein occurred, TCI would not (a) exercise direction of or control over, directly or indirectly, the operations or management of the Company or Paramount, (b) exercise any voting rights or agreements, directly or indirectly, pursuant to Liberty's ownership in the Company or (c) participate in any change in the composition of the management of the Company or Paramount; provided, however, that Liberty and TCI could vote their ownership interests in the Company in favor of the acquisition of Paramount and the transactions providing financing by entities other than Liberty and TCI for such acquisition. Liberty and TCI also agreed that (a) the officers, directors or employees of Liberty or TCI who were then members of the boards of directors of the Company or Paramount would resign such membership, and (b) no officer, director, or employee of Liberty or TCI would serve on such boards until the first to occur of the specified events described in the previous sentence. Effective November 11, 1993, Liberty's representatives on the Board, John Malone and Peter Barton, resigned their positions.

     On November 11, 1993, Liberty and the Company entered into an agreement, acknowledged and agreed to by TCI (the "Liberty-QVC Agreement"), pursuant to which, if the Paramount acquisition had been consummated, Liberty would have had the right to require the Company to purchase up to the equivalent of all Company Securities held by Liberty (the "Current Shares") and any Liberty Related Entity (as defined in the Liberty-QVC Agreement) that so elected (other than shares to be sold to Comcast and Arrow pursuant to their parity rights under the Stockholders Agreement and the Liberty-QVC Agreement) for $60 per share of

Common Stock equivalent in cash. The Company had the option, in lieu of paying $60 per share, to require Liberty to sell the shares to a third party in a manner reasonably acceptable to each of Liberty and the Company, in which case the Company would have been obligated to reimburse Liberty in cash to the extent that Liberty received aggregate net proceeds in such sale averaging less than $60 per share of Common Stock equivalent.

     Pursuant to the Liberty-QVC Agreement, Liberty no longer had any rights or obligations under or was otherwise subject to any of the terms of the Stockholders Agreement, except with respect to the parity rights of Comcast and Arrow Investments as were provided in the Liberty-QVC Agreement and the Stockholders Agreement. In connection with the Company's termination of the Paramount Offer on February 15, 1994 and withdrawal of the HSR filing with respect thereto, under the Liberty-QVC Agreement, Liberty had the right, exercisable within ninety days of the termination, to be reinstated as a party to the Stockholders Agreement, subject to and in accordance with the terms thereof as in effect on November 11, 1993 and as altered by the Agreement Among Stockholders and Understanding Among Stockholders (as defined below) and the Memorandum of Understanding.

     In accordance with the Liberty-QVC Agreement, on November 16, 1993, Comcast purchased from Liberty 1,690,041 shares of Common Stock at an average price per share of $18.615, in settlement of its rights to purchase Parity Securities under the Participation Agreement and the Stockholders Agreement.

     In accordance with the Memorandum of Understanding and the Commitment Letter, the Company, BellSouth, Advance and Cox entered into a Stock Option Agreement, dated as of February 15, 1994 (the "Stock Option Agreement"), pursuant to which the Company granted to BellSouth, Cox and Advance the above-described options to purchase shares of Common Stock. These options became exercisable on the date of the Company's public announcement of termination of the tender offer for Paramount (February 15, 1994) and will terminate, if not exercised, on August 15, 1994.

     Additionally, under the Stock Option Agreement, BellSouth agreed that if it purchases shares of Common Stock pursuant thereto, it will become a party to the Stockholders Agreement in accordance with the terms of the Understanding Among Stockholders, dated as of November 11, 1993, among BellSouth, Liberty, Comcast and Arrow (the "Understanding Among Stockholders"). Pursuant to the Stock Option Agreement, the Company agreed that if BellSouth becomes a party to the Stockholders Agreement, so long as Comcast, Arrow or BellSouth remains an Eligible Stockholder (as defined in the Stockholders Agreement), the Company will not take any action to (i) block or prevent open market purchases by such Eligible Stockholder of shares of Common Stock so long as such entity's total fully diluted voting power of the Company does not exceed 35% of the fully diluted outstanding voting power of the Company or (ii) discriminate against such Eligible Stockholder or deprive BellSouth, Comcast or Arrow of full rights as a stockholder of the Company.

     Contemporaneously with the execution of the Stock Option Agreement, Comcast and Liberty entered into an Acknowledgement and Agreement dated as of February 15, 1994, pursuant to which Comcast and Liberty acknowledged and agreed to the foregoing provisions of the Stock Option Agreement and further agreed that such provisions modified and replaced the $500 million stock option provisions of the Memorandum of Understanding.

     Comcast, Liberty, BellSouth, Advance, Arrow and Cox also entered into a Letter Agreement dated as of February 15, 1994, pursuant to which the parties agreed that the Agreement Among Stockholders (whereby each of them had agreed to vote all of their voting shares, if any, in favor of any merger with Paramount and the issuance of securities in connection therewith) was terminated except that (i) each of Comcast, Liberty and Arrow would be required to vote all of its equity voting securities of the Company in favor of the issuance of the shares of Common Stock pursuant to the Stock Option Agreement and (ii) each of Comcast, Liberty, Arrow and BellSouth would remain bound by the provision of the Agreement Among Stockholders acknowledging the Liberty-QVC Agreement.

     Copies of the Participation Agreement, the Summary Term Sheet, the Compensation Agreement, the Stockholders Agreement, the Memorandum of Understanding, the Commitment Letter, the Agreement

Among Stockholders, the Consent Order, the Interim Agreement, the Liberty-QVC Agreement, the Stock Option Agreement, the Understanding Among Stockholders and the Acknowledgement and Agreement have been previously filed as exhibits to and described in reports on Schedule 13D relating to securities of the Company by Barry Diller, Comcast and/or Liberty.

     On May 19, 1994, Liberty filed an amendment to its Report on Schedule 13D relating to its ownership of Common Stock stating, among other things, that it no longer may be deemed part of the Group with Comcast and Mr. Diller for purposes of Rule 13d-5 under the Exchange Act as a result of the expiration of the 90-day period following the termination of the Paramount Offer, within which Liberty was entitled to elect to be reinstated as an Eligible Stockholder under the Stockholders Agreement. Except for Mr. Diller's options pursuant to the Liberty-QVC Agreement and the Stockholders Agreement to purchase from Liberty the equivalent of 1,627,934 shares of Common Stock, Liberty stated that it no longer had any contract, agreement or understanding with Comcast or Mr. Diller with respect to the disposition or voting of the outstanding equity securities of the Company.

     In April 1994, Mr. Diller informed Ralph J. Roberts, Chairman of the Board of Directors of Comcast, and Brian L. Roberts, President of Comcast, that the Company was exploring the possibility of acquiring CBS, Inc. ("CBS"). Comcast retained Lazard Freres & Co. ("Lazard") to act as its financial advisor in connection with this matter. In late May, the Company, through its legal advisors, discussed with Comcast and its financial and legal advisors a proposal under which the Company would acquire CBS, CBS would place its licensed broadcast activities and non-licensed/non-broadcast businesses in separate subsidiaries with Comcast having representation on the Board of Directors of the non-licensed/non-broadcast subsidiary. In addition, under this proposal certain activities of the broadcast subsidiary would have been subject to the approval of the Board of Directors of the non-broadcast subsidiary. After several weeks of discussions, the Company and Comcast were unable to reach any agreement or understanding with regard to the proposal referred to above, and Comcast advised the Company it was opposed to any transaction with CBS that would not provide an opportunity for Comcast to have a significant role in the future direction of the continuing entity.

     On June 30, 1994, the Company and CBS announced that the companies were in discussions regarding a possible business combination and were close to reaching an agreement under which the Company would be merged into CBS with the shareholders of the Company receiving a combination of voting and non-voting securities of the combined entity (the "CBS Proposal").

     In connection with the CBS Proposal, Liberty and Time Warner, another significant stockholder of the Company, were asked to sign agreements obligating them to vote in favor of the CBS Proposal. In addition, in order to comply with the Communications Act and the rules and regulations of the FCC, it was contemplated that Liberty would accept a proportionate amount of nonvoting securities of CBS greater than that proposed to be provided to other stockholders of the Company in exchange for its Shares, and such proposal also contemplated that the Company would relinquish certain rights to repurchase Shares held by Liberty and its affiliates. In addition, Liberty and TCI were to grant Mr. Diller a proxy with respect to the voting of their stock in the combined entity for a period of 10 years or until such earlier time as they would be permitted to vote greater than 5% of the combined entity's securities under applicable law.

     Subsequent to the announcement by the Company and CBS relating to the CBS Proposal, Comcast met with its financial and legal advisors to review its position under the CBS Proposal and to discuss various alternatives. On July 9, 1994, Ralph J. and Brian L. Roberts received copies of the proposed merger agreement with CBS and other related agreements. Based on a review of the draft agreements and due to certain regulatory restrictions limiting Comcast's voting interests in the combined entity to 4.9%, and limiting Comcast's ability to have its representatives participate on the board of directors of the combined entity, Comcast concluded that the terms of the proposed merger of CBS and the Company would be adverse to Comcast's interests.

     On July 12, 1994, the Board of Directors of Comcast met in New York City and considered and authorized a proposal, pursuant to which Comcast would acquire the Company for $44 per share (on a common stock equivalent basis), consisting of $37 in cash and $7 of a new class of Comcast convertible exchangeable preferred stock (the "Comcast Proposal"). Late that afternoon Ralph
J. and Brian L. Roberts delivered a letter to Mr. Diller, the text of which read as follows:

                                                                   July 12, 1994

Mr. Barry Diller
Chairman of the Board and
  Chief Executive Officer
QVC, Inc.
West Chester, PA 19380

Dear Barry:

     As one of the founding shareholders of QVC, we have been strong supporters of your efforts to grow and expand QVC's business as it represents an important element of our future diversification and programming strategy.

     We feel that you have been a powerful and positive force at QVC and we have supported all the initiatives you have undertaken since you first joined QVC 18 months ago. Today, in fact, QVC is a proven franchise with an outstanding track record and a bright future.

     However, as we have repeatedly expressed to you, the proposal to sell QVC to CBS is of great concern to us as it represents a fundamental departure from our strategic view of QVC's future. We do not believe that the CBS proposal is in the best interests of Comcast's shareholders.

     Therefore, we are proposing an acquisition of QVC by Comcast on terms far more attractive to QVC's stockholders than the transaction proposed by CBS. For us, a combination of Comcast and QVC makes excellent strategic sense and helps fulfill our long-standing vision to build a strong programming capability.

     Under our proposal, Comcast would acquire all of the outstanding shares of QVC for a combination of cash and Comcast securities having a combined value of $44 per common share, which represents a 23% premium over the July 12, 1994 closing market price of QVC's common stock.

     Each outstanding share of QVC's common stock (other than shares held by Comcast) would be converted into $37 in cash and $7 of a new series of Comcast 7.5% convertible exchangeable preferred stock, convertible into Comcast common stock (CMCSK) at $21 per share. Comcast would have the right to substitute cash for all or any part of the convertible shares.

     All outstanding shares of QVC's preferred stock (other than shares held by Comcast) would be treated in the merger as if such shares had been converted into QVC common stock prior to the merger. All QVC options would either be cashed out or rolled over into Comcast stock options on a basis that would preserve the in-the-money value of the options.

     We have been advised by The Bank of New York that they are highly confident that they could obtain commitments from lenders for a senior credit facility in the amount of $1,000,000,000. Comcast and its financial advisor, Lazard Freres & Co., believe that the balance of the cash requirements are readily obtainable.

     The transaction we offer QVC shareholders would be subject only to execution of a definitive merger agreement and to our review of the same information as that which was provided to CBS. We are prepared to enter into a merger agreement substantially similar to the agreement proposed by CBS (including the same representations, warranties and financing condition) except that Comcast would not require that any breakup fees be paid to us if QVC receives a superior acquisition proposal.

     As a matter of good corporate governance, we feel that consideration of the Comcast and CBS proposals should be deferred by the Board of Directors and that the proposals should be submitted to a special committee of independent QVC directors for their evaluation and recommendation. We believe that the committee should have its own independent financial advisors and legal counsel. We are prepared to move expeditiously to work with them and you to ensure that this is an orderly and fair process.

     We are confident that you will recognize that our decision confirms our high regard for your leadership of QVC. Indeed, you have begun to build QVC into a recognizable "brand" and have assembled a highly talented senior management team. We would be pleased if you chose to remain as QVC's chief executive and work with us to develop QVC to its fullest.

     We look forward to sitting down with you to discuss our proposal.

     Respectfully submitted,

    /s/ Ralph              /s/ Brian
    -----------------      -----------------
    Ralph J. Roberts       Brian L. Roberts
    Chairman               President

                            ------------------------

     On July 13, 1994, Ralph J. and Brian L. Roberts and their counsel attended a meeting of the Board in New York City and at such meeting discussed the Comcast Proposal and the decision by CBS to terminate the CBS Proposal. Ralph J. and Brian L. Roberts described the terms of the Comcast Proposal to the Board of Directors and stated that, in view of the decision by CBS not to pursue the CBS Proposal, they were withdrawing their request for the formation of a special committee of the Company's directors. After Ralph J. and Brian L. Roberts left the meeting, the remaining directors met with the Company's legal and financial advisors to discuss the Comcast Proposal and the procedures to be followed to maximize stockholder value. Following the conclusion of the meeting, the Company issued the following press release:

     QVC, Inc. announced that in response to yesterday's merger proposal from Comcast Corporation, the QVC Board of Directors has authorized management, together with its advisors, to negotiate with Comcast and to explore alternatives in order to maximize shareholder value.

     On July 19, 1994, Comcast delivered to the Company a form of proposed merger agreement.

     Upon review of the Comcast Proposal, Liberty determined that the Comcast Proposal would be a taxable transaction to Liberty which would result in Liberty incurring significant tax liability in connection with the acquisition of its Company Securities by Comcast in accordance with the Comcast Proposal. Because of the adverse tax consequences to Liberty if the Comcast Proposal were consummated, Liberty determined that, although the Comcast Proposal would have provided it with an immediate cash return on its investment, the transactions contemplated by the Comcast Proposal might not be in the best interests of Liberty and its stockholders.

     Following the making of the Comcast Proposal, Liberty and Comcast began discussions regarding various alternative transactions which would be tax-free to Liberty (or result in significantly less tax liability), while also enabling Liberty to maintain a direct or indirect interest in the Company. Representatives of Comcast and Liberty met in New York City on July 18, 19 and 20 to negotiate the terms of a proposed joint acquisition of the Company. On July 21, 1994, the Parent Purchasers executed a joint bidding agreement (the "First Joint Bidding Agreement"). Pursuant to the First Joint Bidding Agreement, the Parent Purchasers agreed to jointly acquire all outstanding equity securities of the Company at a price of $44 in cash per share on a common stock equivalent basis, with financing to be arranged in the future. In connection with this offer, the Parent Purchasers agreed to make available shares of the Company's capital stock (or rights to acquire such shares) held by them to a mutually acceptable entity or entities for purposes of the offer. In addition, Comcast agreed to contribute to such entity or entities an amount of cash equal to (i) $229 million plus (ii) the amount necessary to exercise all warrants to acquire shares of Common Stock held by Comcast (unless Comcast has exercised such warrants prior to such contribution) to finance the purchase of such securities. The First Joint

Bidding Agreement contemplated that the Company would be the surviving corporation in the transaction and would be owned 57.4% by Comcast and 42.6% by Liberty.

     On July 19, 1994 Comcast also met with its financial and legal advisors to discuss alternative all-cash transactions, one in which Time Warner, a significant stockholder of the Company, would retain a 10% interest in the Company and one in which Time Warner would sell its entire interest in the Company. Under the former structure, the equity interests in the Company would be represented by Comcast (51%), Liberty (39%) and Time Warner (10%) and under the latter structure the equity interests in the Company would be represented by Comcast (56%) and Liberty (44%). Following a discussion of such alternatives with Liberty, Comcast met with Time Warner to explore its interest in joining in or otherwise supporting an acquisition of the Company by Comcast, Liberty and Time Warner.

     On July 21, 1994, a representative of, and legal and financial advisors for, the Parent Purchasers met with the Company's legal and financial advisors to deliver the all cash offer of $44 per share (on a common stock equivalent basis). On July 22, 1994, Comcast delivered to the Company a revised draft of the proposed merger agreement reflecting, among other things, the proposed joint acquisition by means of a first step tender offer and a second step merger. From July 21, 1994 until August 3, 1994, the Company's legal and financial advisors held discussions with the Parent Purchasers' legal and financial advisors and indicated that the price proposed to be paid by the Parent Purchasers was insufficient and that, unless the Parent Purchasers offered to increase the price proposed to be paid, it was not prepared to enter into a merger agreement at $44 per share (on a common stock equivalent basis).

     On August 3, 1994, the Parent Purchasers advised the Company that they would consider a transaction involving an increase in the consideration to be paid to the Company's stockholders to $46 in cash per share (on a common stock equivalent basis), provided, among other things, that the Company would agree to certain limitations regarding solicitation and negotiation of alternative transactions not involving the Parent Purchasers and would agree to pay a break-up fee under certain circumstances, and that Mr. Diller would agree to support the Parent Purchasers' proposal and to terminate the Stockholders Agreement.

     On August 4, 1994, representatives of Comcast, Liberty and TCI executed a revised letter agreement (the "Joint Bidding Agreement"), which superseded the First Joint Bidding Agreement in its entirety, and pursuant to the Joint Bidding Agreement, Comcast and Liberty agreed to amend their offer to raise the offer price from $44 per share of Common Stock to $46 per share of Common Stock and from $440 per share of Preferred Stock to $460 per share of Preferred Stock. In connection with this offer, the Parent Purchasers agreed to contribute to the Purchaser their respective Company securities, consisting of an aggregate of 18,883,801 Fully Diluted Shares. Comcast also agreed to contribute to the Purchaser an amount of cash approximately equal to (i) $267 million plus (ii) the amount necessary to exercise all warrants to acquire shares of Common Stock that it agreed to simultaneously contribute to the Purchaser (approximately $29 million). Liberty agreed to contribute approximately $20 million in cash to the Purchaser. Following the Merger, Comcast and Liberty will own approximately 57.4% and 42.6%, respectively, of the Purchaser. In addition, the Parent Purchasers agreed to work together to arrange debt financing for the remaining cost of the acquisition and, in connection with the consummation of the Merger, to cause the Company to waive any remaining rights it may have pursuant to the Company Repurchase Rights (as defined in the Stockholders Agreement) under the Stockholders Agreement and certain affiliation agreements between each of Comcast and Liberty and the Company. The Parent Purchasers and TCI also agreed to vote all of their respective shares of Common Stock in favor of the Merger. For a further description of the Joint Bidding Agreement, see "-- Plans for the Company After the Merger."

     Also on August 4, 1994, Comcast, Liberty, the Purchaser and the Company executed the Merger Agreement.

     In connection with the Offer and the Merger, Comcast, Mr. Diller and Arrow entered into a letter agreement, dated as of August 4, 1994 (the "Stockholder Letter Agreement"). Pursuant to the Stockholder Letter Agreement, Mr. Diller agreed to vote, as a director of the Company, in favor of the Merger Agreement and the transactions contemplated thereby, provided that there is not then a bona fide transaction proposed to the Company or its stockholders which would result in consideration to the Company's stockholders of more than $46 per share of Common Stock (or such higher price then offered by Comcast and Liberty if they increase the $46 per share of Common Stock price provided in the Merger Agreement) and further subject to Mr. Diller's fiduciary obligations as a member of the Board.

     The Stockholder Letter Agreement further provides that, until the earlier of consummation of the Merger or termination of the Merger Agreement, Mr. Diller and Arrow will not (i) sell, transfer, pledge, assign or otherwise dispose of, or agree to sell, transfer, pledge, assign or otherwise dispose of, any equity securities of the Company or certain options therefor (the "Arrow Options", and together with such equity securities, the "Arrow Securities") held by such parties except to tender Shares pursuant to the Offer (provided that the Arrow Group may dispose of such securities to the Company in order to effect a cashless exercise of options); (ii) deposit any Arrow Securities owned by them into a voting trust or grant a proxy or enter into a voting agreement with respect to such Arrow Securities; (iii) agree with any third party to exercise any voting rights with respect to such Arrow Securities, except as described in the following two sentences; or (iv) seek or solicit any of the foregoing, other than as permitted (as a director of the Company) under the Merger Agreement. The Arrow Group also agreed to tender upon the request of Comcast, pursuant to and in accordance with the terms of the Offer, all shares of Common Stock owned by it. Upon the request of Comcast, Mr. Diller agreed to exercise all of the then exercisable options, provided, among other things, that arrangements satisfactory to Mr. Diller for the financing of the exercise and the purchase of the Shares by Comcast will have been made.

     Pursuant to the Stockholder Letter Agreement, unless each share of Common Stock owned by the Arrow Group has been tendered pursuant to the Offer, the Arrow Group will cause each Share that it then owns or has power to vote to be voted (i) at the Company stockholder meeting to approve the Merger, for the approval and adoption of the Merger Agreement and the Merger and (ii) against any recapitalization, merger, business combination, or similar transaction involving the Company unless Comcast or Liberty consents.

     As provided in the Stockholder Letter Agreement, the provisions of the preceding two paragraphs will not apply (i) upon the first to occur of (A) the last day on which to tender into a tender or exchange offer which would result in consideration to stockholders of the Company greater than $46 per share of Common Stock (or such higher price then offered by Comcast and Liberty if they increase the $46 price per share of Common Stock provided in the Merger Agreement) (a "Superior Offer") (subject to the subsequent condition that such Superior Offer is consummated) and (B) the fifth business day after any person or entity has made a Superior Offer which has not been matched by Comcast and Liberty (subject to the subsequent condition that such Superior Offer is consummated) or (ii) to the extent it could result in any violation of or liability under the federal securities law.

     Pursuant to the Stockholder Letter Agreement, until the earlier of consummation of the Merger or termination of the Merger Agreement, neither Mr. Diller nor Arrow will, directly or indirectly, initiate, solicit or encourage any person concerning the making of any proposal with respect to an Alternative Transaction (as defined in the Merger Agreement), other than as permitted (as a director of the Company) under the Merger Agreement.

     Pursuant to the Stockholder Letter Agreement, Comcast agreed to cause the Company and the Surviving Corporation to fulfill and completely discharge all obligations under the Arrow Options. Comcast and Mr. Diller also agreed that (i) upon consummation of the Offer, unless otherwise agreed to by Mr. Diller, Mr. Diller's employment under his current compensation agreement will continue until at least December 12, 1994, (ii) Mr. Diller may perform such services to the Company as provided by such compensation agreement on a non-exclusive basis and without minimum time requirements but that he will be reasonably available to facilitate the transition, (iii) the Company will continue to pay all expenses incurred by Mr. Diller at least through December 12, 1994, on a basis consistent with past practice, and (iv) upon termination of Mr. Diller's employment, Comcast will cause the Company to execute for the benefit of Mr. Diller and the Arrow Group, and, provided that Mr. Diller has been paid all amounts due in respect of the Arrow Options and his employment (including payment of Mr. Diller's expenses), Mr. Diller will execute for the benefit of the Company, general releases in a form mutually agreed to by the parties.

     The Stockholder Letter Agreement provides that, subject to the absence or waiver of any inconsistent agreements, the Stockholders Agreement will terminate without any further obligation thereunder and to release each other from any claim of whatever nature arising out of or under the Stockholders Agreement, provided, that if the Merger Agreement is terminated, the Stockholders Agreement and such claims will be restored, and such termination will be of no effect, effective as of August 4, 1994.

     The Stockholder Letter Agreement will terminate automatically and simultaneously with the Merger Agreement in accordance with its terms, except for the agreements described in the preceding paragraph which will survive any such termination if Comcast, together with any other Party, acquires control of a majority of the outstanding voting stock or a majority of the Board.

PURPOSE OF THE TRANSACTION

     The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. The acquisition of the publicly-held Shares of the Company has been structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of the Company from the public stockholders to the Purchaser and to enable the unaffiliated stockholders to promptly receive the cash payments they are entitled to receive for all of their Shares pursuant to the Offer and the Merger.

FAIRNESS OF THE TRANSACTION

     The Company. At a meeting held on August 4, 1994, the Board, other than Ralph J. and Brian L. Roberts, who did not participate in the Board's deliberations and decisions in connection with the Offer, by a unanimous vote of such directors, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders (other than Comcast, Liberty and their affiliates).

     THE BOARD OF DIRECTORS OF THE COMPANY (OTHER THAN THOSE DIRECTORS WHO ARE REPRESENTATIVES OF COMCAST WHO EXPRESS NO OPINION AS TO THE FOLLOWING MATTERS) RECOMMENDS THAT STOCKHOLDERS APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

     Reasons for Recommendation.

     Prior to reaching its conclusions, the Board received presentations from, and reviewed the Offer and the Merger with, management of the Company as well as the Company's financial advisor, Allen. In reaching its conclusions, the Board considered a number of factors, including, but not limited to, the following:

     (i) The Board's belief, based on its familiarity with the Company's business, its current financial condition and results of operations and its future prospects, and the current and anticipated developments in the Company's industry, that the consideration to be received by the Company's stockholders (other than Comcast, Liberty and their affiliates) in the Offer and Merger fairly reflects the Company's intrinsic value.

     (ii) The oral and written presentations made by the Company's management and Allen to the Board at the meeting held on August 4, 1994 as to various financial and other considerations deemed relevant to the Board's evaluation of the Offer and the Merger, including a review of
           (A) trends in the cable programming and electronic retailing industries, (B) the business prospects and financial condition of the Company, (C) historical business information and financial results of the Company, (D) nonpublic financial and operating results of the Company, (E) financial projections and the 1994 budget prepared by the Company's management, (F) information obtained from meetings with senior management of the Company, (G) the trading range of the shares of Common Stock, (H) public financial information of comparable companies in the cable programming and specialty retailing industries, (I) public financial and transaction information related to comparable mergers and acquisitions, and (J) the terms and conditions of the Merger Agreement and related documents.

     (iii) The opinion of Allen that the consideration to be received by the Company's stockholders pursuant to the Merger Agreement, is fair to such stockholders (other than Comcast and Liberty) from a financial point of view. A copy of the written opinion of Allen to that effect, which sets forth the matters considered, assumptions made and limits of its review, is attached as Annex A hereto and is incorporated herein by reference. Stockholders are urged to read the opinion carefully. In the course of arriving at its opinion and presenting it to the Board, Allen analyzed the terms of the Offer and Merger, the Company's historical results, present condition and prospects, the trading history of the Common Stock related to selected public announcements regarding the Company, the trading history of the shares of Common Stock compared to that of comparable companies and other market indices, the stock price and market multiples of the shares of Common Stock compared to those of selected cable programmers and selected specialty retailers, the discounted cash flow value per share of the Common Stock based on managements' financial forecast and the premiums and multiples paid in comparable all cash and cash and stock transactions. In considering Allen's opinion, the Board was aware that Allen will become entitled to the fee described below in accordance with the terms of its engagement by the Company upon consummation of the Offer.

     (iv) The limited number of conditions to the Purchaser's obligation to consummate the Offer. In this regard, the Board was aware of the fact that in the event the Purchaser is unable to consummate the Offer at any scheduled expiration thereof due to the fact that the waiting periods under the HSR Act applicable to the Offer and the Merger have not expired or been terminated, the Purchaser will not be entitled to terminate the Offer prior to December 31, 1994, and has agreed to extend the Offer until such time in such event. The Board also considered that the conditions to the consummation of the Offer may not be amended in any manner adverse to the holders of Shares and no other conditions other than those specified in Annex I to the Merger Agreement may be imposed without the consent of the Company. The Board was also aware of the fact that the Offer is subject to financing.

     (v) The possible alternatives to a sale of the Company, including a self tender offer for a portion of the Shares or other possible restructuring alternatives.

     (vi) The provisions of the Merger Agreement relating to Alternative Transactions (as defined therein and described under "-- The Merger Agreement"), including the following:

        (A) Although the Company is not permitted to initiate, solicit or encourage any inquiries or the making of any proposal in connection with an Alternative Transaction, engage in any discussions or negotiations concerning, or provide information relating to it or its subsidiaries for the purposes of, or otherwise facilitate or encourage any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, a proposal to effect an Alternative Transaction, the Board of Directors of the Company may furnish information to, and participate in negotiations with, third parties making unsolicited requests or proposals regarding Alternative Transactions and, following receipt of a proposal for an Alternative Transaction, the Board may withdraw or modify its recommendation regarding the Offer and the Merger, to the extent it determines in good faith in accordance with, and based upon the advice of, outside counsel that such action is necessary or appropriate in order for the Board of Directors to act in a manner that is consistent with its fiduciary obligations under applicable law.

        (B) The Company must advise Purchaser of, and communicate to Purchaser the terms of, any such proposal it may receive or any such inquiries that the Company receives which may be reasonably expected to lead to a proposal and the identity of the person making such proposal, and, thereafter, if the Company intends to participate in discussions or negotiations or provide information to any such person, the Company must give reasonable notice to

                Purchaser and consult with Purchaser and must thereafter keep Purchaser reasonably informed of the status and details of any such request, Alternative Transaction, inquiry or proposal (or any amendment to any proposal).

           (C) Each of the Company and the Purchaser has the right to terminate the Merger Agreement at any time if the Company's Board of Directors withdraws, modifies or changes its recommendation so that it is not in favor of the Merger Agreement, the Offer or the Merger or resolves to do so, or if the Company's Board of Directors recommends or resolves to recommend to stockholders an Alternative Transaction, and upon such termination the Company must pay the Purchaser $55,000,000, which amount is inclusive of all expenses of the Purchaser and the Parent Purchasers.

            The Board concluded that, as a result of these provisions, the Merger Agreement should not significantly deter an interested third party from proposing to the Company, and pursuing, an Alternative Transaction with the Company and that such provisions are reasonable in light of the benefits of the Offer and the Merger and the size of the payment in comparison to such fees in comparable transactions.

     (vii) The per share value of the consideration to be received for the Shares in the Offer was substantially more certain than the consideration originally offered in the Comcast Proposal because it is an all cash offer, and is higher than the consideration offered in the Comcast Proposal and in the Comcast/Liberty Proposal.

     (viii) The Board considered the relationship between the consideration to be received by stockholders as a result of the Offer and the Merger and the historical market prices and recent trading activity of the shares of Common Stock, and the fact that the Offer and the Merger will enable the Company's stockholders to realize a substantial premium over the closing market price of the shares of Common Stock on June 29, 1994, immediately prior to press reports of the CBS Proposal. The Board was aware that the shares of Common Stock had traded as high as $72.50 in 1993. The Board noted, however, that the price of shares of Common Stock on June 29, 1994 represented, in Allen's opinion, a representative market price of the shares of Common Stock.

      (ix) The fact that no party other than the Parent Purchasers had indicated interest in pursuing, and the ability to effect, a business combination with the Company, even though the Comcast Proposal was publicly announced more than three weeks prior to the signing of the Merger Agreement at which time the Company also publicly announced that it would explore alternatives to maximize stockholder value and, in this regard, both Allen and the Company's management had contacted a substantial number of possible interested parties to seek proposals for a business combination.
            In view of the large percentage of Shares (and warrants to purchase Shares) held by Comcast, Liberty and their affiliates, the Board did not believe it was likely that further efforts or additional time would produce an alternative proposal involving consideration greater than that to be paid in the Offer and Merger.

      (x) The Board also recognized that, following consummation of the Offer and the Merger, the current stockholders of the Company will no longer be able to participate in any increases or decreases in the value of the Company's businesses and properties. The Board concluded, however, that this consideration did not justify foregoing the opportunity for stockholders to receive an immediate and substantial cash purchas price for their Shares.

     The Board considered each of the factors listed above, in addition to the terms and conditions of the Merger Agreement, during the course of their deliberations prior to entering into the Merger Agreement in light of their knowledge of the business and operations of the Company and their business judgment. The Board believed that each of these factors supported the Board's conclusions. In view of the wide variety of factors considered, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in making their determination.

     Ralph J. and Brian L. Roberts did not participate in the deliberations or decisions relating to the Merger Agreement and the engagement of Allen; therefore, the Board did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the public shareholders of the Company for the purpose of negotiating the terms of the Merger Agreement or preparing a report concerning the fairness to such shareholders of the consideration to be received in the Offer and the Merger. The Merger Agreement was unanimously approved by the directors of the Company other than Ralph J. and Brian L. Roberts.

     The Board recognized that the Merger is not structured to require the approval of a majority of the unaffiliated stockholders of the Company. The Board further recognized that, given the ownership of Fully Diluted Shares by the Parent Purchasers, satisfaction of the Minimum Tender Condition will occur if only 8,969,988 Fully Diluted Shares (on a fully diluted basis) are tendered in the Offer (which number is significantly less than a majority of the Common Shares (on a fully diluted basis) not held by TCI, the Parent Purchasers or their affiliates). As a result, the Purchaser, if it purchases such number of Shares, would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company.

     Comcast and Liberty. Comcast and Liberty have each concluded that the Transaction is fair to the stockholders of the Company (other than the Purchaser and its affiliates) based upon the following factors: (i) the conclusions and recommendations of the Board; (ii) the written opinion of Allen & Company dated August 4, 1994 to the Board (and not for the benefit of the Parent Purchasers, their affiliates the stockholders of the Company or any other person) to the effect that the consideration to be received by the stockholders of the Company in the Transaction is fair to such stockholders, other than Comcast and Liberty from a financial point of view; (iii) the factors referred to above as having been taken into account by the Board; (iv) the premium represented by the offer price over the historical market prices of the Common Stock, both prior to the announcement of the CBS Proposal and prior to the announcement of the Proposed Transaction; (v) Comcast's and Liberty's respective valuations of the consideration offered by CBS in connection with the CBS Proposal; (vi) the various analyses of Lazard described under "-- Opinions and Reports of Financial Advisors" and (vii) the fact that the offer price and the other terms of the Merger Agreement were the result of arm's-length negotiations with the Company and its advisors. Comcast and Liberty did not find it practicable to, and did not, quantify or otherwise attach relative weights to the specific factors considered by the Board. However, Comcast and Liberty each gave significant weight to all the factors discussed in (i) through (vii) above.

OPINIONS AND REPORTS OF FINANCIAL ADVISORS

     Opinion of Allen & Company. On August 4, 1994, Allen delivered its written opinion to the Board to the effect that the consideration to be received by the holders of Shares and certain of the Company's stock options pursuant to the Merger Agreement is fair to such holders, other than Comcast and Liberty, from a financial point of view. A copy of Allen's opinion is attached hereto as Annex
A. The summary of the opinion set forth herein is qualified in its entirety by Annex A which is incorporated herein by reference. Stockholders are urged to read this opinion in its entirety for a description of the assumptions made, matters considered and procedures followed by Allen. The consideration to be paid pursuant to the Offer and Merger was determined by negotiations on behalf of the Company and the Parent Purchasers and was not determined by Allen. In arriving at its opinion, Allen reviewed, among other things, certain publicly available business and financial information related to the Company. Allen also reviewed certain other information provided to it by the Company, including financial forecasts of the Company, and met with the management of the Company to discuss its business and prospects. Allen also considered, among other things, such other information, financial studies, analyses and investigations and financial, economic and market criteria as it deemed relevant. No limitations were imposed by the Board upon Allen with respect to the investigations made or the procedures followed by Allen in rendering its opinion, and the Company and the members of management cooperated fully with Allen in connection with its investigation. Allen actively sought third parties who might be interested in acquiring the Company in the course of its engagement and assisted the Company in evaluating other alternative transactions.

     In delivering its opinion and making its presentation to the Board, Allen discussed certain financial and comparative analyses and other matters it deemed relevant. Among various financial analyses that Allen discussed were:

     (i) Multiple of Sales Comparison. Allen prepared a market multiple comparison comparing the Company's ratio of total market capitalization (defined as market value of the Company's equity plus net debt) to its latest twelve months sales (the "LTM Sales Ratio") to the average LTM Sales Ratio for groups of publicly traded cable programming companies (included in such group were Gaylord Entertainment Company, International Family Entertainment, Inc. and Turner Broadcasting System, Inc. (the "Cable Programming Companies")) and publicly traded specialty retailing companies (included in such group were Blockbuster Entertainment Corporation, The Home Depot, Inc., Lowe's Companies, Inc., Melville Corporation, Price/Costco, Inc. and Toys 'R' Us, Inc. (the "Specialty Retailing Companies")). The comparisons were made as of June 29, 1994; July 12, 1994; and August 2, 1994 (collectively, the "Comparison Dates") (assuming for the Company on August 2, 1994, that the common equivalent equity value of the Shares was $46 per share). The analysis showed that the LTM Sale Ratio for the Company, the Cable Programming Companies (on average) and the Speciality Retailing Companies (on average), respectively, were: (a) as of June 29, 1994: 1.26, 3.22, and 1.24;
           (b) as of July 12, 1994: 1.40, 3.17 and 1.27; and (c) as of August
           2, 1994: 1.79, 3.18 and 1.24.

     (ii) Multiple of Operating Cash Flow Comparison. Allen prepared a market multiple comparison comparing the Company's ratio of total market capitalization to its latest twelve months earnings before interest, taxes, depreciation and amortization (the "Cash Flow Ratio") to the average Cash Flow Ratio for the Cable Programming Companies and the Specialty Retailing Companies as of the Comparison Dates (assuming for the Company on August 2, 1994, that the common equivalent equity value of the Shares was $46 per share). The analysis showed that the Cash Flow Ratio for the Company, the Cable Programming Companies (on average) and the Speciality Retailing Companies (on average), respectively, were: (a) as of June 29, 1994: 8.0, 19.3 and 10.5; (b) as of July 12, 1994: 8.9, 19.1 and 10.8; and (c) as of August 2, 1994: 11.4, 19.2 and 10.7.

     (iii) Multiple of Earnings Per Share Comparison. Allen prepared a market multiple comparison comparing the Company's ratio of the market value of its equity to its latest twelve months earnings per share (the "EPS Ratio") to the average EPS Ratio for the Cable Programming Companies and the Specialty Retailing Companies as of the Comparison Dates (assuming for the Company on August 2, 1994, that the common equivalent equity value of the Shares was $46 per share). The analysis showed that the EPS Ratio for the Company, the Cable Programming Companies (on average) and the Speciality Retailing Companies (on average), respectively, were: (a) as of June 29, 1994:
           21.3, 38.5 and 23.1; (b) as of July 12, 1994: 23.6, 38.0 and 23.6;
           and (c) as of August 2, 1994: 30.2, 37.4 and 24.0.

     (iv) Multiple of 1994 Estimated Earnings Per Share Comparison. Allen prepared a market multiple comparison comparing the Company's ratio of the market value of its equity to its estimated 1994 earnings per share (the "1994 Estimated EPS Ratio") to the average 1994 Estimated EPS Ratio for the Cable Programming Companies and the Specialty Retailing Companies as of the Comparison Dates (assuming for the Company on August 2, 1994, that the common equivalent equity value of the Shares was $46 per share). The analysis showed that the 1994 Estimated EPS Ratio for the Company, the Cable Programming Companies (on average) and the Speciality Retailing Companies (on average), respectively, were: (a) as of June 29, 1994: 20.2, 19.7 and 18.3; (b) as of July 12, 1994: 22.4, 19.3 and 18.7; and (c) as of August 2,
           1994: 28.7, 19.0 and 19.0. The foregoing excluded the Company's startup costs with respect to its Q2 project. Including such startup costs, the Company's 1994 Estimated EPS Ratio on each of the Comparison Dates, in chronological order, would have been: 24.2, 26.9 and 34.3, respectively.

     With respect to the foregoing four comparative analyses, Allen's analysis stated that, for the Comparison Dates, the Company traded at multiples closely related to the Specialty Retailing Companies, that as of

June 29, 1994, the Company traded at an LTM Sales Ratio, a Cash Flow Ratio, an EPS Ratio and a 1994 Estimated EPS Ratio (collectively, the "Comparison Ratios") within the range of the Specialty Retailing Companies (although the 1994 Estimated EPS Ratio exceeded the average for both Specialty Retailing Companies and Cable Programming Companies), and that as of July 12, 1994 and August 2, 1994, based on the comparisons described above, the Company's share prices traded at Comparison Ratios that were higher (except in one case) than the range for Specialty Retailing Companies.

     (v) Discounted Cash Flow Analysis. Allen analyzed the net present value of the future unleveraged free cash flows of the Company based on financial projections prepared, and capital structure assumptions provided, by the management of the Company. Allen added to the present value of the free cash flows the terminal value of the Company based on multiples of the projected 1999 earnings before interest, taxes, depreciation and amortization ("EBITDA"), discounted at the same rates as were applied to discount the free cash flows. Discount rates ranging from 15% to 25% and multiples of EBITDA ranging from 7.0 to
          9.0 were applied. Allen's analysis reflected that a price of $46 per share was in line with its discounted cash flow analysis for the Company.

     (vi) Other Factors Considered. Allen reviewed recent trends in the shares of Common Stock prices and trading volume in the shares of Common Stock. Allen also (a) compared the recent trend in shares of Common Stock prices versus various market indices, (b) compared market reaction in the price of the shares of Common Stock relating to selected public announcements, (c) studied the above analyses and determined relevant dates for purposes of determining a representative value of the shares of Common Stock, (d) compared the premium of the price offered in the Offer and the Merger over various recent market prices for the shares of Common Stock, as well as a comparison of the premium to be paid in the Offer to premiums paid in selected cash merger transactions, and (d) the multiples to sales, EBITDA, net income and book value offered to the Company in the Offer compared to those multiples in selected merger transactions involving companies in generally comparable industries.

     Some of the foregoing analyses used projections provided by management of the Company, which Allen assumed to be reasonably prepared on a basis reflecting the best currently available judgments of the management of the Company as to the future financial performance of the Company. Allen did not make or seek to obtain appraisals of the Company's assets in connection with its analysis of the valuation of the Company.

     Copies of Allen's written opinion and written presentation to the Board have been filed as exhibits to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Company, the Parent Purchasers and the Purchaser (together with exhibits thereto, the "Schedule 13E-3") with the Securities and Exchange Commission (the "Commission"). Copies will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company, or his representative who has been so designated in writing. The summary set forth above does not purport to be a complete description of either Allen's analyses, including those set forth as exhibits to the Schedule 13E-3, or Allen's presentations to the Board. Allen believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the processes underlying its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analyses or summary description. In its analyses, Allen made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Any estimates contained therein are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of value of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, none of the Company, the Purchaser, Allen or any other person assumes responsibility for their accuracy.

     The Company has retained Allen as the Company's financial advisor in connection with the Merger, the Offer and other matters arising in connection therewith pursuant to an engagement letter dated August 4, 1994

(the "Engagement Letter") between the Company and Allen. The Engagement Letter provides, among other things, that upon the earlier to occur of the consummation of the Offer or such earlier time as Allen and the Company may agree, the Company will pay to Allen a fee equal to $10.3 million. In addition, the Company has agreed to reimburse Allen for its reasonable out-of-pocket expenses, including reasonable travel and legal expenses, and to indemnify Allen against certain liabilities. In the event of the consummation of an alternative transaction to that contemplated by the Merger Agreement, the Company has agreed to pay Allen a fee in an amount to be agreed upon by Allen and the Company.

     The Board selected Allen as its financial advisor because Allen is an internationally recognized investment banking firm and regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions. Allen has particular expertise and experience in the cable and media industries. Allen also represented the Company as its financial advisor in connection with the Company's attempted acquisition of Paramount Communications Inc. and provided financial advisory services to the Company in connection with its consideration of a possible business combination with CBS. Paul A. Gould, a managing director of Allen, has served as a director of Liberty since December 1991. Mr. Gould remains a director of Liberty following the business combination transaction in which Liberty became a wholly owned subsidiary of TCI. Allen acted as dealer manager for a tender offer made by Liberty for HSN in 1993. In addition, as a part of its investment banking and securities trading business, Allen holds positions in and trades in the securities of the Company, Comcast and TCI from time to time, and has previously held positions in and traded the securities of Liberty.

     Neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

     Opinions and Report of Lazard. Lazard has delivered its written opinion (the "August 4 Lazard Opinion") dated August 4, 1994 addressed to the Board of Directors of Comcast that, as of such date, based upon the procedures and subject to the assumptions described therein, the consideration to be paid by Comcast in the Transaction is fair, from a financial point of view, to Comcast. In addition, Lazard has delivered its written opinion (the "July 12 Lazard Opinion", and, together with the August 4 Lazard Opinion, the "Lazard Opinions") dated July 12, 1994 addressed to the Board of Directors of Comcast that, as of such date, based upon the procedures and subject to the assumptions described therein, the consideration to be paid by Comcast in the Proposed Transaction is fair, from a financial point of view, to Comcast.

     The Board of Directors of Comcast has not requested or received any opinion from Lazard as to the fairness, from a financial point of view, of the consideration to be paid in the Transaction or the Proposed Transaction to the stockholders of the Company. THE LAZARD OPINIONS ARE DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, TO COMCAST OF THE TRANSACTION AND THE PROPOSED TRANSACTION, RESPECTIVELY, AND DO NOT GO TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY THE STOCKHOLDERS OF THE COMPANY IN THE TRANSACTION OR PROPOSED TRANSACTION, RESPECTIVELY, OR CONSTITUTE RECOMMENDATIONS TO ANY STOCKHOLDER OF THE COMPANY TO TENDER ITS SHARES. The Lazard Opinions were delivered solely for the benefit of the Board of Directors of Comcast and were not on behalf of, and were not intended to confer rights or remedies upon, the Company or Liberty, or any stockholders of Comcast, the Company or Liberty, or any other person other than the Board of Directors of Comcast. Lazard was not requested to pass upon the fairness of the terms of the Merger Agreement or any terms of any proposed financing of the Transaction or the Proposed Transaction. Consideration of these terms was not necessary by Lazard to an evaluation of the fairness to Comcast of the consideration to be paid. Lazard was not requested to and did not recommend to the Board of Directors of Comcast the form or amount of the consideration to be paid to stockholders of the Company in the Transaction or the Proposed Transaction, which (in the case of the Transaction) were determined through negotiations between Comcast, Liberty and the Company and their respective advisors.

     The full text of the Lazard Opinions, which set forth assumptions made, matters considered and limits on the review undertaken, are available for inspection and copying at the principal executive office of Comcast during its regular business hours by any interested equity security holder of the Company or his or her representative who has been so designated in writing. In addition, copies of the Lazard Opinions have been filed with the Commission as exhibits to the Schedule 13E-3, and may be inspected, copied and obtained in the manner specified in "The Tender Offer -- 6. Certain Information Concerning the Company." The summaries of the Lazard Opinions set forth herein are qualified in their entirety by reference to the full texts thereof.

     August 4 Lazard Opinion. In rendering the August 4 Lazard Opinion, Lazard among other things: (i) reviewed the Merger Agreement and the financial terms of the Transaction set forth therein; (ii) reviewed certain publicly available historical business and financial information relating to Comcast and the Company; (iii) held discussions with the senior management of Comcast concerning Comcast's objectives in pursuing the Transaction, its intended method of financing the Transaction and certain other matters; (iv) reviewed certain publicly available information with respect to certain other companies in lines of business they believe to be comparable to those of Comcast and the Company;
(v) reviewed the financial terms of certain recent business combinations involving companies in lines of business they believe to be comparable to those of Comcast, and the Company, and in other industries generally; (vi) analyzed the pro forma financial impact of the Transaction on Comcast; (vii) reviewed the historical stock prices and trading volumes of Comcast's common stock and the Common Stock; and (viii) conducted such other financial studies, analyses and investigations as they deemed appropriate.

     July 12 Lazard Opinion. In rendering the July 12 Lazard Opinion, Lazard among other things: (i) reviewed the proposed terms of the Proposed Transaction as outlined in the offer letter dated July 12, 1994 from Comcast to the Company (see "-- Background of the Transaction"); (ii) reviewed certain publicly available historical business and financial information relating to Comcast and the Company; (iii) held discussions with the senior management of Comcast concerning Comcast's objectives in pursuing the Proposed Transaction, its intended method of financing the Proposed Transaction and certain other matters;
(iv) reviewed certain publicly available information with respect to certain other companies in lines of businesses they believe to be comparable to the businesses of Comcast and the Company; (v) reviewed the financial terms of certain recent business combinations involving companies in lines of businesses they believe to be comparable to those of Comcast and the Company, and in other industries generally; (vi) analyzed the pro forma financial impact of the Proposed Transaction on Comcast; (vii) reviewed the historical stock prices and trading volumes of Comcast's common stock and the Common Stock; and (viii) conducted such other financial studies, analyses and investigations as they deemed appropriate.

     The Lazard Report. In connection with the delivery of the July 12 Lazard Opinion, Lazard prepared a report, dated July 12, 1994 (the "Lazard Report"). The Lazard Report included an outline of a proposed transaction structure whereby Comcast would acquire the Company, an analysis of the structure of the CBS Proposal (see "-- Background of the Transaction"), a valuation of the CBS Proposal and a valuation of the Company. Certain of the analyses included in the Lazard Report were based in part on financial projections provided by Comcast.

     The Lazard Report was prepared solely for internal use and not with a view to public disclosure or compliance with the published guidelines of the Commission or the American Institute of Certified Public Accountants regarding projections, and were not prepared with the assistance of, or reviewed by, independent accountants. The information contained in the Lazard Report is included in this Offer to Purchase solely because such report was furnished by Lazard to Comcast. While presented with numerical specificity, such reports, and the analyses included therein (including the projections provided to Lazard contained therein), are based upon a variety of assumptions relating to the businesses of the Company, industry performance, general business and economic conditions and other matters and are subject to significant uncertainties and contingencies, many of which are beyond the Company's control, and, therefore, such report and analyses are inherently imprecise and there can be no assurance that any valuations therein could be realized. None of the Purchaser, the Parent Purchasers, the Company or Lazard assumes any responsibility for the validity, reasonableness, accuracy or completeness of any of the Lazard Report.

     No limitations were placed by Comcast or Lazard with respect to the investigations made or the procedures followed by Lazard. Lazard is an internationally recognized investment banking firm and regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions. Lazard has from time to time provided financial advice and services to Comcast, but in selecting Lazard, Comcast considered primarily Lazard's general reputation and expertise. See "The Tender Offer -- 12. Fees and Other Expenses" for a description of the terms of Lazard's engagement by Comcast.

     The summary of the Lazard Report set forth below does not purport to be a complete description of the Lazard Report or the analyses performed, or the matters considered by Lazard in arriving at the Lazard Opinions, and is qualified in full by reference to the full text of the Lazard Report. Lazard believes that its reports must be considered as a whole and that selecting portions of its report and of the factors considered by it could create an incomplete view as to the results of the Lazard Report and the Lazard Opinions. The full text of the Lazard Report is available for inspection and copying at the principal executive office of Comcast during its regular business hours by any interested equity security holder of the Company or his or her representative who has been so designated in writing. In addition, a copy of the Lazard Report has been filed as an exhibit to the Schedule 13E-3 and may be inspected, copied and obtained in the manner specified in "The Tender
Offer -- 6. Certain Information Concerning the Company".

     The Lazard Report outlined a transaction structure for Comcast to acquire all the outstanding Shares not already owned by Comcast for a consideration of $45.00 per share consisting of $38.00 per share in cash and $7.00 per share in a newly-formed class of convertible exchangeable preferred stock of Comcast. The convertible exchangeable preferred stock was proposed to have a 7.5% annual dividend and to be convertible into Comcast's Class A Special Common Stock at a conversion price of $21.00 per share. The Lazard Report proposed potential sources and uses of funds in the transaction. The Lazard Report also contained an overview of the CBS Proposal, including estimated proceeds to stockholders of both CBS and the Company, a blended multiple analysis and stock trading history. In addition, the report included a valuation of the Company. Lazard outlined the Company's present general operations and certain projects to be launched in 1994. Lazard incorporated projections of the Company's revenues, expenses, capital expenditures and cash flows through 1999 as provided by Comcast. The report also included a range of discounted cash flow values and internal rates of return based upon varying assumptions, an analysis of the implied trading multiples at various stock prices, the Company's stock trading history, a summary of market statistics for comparable public companies and summaries of recent research reports on the Company prepared by other parties. The following describes Lazard's analysis as delivered to the Board of Directors of Comcast on June 12, 1994.

     Summary Valuation Results. Lazard prepared summary valuation results indicating unlevered discounted cash flow values per share at EBITDA exit multiples of 8.0x and 9.0x, at discount rates of 14.0% and 15.0% and with revenue growth rates of 10.0%, 12.5% and 15.0% (the "Respective Revenue Growth Rates"). At an EBITDA exit multiple of 8.0x, the discounted cash flow values per share (i) at a discount rate of 14% were $38.60, $47.54, and $57.07, and (ii) at a discount rate of 15% were $37.09, $45.66, and $54.82, at the Respective Revenue Growth Rates. At an EBITDA exit multiple of 9.0x, the discounted cash flow values per share (i) at a discount rate of 14% were $42.25, $52.07, and $62.63, and (ii) at a discount rate of 15% was $40.58, $50.02, and $60.14, at the Respective Revenue Growth Rates.

     Lazard also indicated the leveraged pre-tax internal rate of return, assuming a $1.1 billion equity investment including the value of the Company's Shares already owned by Comcast, at EBITDA exit multiples of 8.0x, 9.0x, 10.0x and 11.0x (the "Respective EBITDA Exit Multiples") and at purchase prices per share ranging from $40.00 to $55.00. At $40.00 per share, the leveraged pre-tax internal rate of return ranged from 27.8% to 37.8% at the Respective EBITDA Exit Multiples. At $45.00 per share, the leveraged pre-tax internal rate of return ranged from 20.8% to 30.3% at the Respective EBITDA Exit Multiples. At $50.00 per share, the leveraged pre-tax internal rate of return ranged from 15.7% to 24.8% at the Respective EBITDA Exit Multiples. At $55.00 per share, the leveraged pre-tax internal rate of return ranged form 11.6% to 20.4% at the Respective EBITDA Exit Multiples.

     Analysis at Various Stock Prices ("AVP"). Lazard prepared an analysis of the relationship of various hypothetical share prices for the Shares ranging from $35.00 to $55.00 to (i) the price on June 27, 1994, (ii) the high price during the 52 week period prior to the date of the report and (iii) the low price during the 52 week period prior to the date of the report. Lazard also prepared an analysis of the implied multiples of such range of share prices.

     At a per share price of $45.00, the AVP reflected market capitalization as a multiple of revenues of 1.7x for the latest twelve months, of 1.5x for projected 1994 results, and of 1.4x for projected 1995 results.

     At a per share price of $45.00, the AVP reflected market capitalization as a multiple of EBITDA of 10.9x for the latest twelve months, of 11.1x for projected 1994 results, and of 9.4x for projected 1995 results.

     At a per share price of $45.00, the AVP reflected market capitalization as a multiple of earnings before interest and taxes ("EBIT") of 14.0x for the latest twelve months, of 14.4 for projected 1994 results, and of 11.8x for projected 1995 results.

     At a per share price of $45.00, the AVP reflected adjusted market value as a multiple of net income of 44.7x for the latest twelve months and 32.0x for projected 1994 results.

     Stock Price Analysis. Lazard examined the history of the daily trading prices of the Shares for the one year period from July 2, 1993 to July 11, 1994 and for the five year period from July 7, 1989 to July 11, 1994.

     Comparable Companies Analysis. Using publicly available information, Lazard prepared an analysis of selected financial data for companies in businesses which Lazard believes to be comparable to the Company's. Although such companies are similar to the Company in some respects, none of such companies possess characteristics identical to those of the Company. Financial data reviewed for these companies included, but was not limited to, revenues, EBITDA, EBIT and net income, for the periods of the latest twelve months, projected 1994 results and projected 1995 results.

     Based on projected 1994 results, the market capitalization of the comparable companies to: (a) revenues ranged from 0.9x to 3.5x, (b) EBITDA ranged from 9.3x to 15.0x, (c) EBIT ranged from 11.7x to 17.7x. The price-to-earnings multiples of the comparable companies on projected 1994 results ranged from 17.6x to 27.2x.

     Other Information. In the course of their reports to the Boards of Directors of Old TCI and Liberty as to the fairness of the TCI/Liberty Merger to the respective stockholders of each of Old TCI and Liberty, CS First Boston Corporation and Merrill Lynch Pierce Fenner & Smith Incorporated each estimated the value of the two companies' respective component assets and businesses. In assigning values to publicly traded, non-control investments (or, in the case of non-publicly traded securities which are convertible into or exercisable or exchangeable for publicly traded securities, the equivalent publicly traded securities), such as Liberty's minority equity interest in the Company, such investment advisors principally relied on the market price of such publicly traded securities as of particular dates, and did not prepare any specific report, opinion or appraisal for Old TCI or Liberty as to the overall value of the Company or Liberty's interest therein.

PLANS FOR THE COMPANY AFTER THE MERGER

     In connection with its consideration of the Offer, the Purchaser has made a preliminary review, and will continue to review, on the basis of available information, various possible business strategies that it might consider upon completion of the Transaction. Upon completion of the Offer, the Purchaser intends to conduct a detailed review of the Company and its assets, businesses, operations, properties, policies (including dividend policies), corporate structure, capitalization and the responsibilities and qualifications of the Company's management and personnel and consider what, if any, changes the Purchaser deems desirable in light of the circumstances which then exist.

     Pursuant to the Joint Bidding Agreement, the equity interests in the Surviving Corporation will be owned 57.4% by Comcast and 42.6% by Liberty. The management committee of the board of directors of the Surviving Corporation will be comprised of three representatives appointed by Comcast who shall be reasonably acceptable to Liberty and two representatives appointed by Liberty who shall be reasonably acceptable to Comcast. The day-to-day operations of the Surviving Corporation will be managed by Comcast. However, neither the Surviving Corporation nor the Company will, subject to certain exceptions, engage in certain transactions or take certain actions unless approved in advance by Liberty, including: (i) any action which would result in the Surviving Corporation, conducting, participating in or making certain investments in a business other than the marketing of goods or services over electronic media (other than principally entertainment programming) and activities ancillary thereto or vertically integrated therewith;

(ii) transactions not in the ordinary course of business; (iii) the disposition, by the Surviving Corporation not in its ordinary course of business, of a material amount of its assets; (iv) the merger or consolidation or the dissolution or liquidation of the Surviving Corporation or the Company; (v) amendments to the Surviving Corporation's Certificate of Incorporation or By-Laws; (vi) the issuance or purchase of any shares of the capital stock or other equity securities of the Surviving Corporation or the Company; (vii) the amendment or modification of any outstanding options, warrants or rights to acquire shares of capital stock or other securities of the Surviving Corporation; (viii) the filing by the Surviving Corporation of a petition under the Bankruptcy Act or any other insolvency law, or the admission in writing of its bankruptcy, insolvency or general inability to pay its debts; (ix) the commencement or settlement of litigation or arbitration which is material to the Purchaser other than in the ordinary course of business; (x) entering into by the Purchaser of material contracts not connected with carrying on its principal business; and (xi) certain transactions between the Purchaser and Comcast. Upon consummation of the Merger, Comcast and TCI have agreed to cooperate in good faith to cause the Surviving Corporation and HSN to pursue jointly business opportunities outside the United States and Canada. Following consummation of the Merger, neither Comcast nor Liberty (nor the directors, officers, members of the Management Committee, employees or agents of the Surviving Corporation or any subsidiary who are also directors, officers, employees or agents of either Comcast or Liberty) will be obligated to present any corporate opportunity to the Surviving Corporation or its subsidiaries.

     Following the Merger, each of Comcast and Liberty will have the right to three demand registrations to have their shares of the Purchaser registered under the Securities Act of 1933, as amended (the "Securities Act"). Such demand registration rights will be subject to the right of first refusal of the other party, at a price to be determined by three investment bankers based upon a projected initial secondary public offering price of the Purchaser's common stock. Any other transfers will be subject to the other party's right of first refusal except that a change in control of Liberty, Comcast or certain affiliates thereof will not trigger such rights of first refusal.

     Unless Liberty, through the exercise of its demand registration rights, shall have been the party which first caused the Purchaser's common stock to be registered under the Exchange Act, then Liberty may at any time during the 60-day period following the fifth anniversary of the Merger (or if not previously exercised, at any time during the 60-day period following each of the sixth, seventh, eighth, and ninth anniversary of the Merger) exercise its exit rights as described below and in the Joint Bidding Agreement.

     Liberty may exercise its exit rights by delivering written notice to Comcast, whereupon Liberty and Comcast will seek to agree upon the fair market value of the Purchaser on a going concern or a liquidation basis, whichever is higher. If they are unable to agree upon a fair market value, then each of Liberty and Comcast will appoint an independent appraiser to determine such value. If the amount of the higher of the two appraisers is greater than 110% of the lower, then a third independent appraiser designated by the first two appraisers will be retained and deliver its appraisal. The final appraisal will be the average of the closest two appraisals.

     Comcast shall have the right to purchase all of the common stock of the Purchaser held by Liberty at a price equal to the fraction of the fair market value of the Purchaser represented by such common stock as a percentage of the fully diluted common stock of the Purchaser. Comcast may pay Liberty for such shares in cash, a Comcast promissory note maturing not more than three years after issuance, or Comcast equity securities. In certain circumstances, Comcast may be required to pay Liberty in Comcast equity securities.

     If Comcast fails to purchase the shares of the Purchaser held by Liberty in accordance with the terms of The Joint Bidding Agreement, then Liberty shall have the right to purchase the shares of the Purchaser held by Comcast on the same terms on which Liberty's shares of the Purchaser were offered to Comcast.

     If Liberty fails to purchase the shares of the Purchaser held by Comcast by the time agreed, then Liberty and Comcast will use their best efforts to sell the Purchaser in a sale in which Liberty, Comcast or any of their respective affiliates may be purchasers.

     Liberty and Comcast have also agreed to use all reasonable efforts to consummate any purchase and sale in the most tax efficient method available.

     Except as described above or elsewhere in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company's Board of Directors or management, any material change in the Company's capitalization or dividend policy or any other material change in the Company's corporate structure or business.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

     In considering the recommendations of the Board, stockholders of the Company should be aware that certain members of the Board have certain interests that present actual or potential conflicts of interest in connection with the Transaction. The Board was aware of these actual or potential conflicts of interest and considered them along with other matters described under "-- Fairness of the Transaction".

     The Joint Bidders and their affiliates beneficially own approximately 34.5% of the Fully Diluted Shares, and as result of such ownership the Joint Bidders may be deemed to control the Company. Of the 18,883,801 Fully Diluted Shares beneficially owned by the Parent Purchasers, 8,627,934 are held by Comcast (6,207,434 shares of Common Stock, 72,050 shares of Preferred Stock and warrants to purchase 1,700,000 of Common Stock, or 15.5% of the Fully Diluted Shares) and 10,255,867 are held by Liberty (6,527,207 shares of Common Stock and 372,866 shares of Preferred Stock, or 18.4% of the Fully Diluted Shares). In addition, Old TCI (as defined under "The Tender Offer -- 7. Certain Information Concerning the Purchaser and the Parent Purchasers") beneficially owns 332,772 Fully Diluted Shares (153,552 shares of Common Stock and 17,922 shares of Preferred Stock, or 0.6% of the Fully Diluted Shares).

     Brian L. Roberts, the President and a director of Comcast, has served as a director of the Company since October 1987 and Ralph J. Roberts, the Chairman of the Board of Comcast, has served as a director of the Company since June 1991. Peter Barton, the President and a director of Liberty and Executive Vice President of TCI, served as a director of the Company from December 1989 to November 1993 and John Malone, the President and a director of TCI, served as a director of the Company from June 1991 to November 1993.

     Paul A. Gould, a managing director of Allen, has served as a director of Liberty since December 1991. Mr. Gould remains a director of Liberty following the business combination transaction in which Liberty became a wholly owned subsidiary of TCI. Allen acted as dealer manager for a partial tender offer made by Liberty for HSN in 1993. In addition, as a part of its investment banking and securities trading business, Allen holds positions in and trades in the securities of the Company, Comcast, and TCI from time to time, and has previously held positions in and traded in the securities of Liberty.

     J. Bruce Llewellyn, a director of the Company, is Chairman of the Board and Chief Executive Officer of Garden State Cablevision, Inc., the general partner and owner of approximately 20% of the equity of Garden State Cablevision, L.P. ("Garden State"). A subsidiary of Comcast is a limited partner of Garden State and owns approximately 40% of the equity of Garden State.

     In 1987 Satellite Services Inc. ("SSI"), a wholly-owned subsidiary of TCI, entered into an Affiliation Agreement with CVN Companies, Inc. ("CVN") to distribute the CVN programming to cable television subscribers of TCI, its subsidiaries and certain affiliates (the "TCI Affiliates"), for a term of seven years. In connection with the merger of the Company with CVN, in 1989 SSI entered into an Addendum to Affiliation Agreement extending the term of such Affiliation Agreement to 2004. Such Affiliation Agreement, as extended, provides for the distribution of programming to a minimum of 4,519,435 cable television subscribers for the remainder of the term. Such Affiliation Agreement also provides for the payment of a 5% commission to the TCI Affiliates on net sales of the Company's merchandise sold in the zip code areas served by the TCI Affiliates. The remedy for failure to meet the carriage requirements under such Affiliation Agreement as extended is a pro rata repurchase by the Company, at $1.00 per share, of up to 372,866 shares of Preferred Stock issued to the TCI Affiliates pursuant to certain agreements between certain subsidiaries and affiliates of TCI and the Company. Such Affiliation Agreement, as extended, also provides for specific performance in the event of certain failures to satisfy such carriage requirements.

     In June 1987 SSI also entered into an Affiliation Agreement with QVC (providing for a similar commission payment) for the distribution of QVC programming to cable television subscribers of TCI Affiliates. The original term of the agreement was for seven years subject to one year renewal terms. The current term of the Agreement expires in June 1995.

     On July 26, 1993, Liberty and the Company entered into a letter agreement (the "Q2 Agreement") pursuant to which Liberty agreed to use its reasonable best efforts to cause the TCI Affiliates to carry the Q2 service to a minimum of 10,000,000 cable television subscribers by July 26, 1996, such carriage to continue for seven years from commencement. The terms of the Q2 Agreement also require the TCI Affiliates to transmit the QVC service to an additional 701,000 cable television subscribers by July 26, 1995. One remedy for failure to meet the carriage requirements under the Q2 Agreement is the pro rata repurchase by the Company from Liberty of up to 571,480 shares of Common Stock at $1.00 per share.

     Cable systems operated by TCI subsidiaries and its affiliates representing approximately 10.5 million of approximately 14 million of the cable subscribers served by all of such systems distribute the QVC service to approximately 8.8 million cable television subscribers and the Q2 service to approximately 290,000 cable television subscribers. During the calendar year 1993 and the seven month period from January 1 to July 31, 1994, respectively, such systems received an aggregate of approximately $12 million and $8.5 million in commissions for sales of the Company's merchandise.

     In connection with Equity Participation Agreements dated June 26, 1987 and October 26, 1989 respectively, Comcast entered into an Affiliation Agreement with the Company dated June 26, 1987 (the "Comcast Affiliation Agreement") and an Addendum to the Comcast Affiliation Agreement dated October 26, 1989 (the "Addendum"). The Comcast Affiliation Agreement provides for the payment of a 5% commission to Comcast on net sales of the Company's merchandise sold in the zip code areas served by Comcast. The Addendum extends the term of the Comcast Affiliation Agreement from June 26, 1994 through June 26, 2004 and requires Comcast to distribute the QVC service to a minimum of 1,441,000 cable subscribers for the remainder of the term. In connection with the Comcast Affiliation Agreement, the Company paid to Comcast and its subsidiaries approximately $3.2 million in respect of the fiscal year ended January 31, 1993, $3.5 million in respect of the fiscal year ended January 31, 1994 and $1.3 million in respect of the period from February 1, 1994 through July 31, 1994. The remedies under the Addendum for the failure to meet minimum carriage requirements include specific performance or a reacquisition of Shares issued pursuant to the Equity Participation Agreements, pro rata basis, based on the difference between the number of minimum committed subscribers and the number of actual subscribers receiving the QVC service and on the length of time subscribers received the QVC service.

     In addition to the Comcast Affiliation Agreement and the Addendum, Comcast and the Company executed a Charter Affiliation Agreement dated May 1, 1994 (the "CAA") governing Comcast's carriage of the Q2 service. Under the CAA, Comcast has agreed to distribute both the QVC and the Q2 service to a minimum of 85% of its subscriber base by December 31, 1998 (the "Minimum Carriage Commitment") in exchange for Q2 launch incentives totalling approximately $10 million. The remedy for failure to meet the Minimum Carriage Commitment by December 31, 1998 is a pro rata return of the launch incentives. The CAA further provides that once a system commences carriage of QVC and/or Q2 that system must continue to carry the service in question through the remainder of the term. The remedy for failure to continue carriage of a service once launched in a system is specific performance.

     In addition, in the Joint Bidding Agreement Comcast and Liberty have agreed, in connection with the consummation of the Merger, to cause the Company to waive any remaining rights it may have pursuant to the Company Repurchase Rights (or any similar contingent right of the Company to reacquire shares of its capital stock) with respect to all shares of capital stock of the Company (or rights to acquire such shares) currently held by Liberty, TCI or Comcast (or any of their respective direct and indirect subsidiaries and affiliates).

     Comcast currently distributes the QVC service to 2,670,259 subscribers and the Q2 service to 428,662 subscribers.

     According to the Company, as of July 31, 1994, all executive officers and directors of the Company as a group beneficially owned 1,126,838 shares of Common Stock and held Options to purchase an aggregate of 7,385,000 shares of Common Stock. If the Transaction is consummated, such persons will receive an aggregate of $51,834,548 in cash for their shares of Common Stock and, in addition, an aggregate of $88,788,500 in respect of the cash-out of their Options, assuming all Options are actually cashed out and assuming 3,000,000 scaled price options held by Mr. Diller are cashed out as of December 9, 1994, the first date on which the last 1,500,000 of such Options become exercisable. See "-- The Merger Agreement" for a discussion of the treatment of Options in the Merger.

     According to the Company, the following table sets forth, as of July 31, 1994, the number of shares of Common Stock and Options owned by, the percentage of Fully Diluted Shares beneficially owned by, and the aggregate amounts to be received in connection with the Transaction (in the case of Options, net of the exercise price) by, each executive officer and director of the Company who owns any Common Stock or Options and all executive officers and directors of the Company as a group. Other than the individuals named below, no executive officer or director of the Company owns any Shares or Options.

                                                                          PERCENT OF        TOTAL CASH
            NAME OF DIRECTOR                                                CLASS          AMOUNT TO BE
              OR EXECUTIVE                 SHARES OF                     BENEFICIALLY       RECEIVED IN
         OFFICER OF THE COMPANY           COMMON STOCK      OPTIONS         OWNED         THE TRANSACTION
        -----------------------           ------------     ---------     ------------     ---------------
Douglas Briggs..........................       20,888        387,500          1.01%        $    6,253,348
Candice Carpenter.......................            0         50,000          0.12                      0
William Costello........................            0        361,250          0.89              6,141,250
Thomas Downs............................            0        153,750          0.38              2,489,250
Barry Diller(1).........................    1,000,000      6,000,000         15.14            114,130,000
Neal Grabell............................          200        160,000          0.40              2,699,700
James Held..............................            0         10,000          0.02                      0
John Link...............................            0        152,500          0.38              2,438,000
Brian L. Roberts........................          750              0         0.002                 34,500
Ralph J. Roberts........................        5,000              0          0.01                230,000
William Schereck........................            0         10,000          0.02                 50,000
Joseph Segel............................      100,000        100,000          0.50              6,157,000
                                          ------------     ---------        ------        ---------------
                                            1,126,838      7,385,000         17.88%        $  140,623,048

- ---------------

(1) The calculation of the cash amount to be received by Barry Diller assumes the exercise of his 3,000,000 scaled options on 12/9/94.

     On July 11, 1994, Thomas Downs exercised options to purchase 3,750 shares of Common Stock at an exercise price of $5 per share and sold those shares on such date at a price of $35.75 per share.

     As of August 8, 1994, all executive officers and directors of the Joint Bidders as a group beneficially owned an aggregate of 34,025 shares of Common Stock. If the Transaction is consummated, such persons will receive an aggregate of $1,505,150 in cash for such shares.

     The following table sets forth, as of August 8, 1994, the number of shares of Common Stock and the percentage of Fully Diluted Shares owned by, and the aggregate amounts to be received by, each executive officer and director of the Joint Bidders who owns any Common Stock and all executive officers and directors of the Joint Bidders as a group pursuant to the Transaction. Other than the individuals named below, no executive officer or director of the Joint Bidders owns any Shares.

                                                                                        TOTAL
NAME OF DIRECTOR                                         SHARES       PERCENT OF         CASH
  OR EXECUTIVE                                             OF           CLASS           AMOUNT
 OFFICER OF THE                                          COMMON      BENEFICIALLY       TO BE
 JOINT BIDDERS                                            STOCK         OWNED          RECEIVED
- ----------------                                         -------     ------------     ----------
Peter R. Barton........................................   2,975          0.007%       $  136,850
Bob Magness............................................   3,750          0.009           172,500
Fred A. Vierra.........................................      50          0.000             2,300
Ralph J. Roberts.......................................   5,000           0.01           230,000
Brian L. Roberts.......................................     750          0.002            34,500
Daniel Aaron...........................................   1,500          0.004            69,000
Irving A. Wechsler.....................................  12,000           0.03           552,000
Sheldon M. Bonovitz....................................   1,500          0.004            69,000
Suzanne F. Roberts.....................................   5,000           0.01           230,000
Anne Wexler............................................     500          0.001            23,000
Robert B. Clasen.......................................   1,000          0.002            46,000
                                                         ========    ==========        =========
                                                         34,025           0.08%       $1,565,150

     In June 1992, the Company repurchased 1,970 shares of Common Stock at a repurchase price of $0.38 per share, for a total repurchase amount of $752.30. In July 1992, the Company repurchased 310 shares of Common Stock at a repurchase price of $1.00 per share, for a total repurchase amount of $310.00. The total amount of shares of Common Stock repurchased by the Company during the second quarter of fiscal year ending January 31, 1993, was 2,280 at an average price of $0.47 per share, for a total repurchase amount of $1,062.30.

     In October 1992, Comcast converted a $30 million convertible note of the Company (which had been called by the Company) into 1,704,546 shares of Common Stock at an average price of $17.60 per share. Such conversion was the only transaction in the Common Stock by the Company, the Purchaser or its affiliates during the third quarter of the fiscal year ending January 31, 1993.

     On December 23, 1992, the Company extended an offer to all of the holders (the "Warrantholders") of warrants (the "Warrants") to purchase shares of Common Stock to convert any or all of the Company's 9,479,913 outstanding Warrants into Shares. Pursuant to the terms of such offer, the Company offered, at the Warrantholder's election, (i) to issue to the Warrantholder, in exchange for the Warrantholder's Warrants, shares of Common Stock with an aggregate value (each share being valued at $37.75 per share, representing a market based average stock price at such time (the "Conversion Price")) equal to the difference between the Conversion Price and the price at which the Warrants were exercisable (the "Exercise Price"), multiplied by the number of shares of Common Stock into which the Warrants were exercisable, or (ii) if the Warrantholder elected to exercise its Warrants by making payment of the Exercise Price in cash and delivery of the Warrant certificate, to issue the number of shares of Common Stock into which such Warrants were exercisable and to repurchase from the Warrantholder, at the Conversion Price, all of the shares of Common Stock that could be purchased using all of the proceeds of the payment by the Warrantholder of the Exercise Price. In connection with an election described in (ii) above, the Company also offered to accept payment of the Exercise Price in shares of Common Stock valued at the Conversion Price. As a result of acceptance of such offer by Liberty and its affiliates, the Company issued 2,475,434 additional shares of Common Stock to Liberty and its affiliates upon the exercise or exchange of Warrants to purchase 3,903,764 Common Shares. Comcast did not exercise any of its Warrants in connection with the Company's offer.

     In January 1993, the Company repurchased 290 shares of Common Stock at a repurchase price of $1.00 per share, for a total repurchase amount of $290.00. Also in January 1993, the Company repurchased 800 shares of Common Stock at a repurchase price of $38.125 per share, for a total repurchase amount of $30,500.00. The total amount of shares repurchased by the Company during the fourth quarter of fiscal year ending January 31, 1993 was 1,090 at an average price of $28.25 per share, for a total repurchase amount of $30,790.00.

     On November 15, 1993 Comcast purchased 1,690,041 shares of Common Stock from Liberty at an average price per share of $18.615 per share.

     In December 1993, the Company repurchased 380 shares of Common Stock at a repurchase price of $1.00 per share, for a total repurchase amount of $380.00. In January 1994, the Company repurchased 350 shares of Common Stock at a repurchase price of $1.00 per share, for a total repurchase amount of $350.00. The total amount of shares purchased by the Company, the Purchaser or its affiliates during the fourth quarter of fiscal year ending January 31, 1994 was 1,690,041 at an average price of $18.607 per share.

     In April 1994, Comcast exercised warrants to purchase 310,000 Common Shares for $10.00 per share.

     On April 29, 1994, Comcast exercised warrants to purchase 310,000 shares of Common Stock at an average price of $10.00 per share. Such exercise was the only transaction in the Common Stock by the Company, the Purchaser or its affiliates during the first quarter of the fiscal year ending January 31, 1995.

     In July 1994, the Company repurchased 310 shares of Common Stock at a repurchase price of $1.00 per share, for a total repurchase price of $310.00 per share. Such repurchase was the only transaction in the Common Stock by the Company, the Purchaser or its affiliates during the second quarter of the fiscal year ending January 31, 1995 to date.

     In July 1994 the Company paid Comcast approximately $2.1 million in connection with Comcast beginning to carry certain of the Company's secondary programs to certain of its cable television subscribers.

     In addition, from time to time holders of shares of Preferred Stock have converted such shares into Common Stock. On July 28, 1994, 128 shares of Preferred Stock were converted into 1,280 shares of Common Stock.

THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Schedule 14D-1 described below in "The Tender Offer -- 13. Miscellaneous". Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides that the obligation of the Purchaser to consummate the Offer and to accept for payment and purchase the Shares tendered pursuant to the Offer shall be subject only to the conditions set forth in the Merger Agreement, which are described under "The Tender
Offer -- 10. Certain Conditions of the Offer". Comcast, Liberty and the Purchaser have agreed in the Merger Agreement that, without the prior written consent of the Company, the Purchaser will not make any change in the terms or conditions of the Offer that is adverse to the holders of the Shares, change the form of consideration to be paid in the Offer, decrease the price per Share payable in the Offer or the number of Shares sought in the Offer, waive the Minimum Condition or impose conditions to the Offer in addition to those set forth in the Merger Agreement, add additional conditions to the Offer, or make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the time at which the Company and the Purchaser file articles of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by the GCL in connection with the Merger, the Purchaser will cause MergerCo to be merged with and into the Company in accordance with the GCL. The Merger shall become effective at such time (but not prior to October 21, 1994) as the Certificates of Merger are duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificates of Merger (the "Effective Time"). As a result of the Merger, the separate corporate existence of MergerCo will cease and the Company will be the Surviving Corporation.

     At the Effective Time, (i) each issued and outstanding Share held in the treasury of the Company, or held by any wholly owned subsidiary thereof, or owned by the Purchaser and MergerCo or any of its subsidiaries shall be canceled, and no payment shall be made with respect thereto; (ii) each Share outstanding immediately prior to the Effective Time shall, other than as provided in (i) above and other than any Dissenting Shares (as defined below), be converted into the right to receive $46 (in the case of shares of

Common Stock) or $460 (in the case of shares of Preferred Stock) in cash or any higher price per share of Common Stock or Preferred Stock, as the case may be, that may be paid pursuant to the Offer, without interest (the "Merger Consideration"); (iii) each share of common stock of MergerCo then outstanding shall be converted into and become one share of common stock of the Surviving Corporation; and (iv) each outstanding Option, whether or not exercisable, shall be canceled and the holder thereof shall be entitled to receive, and shall receive, cash in an amount equal to the difference between $46 and the per share exercise price thereof, multiplied by the number of shares issuable pursuant to such Option, provided, that if such Option was not issued pursuant to an employee benefit plan meeting the requirements described in Rule 16b-3 of the Exchange Act, and is held by a person subject to the short swing profit recovery provisions of Section 16(b) of the Exchange Act, such Option shall not be canceled at the Effective Time and shall remain an obligation of the Surviving Corporation and shall remain enforceable in accordance with the terms thereof.

     The Merger Agreement provides that Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall be entitled to and shall have demanded properly in writing appraisal for such shares in accordance with Section 262 of the GCL and who shall not have withdrawn such demand or otherwise have forfeited appraisal rights (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of the GCL, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn, forfeited or lost their rights to appraisal of such Shares under the GCL shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration, upon surrender of the certificate or certificates that formerly evidenced such Shares.

     The Merger Agreement provides that, at the Effective Time, the certificate of incorporation of MergerCo will be the certificate of incorporation of the Surviving Corporation, except that the name of the Surviving Corporation shall be "QVC, Inc." and except for certain changes that may be necessary or appropriate for the Merger and the transactions contemplated by the Merger Agreement to qualify as a reclassification under the GCL. The bylaws of the Surviving Corporation will be the bylaws of MergerCo until such time as they are amended in accordance with applicable law.

     Agreements of the Purchaser and the Company. The Merger Agreement provides that effective upon acceptance for payment of any Shares by Purchaser, the Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board that equals the product of (i) the total number of directors on the Board of Directors of the Company (giving effect to the election of any additional directors described in this paragraph) and (ii) the percentage that the number of Shares owned by the Purchaser, the Parent Purchasers or any of their respective wholly owned subsidiaries (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company has agreed to take all action necessary to cause the Purchaser's designees (the "Purchaser Designees") to be elected or appointed to the Board of Directors of the Company, including, without limitation, increasing the number of directors or seeking and accepting resignations of its incumbent directors. Notwithstanding the foregoing, until such time as the Purchaser acquires a majority of the outstanding Common Shares on a fully diluted basis, the Company will use its reasonable best efforts to ensure that all of the members of the Board of Directors and such boards and committees of the Company and each of the Company's subsidiaries as of August 4, 1994 who are not employees of the Company shall remain members of the Board of Directors of the Company and such boards and committees until the Effective Time. Following the election or appointment of the Purchaser Designees and prior to the Effective Time, any amendment or termination of the Merger Agreement (see
"-- Termination" and "-- Amendment"), grant of extension or waiver by the Company will require the concurrence of a majority of the Company's directors then in office who are directors on the date of the Merger Agreement, or are directors (other than the Purchaser Designees) designated by such persons to fill any vacancy.

     The Purchaser has advised the Company that it currently intends to designate one or more of the executive officers listed in Schedule II hereto and the person listed in Schedule III hereto to serve as directors of the Company (but with respect to any executive officers of TCI, any such designations shall only be until the Merger is consummated). All of such persons have consented to act as directors of the Company. The foregoing information and certain other information contained in this Offer to Purchase and Schedules II and III hereto and in the Company's Solicitation/Recommendation Statement on
Schedule 14D-9 being mailed to stockholders herewith is being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

     Pursuant to the Merger Agreement, if required by applicable law to consummate the Merger, the Company will cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as practicable after consummation of the Offer for the purpose of voting on the adoption of the Merger Agreement and approval of the Merger. The Merger Agreement provides that the Company will, as promptly as practicable after consummation of the Offer, prepare and file (if necessary) with the Commission under the Exchange Act a proxy statement relating to the Company Stockholder Meeting (the "Proxy Statement"). The Company has agreed, subject to the fiduciary duties of its Board of Directors on the basis of advice of independent counsel, to use its best efforts to obtain the necessary approvals by its stockholders of the Merger Agreement and the Merger. The Purchaser and the Parent Purchasers have agreed to vote all Shares acquired in the Offer, or heretofore owned, in favor of the Merger. The Purchaser and the Parent Purchasers have agreed to vote all Shares acquired in the Offer, or heretofore owned, in favor of the Merger. Notwithstanding anything in the foregoing to the contrary, in the event that the Purchaser, the Parent Purchasers, MergerCo and/or any direct or indirect wholly-owned subsidiaries thereof acquire at least 90% of the outstanding shares of each class of capital stock of the Company, the Parent Purchasers and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after the expiration of the Offer and the satisfaction or waiver of the conditions set forth under "The Tender Offer -- 10. Certain Conditions of the Offer," without a meeting of the Company's Stockholders, in accordance with Section 253 of the GCL.

     Certain Covenants of the Company, the Parent Purchasers and the Purchaser. The Company has agreed that, prior to the Effective Time, unless the Purchaser consents in writing, which consent shall not be unreasonably withheld, the Company will not amend or otherwise change its Certificate of Incorporation or Bylaws; in addition, the Company has agreed that, prior to the Effective Time unless the Purchaser consents in writing, which consent shall not be unreasonably withheld, each of the Company and its respective subsidiaries (each, a "Subsidiary") will not (a) conduct its business in any manner other than in the ordinary course of business consistent with past practice; (b) except as disclosed in the Company's disclosure schedule to the Merger Agreement, issue, grant, sell, pledge, redeem or acquire for value (i) any of its securities, including options thereon (other than the issuance of equity securities upon the conversion of outstanding convertible securities or in connection with a dividend reinvestment plan or by an employee benefit plan of the Company or the exercise of options or warrants outstanding as of the date of the Merger Agreement) or (ii) any material assets, except for sales of assets in the ordinary course of business; (c) declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock, except dividends declared and paid by a subsidiary of the Company only to the Company, or subdivide, re-classify, recapitalize, split, combine or exchange any of its shares of capital stock (other than in connection with the exercise of currently outstanding options or warrants); (d) incur any material amount of indebtedness for borrowed money or make any loans or advances, except borrowings under existing bank lines of credit in the ordinary course of business; (e) increase the compensation payable or to become payable to its executive officers or employees, except for increases in the ordinary course of business in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director or executive officer of it or any of its subsidiaries, or establish, adopt, enter into or amend in any material respect or take action to accelerate any rights or benefits under any collective bargaining agreement or any employee benefit plan, agreement or policy; (f) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures (including tax accounting policies and procedures); (g) acquire by merger or consolidation, or by purchase of assets, or by any other manner, any material business; (h) mortgage or otherwise encumber or subject to any lien any of its properties or assets that are material to the Company and its subsidiaries taken as a whole, except for liens in connection with indebtedness incurred in connection with the Merger as permitted by clause (d) above; or (i) authorize any of, or commit or agree to take any of, the foregoing actions.

     Pursuant to the Merger Agreement, the Company has agreed that it will not, and will not permit any of its subsidiaries, or its subsidiaries' officers, directors, employees, agents or representatives (including, without limitation, any investment banker, attorney or accountant retained by it) to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal with respect to an Alternative Transaction (as defined below), engage in any discussions or negotiations concerning, or provide to any other person any information or data relating to the Company or its subsidiaries for the purposes of, or otherwise cooperate in any way with or assist or participate in, facilitate or encourage, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, a proposal to seek or effect an Alternative Transaction, or agree to or endorse any Alternative Transaction; provided that the Company or its Board of Directors will not be prohibited from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2 under the Exchange Act or (ii) making any disclosure to its stockholders that, in the judgment of its Board of Directors in accordance with, and based upon the advice of, outside counsel, is required under applicable law; and provided further that (x) the Board of Directors of the Company on behalf of the Company may upon the unsolicited request of a third party furnish information or data (including, without limitation, confidential information or data) relating to the Company for the purposes of an Alternative Transaction and participate in negotiations with a person making an unsolicited proposal regarding an Alternative Transaction and (y) following receipt of a proposal for an Alternative Transaction, the Board of Directors of the Company may withdraw or modify its recommendation relating to the Offer or the Merger to the extent that it determines in good faith in accordance with, and based upon the advice of, outside counsel that such action is necessary or appropriate in order for the Board of Directors of the Company to act in a manner that is consistent with its fiduciary obligations under applicable law. The Company has agreed to promptly advise the Purchaser of, and communicate the terms of, any proposal it may receive, or any inquiries it receives which may reasonably be expected to lead to a proposal, and the identity of the person making it; prior to taking any such action, if the Company intends to participate in any such discussion or negotiation or provide any such information to any such third party, it shall give reasonable notice to the Purchaser and shall consult, and thereafter shall continue to consult, with the Purchaser. If the Company is required by this provision to give notice of a request, Alternative Transaction proposal or inquiry, it shall keep the Purchaser reasonably informed of the status and details of any such request, Alternative Transaction, inquiry or proposal (or any amendment to any proposal). "Alternative Transaction" means a transaction or series of related transactions (other than the Transactions) resulting in (a) any change of control of the Company, (b) any merger or consolidation of the Company in which another person acquires 25% or more of the aggregate voting power of all voting securities of the Company or the surviving corporation, as the case may be, (c) any tender offer or exchange offer for, or any acquisitions of, any securities of the Company which, if consummated, would result in another person owning 25% or more of the aggregate voting power of all voting securities of the Company or (d) any sale or other disposition of assets of the Company or any of its subsidiaries if the Fair Market Value of such assets exceeds 25% of the aggregate Fair Market Value of the assets of the Company and its subsidiaries taken as a whole before giving effect to such sale or other disposition. "Fair Market Value" of any assets or securities means the fair market value of such assets or securities, as determined by the Board of Directors of the Company in good faith.

     The Parent Purchasers, the Purchaser and the Company have each agreed that from and after the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless the present and former officers and directors of the Company (collectively, the "Indemnified Parties") against all losses, expenses, claims, damages, liabilities or amounts that are paid in settlement of, with the approval of the Surviving Corporation (which approval shall not unreasonably be withheld), or otherwise in connection with any claim, action, suit, proceeding or investigation based in whole or in part on the fact that such person is or was a director or officer of the Company and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), in each case to the full extent permitted under the GCL (and shall pay any expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under the GCL), upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under the GCL. In addition, for three years after the Effective Time, the Surviving Corporation will provide officers' and directors' liability insurance in respect of facts or events occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy of at least the same coverage and amount on terms and conditions no less advantageous than those of such policy in effect on the date of the Merger Agreement. The Surviving Corporation will not be obligated to pay premiums in excess of 200% of the amount per annum that the Company currently pays for such insurance.

     For a period of two years after the Effective Time, the Purchaser and the Parent Purchasers will cause the Surviving Corporation to maintain employee compensation and benefit plans, programs and policies and fringe benefits (including post-employment welfare benefits) that, in the aggregate, are no less favorable than those provided to employees of the Company and its subsidiaries, as applicable, as in effect on the date of the Merger Agreement, and will cause the Surviving Corporation to provide severance pay and benefits no less favorable than those provided by the Company and its subsidiaries as of the date of the Merger Agreement. Immediately prior to consummation of the Offer, the Purchaser has agreed to establish with a trustee satisfactory to the Company and the Purchaser, a "Rabbi" trust, in a form reasonably acceptable to the Company and shall deposit in such trust cash in an amount sufficient to satisfy all obligations under the Options. Comcast and Liberty have agreed to cause the Purchaser and the surviving corporation to perform their respective obligations under the Merger Agreement and to be jointly and severally liable for any breach of any representation, warranty, covenant or agreement of the Purchaser and for any breach of the covenant described in this sentence by the Purchaser.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties thereto, including representations by the Company as to the absence of certain changes or events concerning its respective business, compliance with law, employee benefit plans, taxes and other matters.

     Conditions to Certain Obligations. The obligations of the Company, the Parent Purchasers and the Purchaser to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) if required by the GCL, the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company;
(ii) no governmental entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Merger or any transaction contemplated by the Merger Agreement, provided, however, that the parties will use their reasonable efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted, (iii) other than the filing of merger documents in accordance with the GCL, all authorizations, consents, waivers, orders or approvals required to be obtained, and all filings, notices or declarations required to be made prior to the consummation of the Merger and the transactions contemplated by the Merger Agreement shall have been obtained and made, except for such authorizations, consents, waivers, orders, approvals, filings, notices or declarations the failure to obtain or make which would not have a material adverse effect, at or after the Effective Time, on the business, results of operations or financial condition (as existing immediately prior to the consummation of the Merger) of the Company and its subsidiaries, taken as a whole; and (iv) the Purchaser shall have purchased Shares pursuant to the Offer.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger Agreement and the Merger by the stockholders of the Company, (i) by mutual consent of the Company and the Purchaser; (ii) prior to the purchase of Shares pursuant to the Offer, (A) by either the Company or the Purchaser upon termination of the Offer by reason of the non-occurrence of a condition described under "The Tender Offer
- -- 10. Certain Conditions to the Offer", (B) by the Purchaser if the Company shall breach any covenant or agreement on its part which has not been cured or if any representation or warranty of the Company shall have become untrue, in either case such that such breach or untruth is incapable of being cured by February 28, 1995, or (C) by the Company in the event of a breach of any representation, warranty, agreement or covenant on the part of the Purchaser or the Parent Purchasers which has not been cured (and cannot reasonably be expected to be cured before February 28,

1995) and will prevent or delay consummation of the Merger by or beyond February 28, 1995 (other than the covenant relating to the establishment of a "Rabbi" trust described above); or (iii) by either the Company or the Purchaser if (A) the Merger or the Offer has not been consummated before February 28, 1995, unless, in the case of termination by the Purchaser, the Purchaser shall not have purchased Shares pursuant to the Offer by reason of any failure of the Purchaser or the Parent Purchasers to fulfill its obligations under the Merger Agreement, (B) if any permanent injunction or action by any governmental entity preventing the consummation of the Merger shall have become final and nonappealable, or (C) the Board of Directors of the Company shall withdraw, modify or change its recommendation so that it is not in favor of the Merger Agreement, the Offer or the Merger or shall have resolved to do any of the foregoing or the Board of Directors of the Company shall have recommended or resolved to recommend to its stockholders an Alternative Transaction, provided, that in the case of any such termination by the Company or the Purchaser pursuant to the provisions described in this clause (C), the Company pays to the Purchaser an amount of $55,000,000, which amount is inclusive of all expenses of the Purchaser and the Parent Purchasers.

     Fees and Expenses. The Merger Agreement provides that the Company, the Parent Purchasers and the Purchaser shall each bear all expenses incurred by it in connection with the Merger Agreement and the transactions contemplated thereby except that all costs and expenses relating to printing and mailing the Proxy Statement will be borne equally by the Company and the Purchaser.

     Amendment and Waivers. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, (i) in the case of an amendment, by the Company, the Parent Purchasers and the Purchaser or (ii) in the case of a waiver, by the party or parties to be bound thereby. After the adoption of the Merger Agreement by the stockholders of the Company, no amendment, which under applicable law may not be made without the approval of the stockholders of the Company, will be made without such approval.

DISSENTERS RIGHTS

     Under Section 262 of the GCL, any holder of Shares at the Effective Time (a "Remaining Stockholder") who does not wish to accept the per Share cash consideration pursuant to the Merger has the right to seek an appraisal and be paid the "fair value" of its Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to them in cash provided that such holder complies with the provisions of such Section 262 of the GCL.

     The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under Delaware law. THIS SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262 OF THE GCL, THE TEXT OF WHICH IS SET FORTH IN ANNEX B HERETO. ANY REMAINING STOCKHOLDER CONSIDERING DEMANDING APPRAISAL IS ADVISED TO CONSULT LEGAL COUNSEL. APPRAISAL RIGHTS WILL NOT BE AVAILABLE UNLESS AND UNTIL THE MERGER (OR A SIMILAR BUSINESS COMBINATION) IS CONSUMMATED.

     Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of the Company (x) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is not being effected as a "short-form" merger but, rather, is being consummated following approval thereof at a meeting of the Company's stockholders (a "long-form merger") or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the "Notice of Merger") to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the GCL and any other information required thereby) if the Merger is being effected as a "short-form" merger without a vote or meeting of the Company's stockholders. If the Merger is effected as a "long-form" merger, this written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement and, neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the GCL. In the case of a "long-form" merger, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time, and otherwise comply with the provisions of Section 262 of the GCL.

     In the case of both a "short-form" and a "long-form" merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that in exercising the demand, he is acting as agent for the record owner.

     A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a "long-form" merger and within 20 days following the mailing of the Notice of Merger in the case of a "short-form" merger.

     Remaining stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, QVC, Inc., Goshen Corporate Park, West Chester, Pennsylvania 19380. The written demand for appraisal should specify the stockholder's name and mailing address, the number of Shares covered by the demand and that the stockholder is thereby demanding appraisal of such Shares. In the case of a "long-form" merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the GCL and have not voted for approval and adoption of the Merger Agreement.

     In the case of a "long-form" merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

     Regardless of whether the Merger is effected as a "long-form" merger or a "short-form" merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of
Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider "market value, asset value, dividends, earning prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation..."

The Delaware Supreme Court has construed Section 262 of the GCL to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." However, the court noted that Section 262 provides that fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger."

     Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the per Share cash consideration pursuant to the Merger if they do seek appraisal of their Shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the GCL. Moreover, the Parent Purchasers intend to cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the "fair value" of the Shares is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

     Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the GCL will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

     At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the per Share cash consideration pursuant to the Merger. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease and all stockholders shall be entitled to receive the per Share cash consideration pursuant to the Merger. Inasmuch as the Company has no obligation to file such a petition, and the Parent Purchasers have no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

     Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

     APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER (OR ANY SIMILAR BUSINESS COMBINATION) IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER (OR SIMILAR BUSINESS COMBINATION) WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

     STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

     In addition, the Merger will have to comply with other applicable procedural and substantive requirements of Delaware law, including any duties to other stockholders imposed upon a controlling or, if applicable, majority stockholder. Several recent decisions by the Delaware courts, which may or may not apply to the

Merger, have held that a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be "entirely fair" to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of the consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger that, although the remedy ordinarily available in a merger that is found not to be "fair" to minority stockholders is the right to appraisal described above, such appraisal remedy may not be adequate "in certain cases, particularly where fraud, misrepresentation, self-dealing, deliberate waste of corporate assets, or gross and palpable overreaching are involved", and that in such cases the Delaware Chancery Court would be free to fashion any form of appropriate relief.

CERTAIN TAX CONSEQUENCES

     Sales of Common Stock by stockholders of the Company pursuant to the Offer and the receipt of cash in exchange for Common Stock pursuant to the Merger will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state and local and other tax laws.

     In general, a stockholder will recognize gain or loss equal to the difference between the adjusted tax basis of his or her Common Stock and the amount of cash received in exchange therefor. Such gain or loss will be capital gain or loss if the Common Stock is a capital asset in the hands of the stockholder and will be long-term gain or loss if the holding period for the Common Stock is more than one year as of the date of the sale of such Common Stock, which would be the date the Offer is consummated or the Effective Time, as the case may be.

     The foregoing discussion may not apply to (i) Shares acquired pursuant to the exercise of employee stock options or other compensation arrangements with the Company, (ii) the sale or exchange of Preferred Stock or (iii) to stockholders who are not citizens or residents of the United States or who are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the "Code").

     To the extent that the Company or its subsidiaries owns or leases real property in New York State, New York City or other jurisdictions having similar real property transfer taxes, the New York State Real Property Gains Tax, the New York State Real Estate Transfer Tax, the New York City Real Property Transfer Tax or other similar transfer taxes may apply to the sale or exchange of Shares by a stockholder pursuant to the Offer or the Merger. Although the Purchaser has agreed to pay any such taxes on behalf of the stockholders, such payment may be treated as additional consideration paid for the Shares. In such case, the amount of such additional consideration would be offset by treatment of the taxes as additional selling expenses incurred by the stockholder. Accordingly, the payment of such taxes by the Purchaser should have no effect on the amount of gain or loss recognized by a stockholder.

     The tax discussion set forth above is included for general information only. Due to the individual nature of tax consequences, stockholders are urged to consult their tax advisors as to the specific tax consequences to them of the Offer and the Merger, including the effects of applicable state, local or other tax laws.

CERTAIN EFFECTS OF THE TRANSACTION

     Consummation of the Transaction will terminate the equity interest of the Company's stockholders other than the Purchaser and its affiliates. Following the Merger, the interest of the Parent Purchasers in the Company's net book value and net income will increase to 100%. The Parent Purchasers, as the sole indirect stockholders of the Company, will thereafter benefit from any increases in the value of the Company and also bear the risk of any decreases in the value of the Company's operations.

     Stockholders of the Company whose Shares are tendered and purchased will receive cash for all their Shares at the Offer price and will avoid brokerage and similar commissions. However, such stockholders will sustain the detriment of foregoing any participation in any possible increase in the value of the Shares. See "The Tender Offer -- 6. Certain Information Concerning the
Company -- Certain Projections" for a discussion of certain projections of the Company's future financial performance.

     The purchase of Shares pursuant to the Offer will reduce the number of shares of Common Stock that might otherwise trade publicly and may reduce the number of holders of Common Stock, which could adversely affect the liquidity and market value of the remaining Common Stock held by stockholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of shares of Common Stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Common Stock or whether it would cause future market prices to be greater or less than the Offer price. There is currently no established trading market for the Preferred Stock. See "The Tender Offer -- 5. Price Range of Shares; Dividends".

     Depending upon the number of shares of Common Stock purchased pursuant to the Offer, the Common Stock may no longer meet the standards for continued inclusion in the National Association of Securities Dealers, Inc. Automated Quotation System/National Market System (the "NASDAQ NMS"). If, as a result of the purchase of Common Stock pursuant to the Offer, the Common Stock no longer meets the criteria for continuing inclusion in the NASDAQ NMS, the market for the Common Stock could be adversely affected. According to the published guidelines of the NASDAQ NMS, the Common Stock would not meet the criteria for continued inclusion in the NASDAQ NMS if, among other things, the number of publicly-held shares of Common Stock were less than 200,000, the aggregate market value of the publicly-held shares of Common Stock were less than $2,000,000 or there were less than two market makers for the shares of Common Stock. If these standards were not met, quotations might continue to be published in the over-the-counter "additional list" or one of the "local lists" unless, as set forth in the published guidelines of the NASDAQ NMS, the number of publicly-held shares of Common Stock (excluding shares of Common Stock held by officers, directors and beneficial owners of more than 10% of the shares of Common Stock) were less than 100,000, there were fewer than 300 holders in total, or there were not at least one market maker for the Common Stock. If the Common Stock is no longer eligible for NASDAQ NMS quotation, quotations might still be available from other sources.

     The extent of the public market for the Common Stock and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly-held shares of Common Stock at such time, the interest in maintaining a market in the Common Stock on the part of securities firms, the possible termination of registration of the Common Stock under the Exchange Act, and other factors.

     The shares of Common Stock are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such shares. Depending upon factors similar to those described above regarding listing and market quotations, the shares of Common Stock might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

     The Common Stock is currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Common Stock is not listed on a national securities exchange and there are less than 300 holders of record. Termination of the registration of the Common Stock under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Common Stock and to the Commission and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy or information statement in connection with stockholder action and the related requirement of an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable with respect to the Common Stock. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of shares of Common Stock pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Common Stock would no longer be included on the Federal Reserve Board's list of "margin securities" or eligible for listing or NASDAQ NMS reporting. The Purchaser intends to seek to cause the Company to terminate registration of the Common Stock under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Common Stock are met.

FINANCING OF THE TRANSACTION

     The total amount of funds required by the Purchaser to purchase all of the Fully Diluted Shares pursuant to the Offer and to pay related fees and expenses is estimated to be approximately $1.42 billion. The Purchaser expects that it will obtain such funds from (i) capital contributions to the Purchaser by Comcast and Liberty, (ii) borrowings from various commercial banks and (iii) the issuance of subordinated debt securities. Pursuant to the Joint Bidding Agreement, Comcast has agreed to contribute to the Purchaser an amount of cash equal to (i) $267 million plus (ii) $29 million, which represents the amount necessary to exercise all warrants to acquire shares of Common Stock held by Comcast (unless Comcast has exercised such warrants prior to such contribution) to finance the purchase of Shares and Liberty has agreed to contribute to the Purchaser $20 million in cash.

     Comcast has received a letter dated July 12, 1994 from The Bank of New York ("BNY") indicating that BNY is highly confident that it could obtain commitments from lenders for a senior secured debt facility of up to $1 billion to be made available to finance a portion of the payment obligations arising out of the Transaction. Comcast and Liberty are in discussions with a group of banks including BNY concerning the financing required to consummate the Transaction.

     The Offer is conditioned upon, among other things, satisfaction of the Financing Condition. See "The Tender Offer -- 10. Certain Conditions of the Offer."

     It is anticipated that the borrowings described above will be refinanced or repaid from funds generated internally by the Purchaser (including, after consummation of the Merger, funds generated by the Company).

CERTAIN LITIGATION

     In July 1994, after the announcement that the Parent Purchasers would make a joint offer to purchase all of the outstanding Shares of the Company, 8 putative class action lawsuits were filed by certain shareholders of the Company in the Delaware Court of Chancery on behalf of a purported class consisting of all public shareholders of the Company. These actions were consolidated under the caption In Re QVC, Inc. Shareholders Litigation, Consolidated Civil Action No. 13590 (Court of Chancery, New Castle County, State of Delaware) (the "Consolidated Action"). The defendants in the Consolidated Action include the Company and directors of the Company. Plaintiffs allege, among other things, that the defendants breached their fiduciary duties when considering the Comcast offer in that they failed to take all possible steps to seek out and encourage the best offer for the Company. Plaintiffs sought, among other things, an injunction ordering the defendants to auction the Company and an award of unspecified compensatory damages to the members of the plaintiff class.

     During early August, counsel for the shareholder plaintiffs advised counsel for Liberty that they were preparing to amend the operative complaint to name Comcast and Liberty as defendants in the Consolidated Action. On August 3 and 4, 1994, plaintiffs' counsel engaged in direct negotiations with counsel for Liberty with respect to a proposed increase in the consideration to be paid to the Company's public shareholders as well as the accelerated payment of such consideration in the Parent Purchasers' proposal, and with respect to settling the Consolidated Action. The negotiations culminated in an agreement in principle providing for the settlement of the Consolidated Action, subject to court approval, and certain terms and conditions including, among other things, the commencement by Comcast and Liberty of an all cash tender offer at $46 per share of Common Stock, subject to the approval of the Board.

     On August 5, 1994, counsel for plaintiffs, defendants, Comcast and Liberty reached an agreement-in-principle providing for the settlement and dismissal with prejudice of the Consolidated Action. The agreement-in-principle provides, among other things, that an affiliate of the Parent Purchasers will commence a tender offer to purchase all of the outstanding shares of Common Stock for $46 per share in cash, to be followed by a merger in which the remaining holders of Common Stock will receive $46 per share in cash. Further, any fees and expenses awarded to plaintiffs' counsel will be paid by the Company on behalf of all defendants in the event that the offer and merger are consummated.

                                THE TENDER OFFER

     1. Terms of the Offer. Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares that are validly tendered and not withdrawn by the Expiration Date as provided under "-- 4. Withdrawal Rights". The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Thursday, September 8, 1994, unless the Purchaser, in its sole discretion (subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. Pursuant to the Merger Agreement, the Purchaser will extend the Offer in the event that the waiting periods under the HSR Act described below shall not have expired or been terminated at the Expiration Date, provided that the Purchaser is not obligated to extend the Offer beyond December 31, 1994. For purposes of this Offer to Purchase, "Common Shares" means the shares of Common Stock and "Preferred Shares" means the shares of Preferred Stock.

     The Offer is subject to certain conditions set forth under "-- 10. Certain Conditions of the Offer", including satisfaction of the Minimum Tender Condition, satisfaction of the Financing Condition and expiration or termination of the waiting periods under the HSR Act applicable to the Purchaser's acquisition of Shares pursuant to the Offer, the acquisition by the Parent Purchasers of the shares of Purchaser and the Parent Contribution. If any such condition is not satisfied, the Purchaser may (subject to the terms of the Merger Agreement) (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth under "-- 4. Withdrawal Rights", retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered by the Expiration Date and not withdrawn (provided, that pursuant to the Merger Agreement, the Purchaser has agreed that it will not, without the prior written consent of the Company, waive the Minimum Condition or make any change in the terms or conditions of the Offer that is adverse to the holders of Shares (see "Special Factors -- The Merger
Agreement -- The Offer")) or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. For a description of the Purchaser's right to extend the period of time during which the Offer is open and to amend, delay or terminate the Offer, see "-- 9. Extension of Tender Period; Termination; Amendment".

     The Company has provided the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     2. Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn by the Expiration Date as soon as practicable after the later of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions set forth under "-- 10. Certain Conditions of the Offer". In addition, the Purchaser reserves the right, in its sole discretion and subject to applicable law (including applicable rules of the Commission), to delay the acceptance for payment or payment for Shares in order to comply in whole or in part with any applicable law. For a description of the Purchaser's right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see "-- 9. Extension of Tender Period; Termination; Amendment".

     For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares if, as and when the Purchaser gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares or, in the case of Common Shares, of a confirmation of a book-entry transfer of such Common Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined under "-- 3. Procedure for Tendering Shares"), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see "-- 3. Procedure for Tendering Shares". Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occur at different times. Under no circumstances will interest be paid by the Purchaser on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

     If the Purchaser increases the consideration to be paid for shares of Common Stock or Preferred Stock pursuant to the Offer, the Purchaser will pay such increased consideration for all shares of Common Stock or Preferred Stock, as the case may be, purchased pursuant to the Offer.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment.

     If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Common Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the Offer, see "-- 3. Procedure for Tendering Shares," such Common Shares will be credited to an account maintained at such Book-Entry Transfer Facility), without expense to the tendering stockholder, as promptly as practicable following the expiration or termination of the Offer.

     3. Procedure for Tendering Shares. To tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal (including, if applicable, any required signature guarantees) must be received by the Depositary by the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) certificates for the Shares to be tendered must be received by the Depositary at one of such addresses or (ii) in the case of Common Shares, such Common Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (b) the guaranteed delivery procedure described below must be complied with. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility (as hereinafter defined) to and received by the Depositary and forming a part of a book-entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering the Common Shares which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the Letter of Transmittal and that the Company may enforce such agreement against such participant.

     The Depositary will establish an account with respect to the Common Shares at The Depository Trust Company, Midwest Securities Trust Company and Philadelphia Depository Trust Company (collectively referred to as the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make delivery of Common Shares by causing such Book-Entry Transfer Facility to transfer such Common Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. However, although delivery of Common Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent's Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to a Book-Entry Transfer Facility does not constitute delivery to the Depositary.

     THE PREFERRED SHARES ARE NOT ELIGIBLE FOR ADMISSION TO THE BOOK-ENTRY TRANSFER FACILITIES AND DELIVERY OF PREFERRED SHARES MAY NOT BE EFFECTED BY BOOK-ENTRY TRANSFER.

     Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a firm which is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office or correspondent in the United States (an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates are registered in the name of a person other than the signer of the Letter of Transmittal or if payment is to be made or certificates for Shares not accepted for payment or not tendered are to be returned to a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appears on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instruction 5 to the Letter of Transmittal.

     If certificates for Shares are forwarded separately to the Depositary, the Letter of Transmittal (or a facsimile thereof) properly completed and duly executed must accompany each such delivery.

     If a stockholder desires to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date, or, in the case of Common Shares, such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered if all of the following conditions are met:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

          (iii) the certificates for such tendered Shares (or, in the case of Common Shares, a confirmation of a book-entry transfer of such Common Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee or an Agent's Message and any other documents required by the Letter of Transmittal, are received by the Depositary within five trading days on the NASDAQ NMS after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a signature guarantee by an Eligible Institution in the form set forth in such Notice.

     THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING THROUGH BOOK-ENTRY TRANSFER FACILITIES, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF CERTIFICATES FOR SHARES ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Under the federal income tax laws, the Depositary may be required to withhold 31% of the amount of any payments made to certain stockholders pursuant to the Offer or the Merger unless the tendering stockholder, and, if applicable each other payee, provides the Depositary with such stockholder's or payee's correct taxpayer identification number and certifies that such stockholder or payee is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. Please see Instruction 8 to the Letter of Transmittal for additional information regarding backup withholding.

     In addition, the Depositary will withhold 10% of the amount of any payments made to foreign stockholders under Section 1445 of the Code unless the Depositary receives from the Company the documentation necessary to avoid the withholding tax applicable to transfers of interests in a "United States real property holding corporation" as defined in Section 897 of the Code. There can be no assurance that the necessary documentation will be obtained. Non-foreign stockholders who want to be assured of avoiding withholding under Section 1445 regardless of whether the necessary documentation is obtained from the Company must certify under penalties of perjury their non-foreign status by completing the Section 1445 Certification included in the Letter of Transmittal. Please see Instruction 9 to the Letter of Transmittal for additional information regarding withholding under Section 1445 of the Code.

     By executing a Letter of Transmittal, a tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's proxy in the manner set forth in the Letter of Transmittal to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after August 4, 1994). All such proxies shall be irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon the acceptance for payment of such Shares by the Purchaser. Upon such acceptance for payment, all prior proxies and consents granted by such stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed by such stockholder (and, if given or executed, will not be deemed to be effective). Such designees of the Purchaser will, with respect to such Shares and other securities, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's stockholders, by written consent or otherwise. The Purchaser reserves the right to require that, in order for Shares to be validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser is able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

     The tender of Shares pursuant to any one of the procedures described above will constitute an agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. None of the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

     4. Withdrawal Rights. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after October 9, 1994 unless theretofore accepted for payment as provided in this Offer to Purchase. If the Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, on behalf of the Purchaser, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

     To be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Common Shares tendered by book-entry transfer, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn Common Shares.

     Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described under "-- 3. Procedure for Tendering Shares" at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. None of the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

     5. Price Range of Shares; Dividends. The Common Shares are traded in the over-the-counter market and are quoted on the NASDAQ NMS. The following table sets forth for the periods indicated the high and low sale prices per Common Share as reported on the NASDAQ NMS, as reported in the Company's Annual Report on Form 10-K for the year ended January 31, 1994 (the "Company 10-K") with respect to the fiscal years ended January 31, 1993 and 1994, and thereafter as reported in published financial sources. There is currently no established trading market for the Preferred Shares. The Company has not declared or paid any cash dividends with respect to any Shares for the periods indicated.

                                                                             PRICE PER
                                                                           COMMON SHARE
                                                                           -------------
                                                                           HIGH     LOW
                                                                           ----     ----
    Feb. 1, 1992 - April 30, 1992........................................  $20 1/2  $16 1/2
    May 1, 1992 - July 31, 1992..........................................  24 1/4   16 1/4
    Aug. 1, 1992 - Oct. 30, 1992.........................................  24 1/4   16 1/4
    Nov. 1, 1992 - Jan. 31, 1993.........................................  42 1/4   20 1/8
    Feb. 1, 1993 - April 30, 1993........................................  60 1/2   38 1/4
    May 1, 1993 - July 31, 1993..........................................    73     51 3/4
    Aug. 1, 1993 - Oct. 30, 1993.........................................  70 1/4   52 3/4
    Nov. 1, 1993 - Jan. 31, 1994.........................................  58 3/4     37
    Feb. 1, 1994 - April 30, 1994........................................  52 3/4     34
    May 1, 1994 - July 31, 1994..........................................  46 1/4   29 1/2
    Aug. 1, 1994 - Aug. 10, 1994.........................................  45 1/4     44

     On August 10, 1994, the last full day of trading prior to the commencement of the Offer, the last reported sales price per share of Common Stock on the NASDAQ NMS was $44 7/8.

     STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON STOCK.

     According to the Company, as of July 31, 1994, there were 4,908 record holders of the Common Stock and 14 record holders of the Preferred Stock.

     On October 1, 1991, the Company sold 3,250,000 shares of Common Stock to the public in an underwritten offering at a price of $14 5/8 per share with aggregate proceeds to the Company of $45,028,750, net of underwriting discounts. On October 10, 1991, the Company sold an additional 487,500 shares of Common Stock pursuant to overallotment arrangements with the underwriters at a price of $14 5/8 per share with the aggregate proceeds to the Company of $6,754,312.50, net of underwriting discounts.

     6. Certain Information Concerning the Company. The Company was incorporated in 1986 under the laws of the State of Delaware. The principal office of the Company is located at 1365 Enterprise Drive, West Chester, Pennsylvania 19380.

     The Company is a nationwide general merchandise retailer, operating as one of the leading televised shopping retailers in the United States. Through its merchandise-focused television program (the "QVC Service"), the Company sells a wide variety of products directly to consumers. The products are described and demonstrated live by program hosts, and orders are placed directly with the Company by viewers who call a toll-free "800" telephone number. The Company's television programming is produced at the Company's facilities and is broadcast nationally via satellite to affiliated local cable system operators who have entered into carriage agreements with the Company and who retransmit the Company's programming to their subscribers.

     The QVC Service currently reaches approximately 80% of all cable television subscribers in the United States. The Company's main channel (the "Primary Channel"), as of January 31, 1994, is transmitted live on a 7-day-a-week, 24-hour-a-day basis, to approximately 44 million cable television homes and on a part-time basis to approximately 3 million additional cable television homes. In addition, the QVC Service can be received at any time by approximately 3 million home satellite dish users.

     The following selected financial data relating to the Company and its subsidiaries has been taken or derived from the audited financial statements contained in the Company 10-K and the unaudited financial statements contained in the Company's Quarterly Reports on Form 10-Q for its fiscal quarters ended April 30, 1994 and 1993 (the "Company 10-Qs"). More comprehensive financial information is included in the Company 10-K and the Company 10-Qs and the other documents filed by the Company with the Commission, and the financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below. A copy of the financial statements set forth in the Company 10-K and the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 1993 is reproduced as Annex C hereto.

                                   QVC, INC.

                            SELECTED FINANCIAL DATA

              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

                                         AT AND FOR THE                   AT AND FOR THE
                                       THREE MONTHS ENDED               FISCAL YEAR ENDED
                                           APRIL 30,                       JANUARY 31,
                                     ----------------------    ------------------------------------
                                       1994          1993         1994          1993         1992
                                     --------      --------    ----------    ----------    --------
Statement of Operations Data:
  Net revenue......................  $296,441      $273,232    $1,222,104    $1,070,587    $921,804
  Income before extraordinary item
     and cumulative effect of
     change in accounting
     principle.....................    12,063        17,621        55,311        56,588      21,733
  Net income.......................    12,063        21,611        59,301        55,092      19,625
  Income per common share:
     Primary:
     Income before extraordinary
       item and cumulative effect
       of change in accounting
       principle...................       .25           .36          1.10          1.32         .68
     Net income....................       .25           .44          1.18          1.29         .61
     Fully diluted:
     Income before extraordinary
       item........................       .25           .36          1.10          1.27         .67
     Net income....................       .25           .44          1.18          1.24         .61
  Cash dividends per common
     share.........................        --            --            --            --          --
Balance Sheet Data:
  Total assets.....................   871,970       736,574       878,160       699,695     714,539
  Long-term debt, less current
     maturities....................     6,900         7,456         7,044         7,586     152,461
Supplementary Data:
  Ratio of earnings to fixed
     charges.......................     21.96x        21.92x        23.45x         4.88x       1.99x
  Book value per common share......  $  12.57      $  11.42    $    12.32    $    10.34    $   8.96

     The name, business address, principal occupation or employment, five year employment history and citizenship of each director and executive officer of the Company and certain other information are set forth in Schedule I hereto.

     The information concerning the Company contained herein (including Schedule I hereto) has been taken from or is based upon reports and other documents on file with the Commission or otherwise publicly available. Although the Purchaser does not have any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, the Purchaser does not take any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to the Purchaser.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at the regional offices of the Commission in New York (Jacob K. Javits Federal Building, 26 Federal Plaza, New York, New

York 10278) and Chicago (Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604). Copies of such material can also be obtained from the Public Reference Section of the Commission in Washington, D.C. 20549, at prescribed rates.

CERTAIN PROJECTIONS

     The Company does not as a matter of course make public any forecasts as to its future financial performance.

     The Company has provided the Parent Purchasers with certain information, including non-public information, concerning the Company and its subsidiaries. Such information included, among other things, the Company's projections of consolidated net revenue, EBITDA and net income for the Company for each of the fiscal years 1994 through 1997.

     The information provided to the Parent Purchasers by the Company (the "Projections") discloses, among other things, the following:

                                   QVC, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                           FORECAST FISCAL 1994-1997

                                    (000'S)

                                             FORECAST       FORECAST       FORECAST       FORECAST
                                              FY '94         FY '95         FY'96          FY'97
                                            ----------     ----------     ----------     ----------
Net Revenue...............................  $1,367,486     $1,620,796     $2,052,253     $2,421,425
EBITDA....................................     201,620        261,567        356,076        424,660
Net Income (Loss).........................  $   65,244     $   96,121     $  153,558     $  188,995

     The Projections reflect consolidated net revenue, EBITDA and net income on a stand-alone basis and without reflecting any synergies from the acquisition of the Company by the Parent Purchasers.

     THE PROJECTIONS WERE PREPARED SOLELY FOR INTERNAL USE AND NOT WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS AND WERE NOT PREPARED WITH THE ASSISTANCE OF, OR REVIEWED BY, INDEPENDENT ACCOUNTANTS. SUCH PROJECTIONS ARE INCLUDED BY THE PURCHASER AND THE PARENT PURCHASERS IN THIS OFFER TO PURCHASE SOLELY BECAUSE SUCH INFORMATION WAS FURNISHED TO THE PURCHASER AND THE PARENT PURCHASERS. NONE OF THE PURCHASER, THE PARENT PURCHASERS, OR ANY PARTY TO WHOM THE PROJECTIONS WERE PROVIDED ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, ACCURACY OR COMPLETENESS OF THE PROJECTIONS. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED ON A VARIETY OF ASSUMPTIONS RELATING TO THE BUSINESSES OF THE COMPANY, INDUSTRY PERFORMANCE, GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS WHICH ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL, AND, THEREFORE, SUCH PROJECTIONS ARE INHERENTLY IMPRECISE AND THERE CAN BE NO ASSURANCE THAT THEY WILL BE REALIZED. ALSO, ACTUAL FUTURE RESULTS MAY VARY MATERIALLY FROM THOSE SHOWN IN THE PROJECTIONS. NONE OF THE PURCHASER, THE PARENT PURCHASERS OR THE COMPANY IS UNDER ANY OBLIGATION TO OR HAS ANY INTENTION TO UPDATE THE PROJECTIONS AT ANY FUTURE TIME.

     7. Certain Information Concerning the Purchaser and Parent Purchasers. The Purchaser is a Delaware corporation incorporated on July 18, 1994 and to date has engaged in no activities other than those incident to its formation, the execution and delivery of the Merger Agreement and the commencement of the Offer. The Purchaser will be owned jointly by the Parent Purchasers. The principal executive offices of the Purchaser are located at 1500 Market Street, Philadelphia, PA 19102-2148.

     Comcast Corporation and its subsidiaries are principally engaged in the development, management and operation of cable and cellular telephone communications systems. Comcast's consolidated and affiliated cable operations served more than 2,600,000 subscribers and passed approximately 4,200,000 homes as of December 31, 1993. In addition, Comcast owns a 19.9% interest in Heritage Communications, Inc., a cable communications company serving approximately 1,000,000 subscribers and passing approximately 1,700,000 homes, a 40% interest in Garden State Cablevision L.P., a cable communications company serving approximately 192,000 subscribers and passing approximately 284,000 homes and cable television and telecommunications investments in the United Kingdom. Comcast provides cellular telephone communications services pursuant to licenses granted by the FCC in markets with a population of over 7,400,000, including the area in and around the city of Philadelphia, Pennsylvania, the State of Delaware and in a significant portion of the state of New Jersey. Comcast holds interests in, among other things, Nextel Communications, Inc., a specialized mobile radio licensee developing an enhanced service capability, Teleport Communications Group, a company that provides fiber optic networks and point to point digital communication links between telecommunications-intensive business and long distance carriers. Comcast was organized in 1969 under the laws of the Commonwealth of Pennsylvania and has its principal executive offices at 1500 Market Street, Philadelphia, Pennsylvania 19102-2148. Sural Corporation ("Sural"), a Delaware corporation controlled by Ralph J. Roberts, Chairman of the Board of Directors of Comcast, with its principal offices located at 1105 N. Market Street, Wilmington, Delaware, 19801, is a holding company that owns shares of Comcast constituting approximately 78% of the voting power of Comcast.

     On June 19, 1994, Comcast announced its agreement to purchase from Rogers Communications, Inc. ("RCI") the U.S. cable television and alternative access operations of Maclean Hunter Limited for approximately $1.3 billion in cash, subject to certain purchase price adjustments. Maclean Hunter Limited's U.S. cable operations include systems in New Jersey, Michigan and Florida, and provide service to approximately 550,000 cable subscribers. The purchase is subject to certain governmental and other approvals.

     On August 4, 1994, Liberty and Tele-Communications, Inc., a Delaware corporation now known as TCI Communications, Inc. ("Old TCI"), consummated a business combination transaction (the "TCI/Liberty Merger") in which each of Liberty and Old TCI became wholly-owned subsidiaries of a newly formed holding company, which subsequently changed its name to Tele-Communications, Inc. (as used in this Offer to Purchase, "TCI"). Accordingly, the business currently conducted by TCI is the business previously conducted by its wholly-owned subsidiaries, Liberty and old TCI, prior to the TCI/Liberty Merger. TCI's principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, CO 80111.

     Old TCI is a Delaware corporation organized in 1968. Old TCI and its predecessor companies have been principally engaged in the acquisition, development and operation of cable television systems since the early 1950's. TCI believes that, measured by the number of basic subscribers, TCI is the largest provider of basic cable television services in the United States. At December 31, 1993, Old TCI, through its subsidiaries and affiliates, operated cable television systems throughout the continental United States and Hawaii. Systems owned by Old TCI provided basic service to approximately 10.7 million subscribers and premium services to approximately 10.3 million subscribers at that date. A basic subscriber may subscribe to one or more premium services and the number of premium subscribers represents the total number of such subscriptions to premium services. The foregoing information does not include any subscriber data related to cable television systems in which Old TCI had at such date an investment accounted for by the equity method or the cost method.

     On August 8, 1994, TCI and TeleCable Corporation ("TeleCable") announced that they had entered into a definitive merger agreement, whereby TeleCable will be merged into TCI. TeleCable's stockholders will receive 41,666,667 shares of TCI Class A Common Stock plus $300,000,000 liquidation value of a TCI convertible preferred stock, paying a dividend of 5.5%, which is convertible at the option of its holders into 10,000,000 shares of TCI Class A Common Stock and is redeemable by TCI after five years. TeleCable, a privately held entity, operates cable systems in 15 states with approximately 740,000 subscribers.

     Liberty was incorporated in Delaware in 1990 and became a public company in 1991 following the contribution by Old TCI of certain cable television programming interests and cable television systems pursuant to a restructuring plan and the completion of an exchange offer with its stockholders. Liberty, through its subsidiaries and affiliates, is an operator of cable television systems and a provider of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media including cable television systems, broadcast television stations and home satellite dish owners. Cable television systems in which Liberty has a direct or indirect ownership interest provided basic cable television services to approximately 3.2 million subscribers and premium services to approximately 2.6 million subscribers as of December 31, 1993, of which approximately 160,000 and 127,000 of such subscribers for basic cable television services and premium services, respectively, are attributable to systems which are held by consolidated subsidiaries of Liberty. Included in the foregoing numbers of subscribers to basic cable television services and premium services in which Liberty has a direct or indirect ownership interest are approximately 828,000 and 783,000 subscribers, respectively, which are also included in such subscriber numbers reported for Old TCI above. The various programming and programming related businesses in which Liberty has interests include two national and fourteen regional sports networks and national entertainment services such as Encore, Home Shopping Club, QVC, Black Entertainment Television, Court TV, The Family Channel, Starz! and X*PRESS.

     On July 11, 1994, Rainbow Program Enterprises purchased a 49.9% general partnership interest in American Movie Classics Company ("AMC") from Liberty under the terms of a buy-sell provision contained in the AMC partnership agreement. Liberty received cash proceeds of $180,429,000 in such transaction.

     The following selected financial data relating to Comcast and its subsidiaries has been taken or derived from the audited financial statements contained in Comcast's Annual Report on Form 10-K for the year ended December 31, 1993, and the unaudited financial statements contained in its Quarterly Report on Form 10-Q for the quarters ended March 31, 1994 and 1993. More comprehensive financial information is included in such Annual Reports and Quarterly Reports and the other documents filed by Comcast with the Commission, and the financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the same manner as set forth with respect to the Company under "-- 6. Certain Information Concerning the Company".

                              COMCAST CORPORATION

                            SELECTED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               FOR THE                         FOR THE
                                         THREE MONTHS ENDED               FISCAL YEAR ENDED
                                              MARCH 31,                      DECEMBER 31,
                                       -----------------------   ------------------------------------
                                        1994(1)      1993(1)      1993(1)      1992(1)      1991(1)
                                       ----------   ----------   ----------   ----------   ----------
Statement of Operations Data:
  Service income.....................  $  328,703   $  325,225   $1,338,228   $  900,345   $  721,000
  Operating income...................      64,275       58,657      264,896      165,106      144,951
  Equity in net losses of
     affiliates......................      (9,646)      (6,371)     (28,872)    (104,306)     (83,366)
  Loss before extraordinary items and
     cumulative effect of accounting
     changes.........................     (15,777)     (23,856)     (98,871)    (217,935)    (155,572)
  Extraordinary items................     (11,580)          --      (17,620)     (52,297)          --
  Cumulative effect of accounting
     changes.........................          --     (742,734)    (742,734)          --           --
  Net loss...........................     (27,357)    (766,590)    (859,225)    (270,232)    (155,572)
  Loss per share before extraordinary
     items and cumulative effect of
     accounting changes(2)...........        (.07)        (.12)        (.46)       (1.08)        (.87)
  Extraordinary items per share(2)...        (.05)          --         (.08)        (.26)          --
  Cumulative effect of accounting
     changes per share(2)............          --        (3.62)       (3.47)          --           --
  Net loss per share(2)..............        (.12)       (3.74)       (4.01)       (1.34)        (.87)
  Cash dividends declared per
     share(2)........................       .0233        .0233        .0933        .0933        .0933
Balance Sheet Data:
  Total assets.......................  $4,763,206   $4,607,058   $4,948,276   $4,271,898   $2,793,584
  Working capital....................     138,573      218,889      182,005       36,886      381,183
  Long-term debt.....................   3,918,429    4,015,239    4,162,915    3,973,514    2,452,912
  Stockholders' equity
     (deficiency)....................    (701,902)    (818,944)    (870,531)    (181,641)      19,480
Supplementary Financial Data:
  Operating income before
     depreciation and
     amortization(3).................     141,520      146,330      606,396      397,153      309,250
  Net cash provided by operating
     activities(4)...................      62,192       87,069      345,892      252,297      176,228

- ---------------
(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Comcast's Annual Report on Form 10-K for the year ended December 31, 1993 and in Comcast's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1994 for a discussion of events which affect the comparability of the information reflected in the above selected financial data.

(2) As adjusted for Comcast's three-for-two stock split effective February 2, 1994.

(3) Generally referred to in Comcast's businesses as "operating cash flow."

(4) Represents net cash provided by operating activities as presented in Comcast's Consolidated Statement of Cash Flows contained in Comcast's Annual Report on Form 10-K for the year ended December 31, 1993 and in Comcast's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1994.

     The name, business address, principal occupation or employment, five year employment history and citizenship of each director and executive officer of the Purchaser and the Parent Purchasers and certain other information are set forth in Schedule II hereto.

     Except as provided in the Merger Agreement and as otherwise described in this Offer to Purchase, none of the Joint Bidders or their affiliates nor, to the best knowledge of the Purchaser, any of the persons listed in Schedules I or II to this Offer to Purchase, has any material contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, since January 1, 1991, none of the Joint Bidders or their affiliates nor, to the best knowledge of the Purchaser, any of the persons listed in Schedules I or II hereto, has had any material business relationship or transaction with the Company or any of its executive officers, directors, or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 1991, there have been no contracts, negotiations or transactions concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets between the Joint Bidders, any of their respective subsidiaries or, to the best knowledge of the Purchaser, any of the persons listed in Schedules I or II to this Offer to Purchase or any of the Company's affiliates other than the Joint Bidders, or any person not affiliated with the Company who would have a direct interest in such matters, on the one hand, and the Company or its affiliates, on the other hand.

     Information contained herein with respect to Comcast, Liberty and TCI and their respective executive officers, directors and controlling persons is given solely by such person, and no other person has responsibility for the accuracy or completeness of information supplied by such other persons.

     Comcast and TCI are subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Each of Comcast and TCI is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with such person. Such reports, proxy statements and other information should be available for inspection and copying at the offices of the Commission in the same manner as set forth with respect to the Company under "-- 6. Certain Information Concerning the Company".

     8. Dividends and Distributions. If on or after August 4, 1994, the Company should (i) split, combine or otherwise change any of the Shares or its capitalization, (ii) acquire or otherwise cause a reduction in the number of outstanding Shares of any class or (iii) issue or sell any additional Shares (other than shares of Common Stock issued pursuant to and in accordance with the terms in effect on August 4, 1994 of employee stock options and convertible securities outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to the Purchaser's rights described under "-- 10. Certain Conditions of the Offer", the Purchaser may, in its sole discretion, make such adjustments in the purchase price and other terms of the Offer as it deems appropriate including the number or type of securities to be purchased.

     If, on or after August 4, 1994, the Company should declare or pay (or set a record date with respect to the payment of) any dividend on any Shares or any distribution with respect to any Shares (including the issuance of additional Shares or other securities or rights to purchase of any securities) that is payable or distributable to stockholders of record on a date prior to the transfer to the name of the Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to the Purchaser's rights as described under "-- 10. Certain Conditions of the Offer", (i) the purchase price per share of Common Stock or Preferred Stock, as the case may be, payable by the Purchaser pursuant to the Offer will be reduced to the extent of any such cash dividend or distribution and

(ii) the whole of any such non-cash dividend or distribution to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer, or (b) at the direction of the Purchaser, be exercised for the benefit of the Purchaser, in which case the proceeds of such exercise will promptly be remitted to the Purchaser. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser in its sole discretion.

     9. Extension of Tender Period; Termination; Amendment. The Purchaser reserves the right, at any time or from time to time, in its sole discretion and regardless of whether or not any of the conditions specified under "-- 10. Certain Conditions of the Offer" shall have been satisfied (but subject to the provisions of the Merger Agreement), (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension or (ii) to amend the Offer in any respect by making a public announcement of such amendment. There can be no assurance that the Purchaser will exercise its right to extend or amend the Offer.

     If the Purchaser decreases the number of Common Shares or Preferred Shares being sought or increases or decreases the consideration to be paid for any Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of 10 business days. If the Purchaser makes a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waives a material condition of the Offer, the Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow stockholders to consider the amended terms of the Offer. In a published release, the Commission has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to securityholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. The term "business day" shall mean any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

     The Purchaser also reserves the right, in its sole discretion (but subject to the provisions of the Merger Agreement), in the event any of the conditions specified under "-- 10. Certain Conditions of the Offer" shall not have been satisfied and so long as Shares have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Shares or to terminate the Offer and not accept for payment or pay for Shares.

     If the Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, on behalf of the Purchaser, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided under "-- 4. Withdrawal Rights". The reservation by the Purchaser of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that the Purchaser pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

     Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, the Purchaser will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

     10. Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for any Shares, and may terminate the Offer as provided in under "-- 9. Extension of Tender Period; Termination; Amendment", if prior to the acceptance for payment of any Shares (i) the Minimum Tender Condition shall not have been satisfied, (ii) the Financing Condition shall not have been satisfied, (iii) the waiting periods under the HSR Act applicable to the Purchaser's acquisition of Shares pursuant to the Offer, the acquisition by the Parent Purchasers of the shares of the Purchaser and the Parent Contribution shall not have expired or been terminated, provided that prior to December 31, 1994, the Purchaser shall not terminate the Offer by reason of nonsatisfaction of the condition in this clause (iii) and will extend the Offer in such event (it being understood that this provision shall not prohibit the Purchaser from terminating the Offer or failing to extend the Offer by reason of the nonsatisfaction of any other condition of the Offer), (iv) the Purchaser shall not be satisfied that it has received all consents as are required from the FCC for consent to the transfer of control of the FCC licenses listed in the QVC Disclosure Schedule to the Merger Agreement or (v) at any time on or after August 4, 1994, and prior to the acceptance for payment of Shares, any of the following conditions exist:

          (a) there shall be, instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by the Purchaser or the consummation by the Purchaser of the Merger, seeking to obtain material damages or imposing any material adverse conditions in connection therewith or otherwise directly or indirectly relating to the transactions contemplated by the Offer or the Merger, (ii) seeking to restrain or prohibit the exercise of full rights of ownership or operation by the Purchaser or its affiliates of all or any portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of the Purchaser or any of its affiliates, or to compel the Purchaser or any of its affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of the Purchaser or any of its affiliates, (iii) seeking to impose limitations on the ability of the Purchaser or any of its affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Purchaser or any of its affiliates on all matters properly presented to the Company's stockholders or (iv) seeking to require divestiture by the Purchaser or any of its affiliates of any Shares; or

          (b) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer, the acceptance for payment of or payment for Shares or the Merger, by any court, government or governmental authority or agency, domestic, foreign or supranational, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, that, in the reasonable judgment of the Purchaser, might directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above; or

          (c) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Merger Agreement which has not been cured, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true in any material respect when made or at any time prior to consummation of the Offer as if made at and as of such time, in each case and shall continue to be untrue; or

          (d) the Merger Agreement shall have been terminated in accordance with its terms;

which, in the reasonable judgment of the Purchaser, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser in its sole discretion regardless of the circumstances (including any action or omission by the Purchaser) giving rise to any such conditions or may be waived by the Purchaser in its sole discretion in whole at any time or in part from time to time. The failure by the Purchaser at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Purchaser concerning the events described in this Section will be final and binding upon all parties.

     11. Certain Legal Matters; Regulatory Approvals.

     (a) General. Based on its examination of publicly available information filed by the Company with the Commission and other publicly available information concerning the Company, except as described below the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under "State Takeover Statutes", such approval or other action will be sought. Except as described under "Antitrust" and "FCC Approvals", there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. The Purchaser is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company's business or certain parts of the Company's business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See "-- 10. Certain Conditions of the Offer".

     (b) State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, the Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between the Purchaser or any of its affiliates and the Company and has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, the Purchaser believes that there are reasonable bases for contesting such laws.

     In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state.

     If any government official or third party should seek to apply any state takeover law to the Offer or any merger or other business combination between the Purchaser or any of its affiliates and the Company, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See "-- 10. Certain Conditions of the Offer".

     Notice will be filed with the Pennsylvania Securities Commission which will contain substantial additional information about the Offer, which notice will be available for inspection at the Commission's principal office at 1010 N. Seventh Street, 2nd Floor, Harrisburg, PA 17102, during business hours. The filing of the notice shall not be interpreted to imply that the Pennsylvania Takeover Disclosure Law applies to this transaction.

     (c) Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer, the acquisition by the Parent Purchasers of the shares of the Purchaser and the Parent Contribution are subject to such requirements. Therefore, notwithstanding the expiration of the respective waiting periods under the HSR Act in respect of Liberty's prior filing to acquire up to 49.9% of the Company's outstanding securities and Comcast's prior filing to acquire up to 24.9% of such securities, Liberty and Comcast will not be permitted to consummate the Offer until expiration of the waiting period of the HSR Act in respect of such transactions.

     Pursuant to the requirements of the HSR Act, Comcast, Liberty and the Company filed the required Notification and Report Forms with the Antitrust Division and the FTC on August 9, 1994. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is expected to expire at 11:59 P.M., New York City time, on Wednesday, August 24, 1994. However, the waiting periods applicable to the acquisition by the Parent Purchasers of the shares of the Purchaser and the Parent Contribution are expected to expire at 11:59 P.M., New York City time, on Thursday, September 8, 1994. Prior to such dates, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisitions. If such a request is made, the waiting period will be extended, in the case of the Offer, until 11:59 P.M., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. In the case of the acquisition by the Parent Purchasers of the shares of the Purchaser, and the Parent Contribution, if such a request is made the waiting period will be extended until 11:59 P.M., New York City time, on the twentieth day after substantial compliance by each of the parties that receives such a request. Thereafter, such waiting periods can be extended only by court order.

     A request is being made pursuant to the HSR Act for early termination of the applicable waiting periods. There can be no assurance, however, that the waiting periods will be terminated early. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting periods under the HSR Act. See "-- 10. Certain Conditions of the Offer". Any extension of the waiting periods will not give rise to any withdrawal rights not otherwise provided for by applicable law. See "-- 4. Withdrawal Rights". Subject to the rights described under "-- 4. Withdrawal Rights", any extension of the waiting periods will not give rise to any withdrawal rights not otherwise provided for by applicable law. If the Purchaser's acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may (and pursuant to Merger Agreement prior to December 31, 1994 the Offer will) be extended.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions notified under the HSR Act. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Purchaser or the Company. Private parties may also bring legal actions under the antitrust laws. The Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See "-- 10. Certain Conditions of the Offer" for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

     (d) FCC Approvals. The Company holds licenses issued by the FCC for the operation of communication facilities, including three satellite earth stations. The Communications Act and applicable FCC regulations require prior FCC approval for the transfer or deemed transfer of control of companies holding FCC licenses. Applications must be filed with the FCC seeking such approval. The Communications Act requires that the FCC find that the proposed transfer would serve the public interest, convenience and necessity as a prerequisite to granting its approval. The FCC may also require that the transferees demonstrate that it possesses the requisite legal, financial, technical and other qualifications to operate the licensed facilities in order for the transfer to be approved.

     In order for the Purchaser to consummate the Offer and the Merger, prior FCC approval will be required. The Purchaser intends to file with the FCC, as soon as practicable, applications seeking FCC approval to take control of the Company. There can be no assurance that the FCC will grant such approval or that, if granted, such FCC approval will be on terms and conditions acceptable to the Purchaser.

     The Purchaser also intends to file with the FCC a request for special temporary authority to permit the Offer and the Merger to be consummated prior to the receipt of FCC approvals of the transfer of control applications. Although in the past the FCC generally has expedited its consideration of such requests, the Purchaser cannot predict how long the FCC's consideration of the Purchaser's request will take.

     The obligation of the Purchaser to consummate the Offer is conditioned upon, among other things, the Purchaser being satisfied that it has received all consents as are required from the FCC for consent to the transfer of control of certain of the Company's FCC licenses. See "-- 10. Certain Conditions of the Offer."

     The Cable Television Consumer Protection and Competition Act of 1992 directed the FCC to "prescribe rules and regulations establishing reasonable limits on the number of channels on a cable system that can be occupied by a video programmer in which a cable operator has an attributable interest." 47 U.S.C. sec. 533(f)(1)(B). Accordingly, the FCC recently adopted "vertical ownership" restrictions which, effective January 10, 1994, prohibit (subject to certain exemptions) a cable system operator from holding attributable interests in video programmers collectively occupying more than 40% of the channel capacity of its cable systems. The restrictions on channel occupancy do not apply to channel capacity in excess of 75 channels. For purposes of calculating the 40% benchmark, the FCC defines "attributable interest" as it defines the term for purposes of applying its broadcast cross-ownership restrictions.

     12. Fees and Expenses. Lazard is acting as financial advisor to Comcast and is acting as Dealer Manager in connection with the Offer. Comcast has agreed to pay Lazard as compensation for its services as financial advisor in connection with the Transaction and as Dealer Manager in connection with the Offer a fee of $7,500,000. Comcast has agreed to pay Lazard $1,000,000 of such fee upon the public announcement of any acquisition by Comcast (by merger or otherwise) of all or a substantial portion of the Company, and the balance of such fee, $6,500,000, upon the acquisition by Comcast of at least a majority of Common Shares. Comcast has agreed to indemnify Lazard and its affiliates against certain liabilities, including certain liabilities under the federal securities laws.

     The Purchaser has retained D.F. King & Co., Inc. to act as the Information Agent and The Bank of New York to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

     The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depository) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

     It is estimated that the expenses incurred in connection with the Transaction will be approximately as set forth below:

            Filing Fees.............................................  $   219,409
            Dealer Manager/Financial Advisory Fees..................   18,000,000
            Information Agent Fees..................................        7,500
            Depositary Fees.........................................       41,000
            Legal Fees..............................................    8,000,000
            Accounting Fees.........................................        5,000
            Printing and Mailing Costs..............................      200,000
            Miscellaneous...........................................       50,000
                                                                      -----------
                      Total.........................................  $26,522,909
                                                                       ==========

     All costs and expenses incurred by Comcast, Liberty and TCI in connection with the Joint Bidding Agreement and the transactions contemplated thereby (other than costs and expenses related to the cash contribution agreed to be made by each of the Parent Purchasers to the Purchaser, which shall be paid by such Parent Purchaser) shall be paid or reimbursed by QVC following the Merger, or if the Merger is not consummated, then by the party incurring such expenses.

     13. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     The Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1, together with exhibits thereto (the "Schedule 14D-1"), pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, and the Schedule 13E-3, each furnishing certain additional information with respect to the Transaction. By filing the Schedule 13E-3 none of the joint signatories thereto concedes that Rule 13E-3 is applicable to the Transaction. The Schedule 14D-1, the Schedule 13E-3 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the Commission in the manner set forth under "-- 6. Certain Information Concerning the Company" (except that such information will not be available at the regional offices of the Commission).

                                   SCHEDULE I

                                   QVC, INC.

     Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Company. Except as otherwise noted, the business address of each such person is c/o QVC, Inc., 1365 Enterprise Drive, West Chester, PA 19380, and such person is a United States citizen. In addition, except as otherwise noted, each executive officer of the Company has been employed by the Company in the positions listed below during the last five years. This information has been taken from and is based upon reports and other documents on file with the Commission or otherwise publicly available.

                                                    PRINCIPAL BUSINESS
                                                    OR ORGANIZATION IN     MATERIAL OCCUPATIONS,
                                                        WHICH SUCH         POSITIONS, OFFICES OR
                          PRINCIPAL OCCUPATION        EMPLOYMENT IS       EMPLOYMENTS FOR THE PAST
        NAME              AND BUSINESS ADDRESS          CONDUCTED                FIVE YEARS
- ---------------------  --------------------------  --------------------  --------------------------
Douglas Briggs         Executive Vice President        The Company       Mr. Briggs has been
                        and President of QVC                             Executive Vice President
                        Electronic Retailing                             and President of QVC
                                                                         Electronic Retailing since
                                                                         February 1994. From
                                                                         January 1993 to February
                                                                         1994, he was Executive
                                                                         Vice President --
                                                                         Electronic Retailing. From
                                                                         December 1987 until
                                                                         January 1993, Mr. Briggs
                                                                         was Executive Vice
                                                                         President -- Programming.
Candice M. Carpenter   President -- Q2, Inc.           The Company       Ms. Carpenter has been
                                                                         President of Q2, Inc., a
                                                                         wholly-owned subsidiary of
                                                                         the Company, since July
                                                                         1993. Prior thereto, Ms.
                                                                         Carpenter was President of
                                                                         Time-Warner Video and
                                                                         Time-Life Television from
                                                                         1989 to July 1993.
William F. Costello    Executive Vice President        The Company       Mr. Costello has been
                        -- Finance and Chief                             Director, Executive Vice
                        Financial Officer of the                         President -- Finance and
                        Company                                          Chief Financial Officer of
                                                                         the Company since December
                                                                         1989. Mr. Costello was
                                                                         also Treasurer of the
                                                                         Company from December 1989
                                                                         to September 1992. Prior
                                                                         thereto, he was an
                                                                         independent management and
                                                                         financial consultant from
                                                                         1988 until December 1989.
Barry Diller           Chairman, Chief                 The Company       Mr. Diller has been
                       Executive Officer and                             Chairman of the Board, the
                       Director of the                                   Chief Executive Officer
                       Company                                           and a Director of the
                                                                         company since January 18,
                                                                         1993. From 1984 to 1992,
                                                                         Mr. Diller was Chairman of
                                                                         the Board, a Director and
                                                                         Chief Executive Officer of
                                                                         Fox, Inc.

                                                    PRINCIPAL BUSINESS
                                                    OR ORGANIZATION IN     MATERIAL OCCUPATIONS,
                                                        WHICH SUCH         POSITIONS, OFFICES OR
                          PRINCIPAL OCCUPATION        EMPLOYMENT IS       EMPLOYMENTS FOR THE PAST
        NAME              AND BUSINESS ADDRESS          CONDUCTED                FIVE YEARS
- ---------------------  --------------------------  --------------------  --------------------------
Thomas Downs           Executive Vice                  The Company       Mr. Downs has been
                        President -- Operations                          Executive Vice
                        and Services of the                              President -- Operations
                        Company                                          and Services since
                                                                         February 1994. Prior
                                                                         thereto, Mr. Downs was
                                                                         Executive Vice
                                                                         President -- Customer
                                                                         Service from February 1991
                                                                         to February 1994,
                                                                         Executive Vice
                                                                         President -- Fulfillment
                                                                         from December 1989 to
                                                                         January 1991 and Senior
                                                                         Vice President --
                                                                         Fulfillment from 1987
                                                                         to December 1989.
Neal S. Grabell        Senior Vice President,          The Company       Mr. Grabell has been
                        General Counsel and                              Senior Vice President,
                        Secretary of the                                 General Counsel and
                        Company                                          Secretary of the Company
                                                                         since 1987. Mr. Grabell is
                                                                         of counsel to the law firm
                                                                         Bolger, Picker, Hankin &
                                                                         Tannenbaum.
James G. Held          Executive Vice-President        The Company       Mr. Held has been
                        of QVC Merchandising                             Executive Vice President
                                                                         of QVC Merchandising since
                                                                         February 1994. Prior
                                                                         thereto, he was Senior
                                                                         Vice President of New
                                                                         Business Development of
                                                                         the Company from September
                                                                         1993 to February 1994.
                                                                         Prior thereto, he served
                                                                         in a series of positions
                                                                         with Bloomingdale's from
                                                                         1983 to September 1993.
John F. Link           Executive Vice                  The Company       Mr. Link has been
                        President -- Information                         Executive Vice
                        Systems and                                      President -- Information
                        Telecommunications and                           Systems and
                        Chief Information Officer                        Telecommunications and
                        of the Company                                   Chief Information Officer
                                                                         since February 1994. He
                                                                         was Executive Vice
                                                                         President of Information
                                                                         Systems and
                                                                         Telecommunications from
                                                                         August 1990 to February
                                                                         1994 and Senior Vice
                                                                         President of Information
                                                                         Systems and Data
                                                                         Communications of the
                                                                         Company since 1989. From
                                                                         1964 to 1989, Mr. Link
                                                                         held various positions
                                                                         with Sun Company, Inc.

                                                    PRINCIPAL BUSINESS
                                                    OR ORGANIZATION IN     MATERIAL OCCUPATIONS,
                                                        WHICH SUCH         POSITIONS, OFFICES OR
                          PRINCIPAL OCCUPATION        EMPLOYMENT IS       EMPLOYMENTS FOR THE PAST
        NAME              AND BUSINESS ADDRESS          CONDUCTED                FIVE YEARS
- ---------------------  --------------------------  --------------------  --------------------------
J. Bruce Llewellyn     Chairman of the Board        Soft drink bottler   Mr. Llewellyn has been a
                        and Chief Executive          and distributor     Director of the Company
                        Officer of The                                   since June 1990. Mr.
                        Philadelphia                                     Llewellyn has been
                        Coca-Cola Bottling                               Chairman of the Board and
                        Company                                          Chief Executive Officer of
                       Rubin, Baum, Levin,                               the Philadelphia Coca-Cola
                       Constant & Friedman                               Bottling Company for more
                       30 Rockefeller Plaza                              than five years. Mr.
                       29th Floor                                        Llewellyn also serves as
                       New York, NY 10012                                Chairman of the Board and
                                                                         Chief Executive Officer of
                                                                         The Coca-Cola Bottling
                                                                         Company of Wilmington,
                                                                         Inc., Queen City
                                                                         Broadcasting, Inc. and
                                                                         Garden State Cablevision,
                                                                         Inc.
Robert J. Perkins      President of Q Direct           The Company       Mr. Perkins has served as
                                                                         President of Q Direct
                                                                         since March 1994. Mr.
                                                                         Perkins served as Senior
                                                                         Vice President of
                                                                         Marketing of Pizza Hut
                                                                         from March 1991 to March
                                                                         1994. From 1985 to 1991,
                                                                         Mr. Perkins held a series
                                                                         of positions within the
                                                                         Chiat/Day advertising
                                                                         organization.
Bruce M. Ramer         Director, Principal of law        Law Firm        Mr. Ramer has been a
                        firm of Gang, Tyre,                              Director of the Company
                        Ramer & Brown, Inc.                              since May 1994. Mr. Ramer
                       6400 Sunset Building                              has been a principal of
                       Los Angeles, CA 90028                             the law firm of Gang,
                                                                         Tyre, Ramer & Brown, Inc.
                                                                         for more than five years.
Ralph J. Roberts       Chairman of the Board             Comcast         Mr. Roberts has been a
                        of Directors and                                 Director of the Company
                        Director of Comcast                              since June 1991. Mr.
                       1500 Market Street                                Roberts has been Chairman
                       Philadelphia, PA                                  of the Board of Directors
                       19102-2148                                        and a Director of Comcast
                                                                         for more than five years.
                                                                         Mr. Roberts has also been
                                                                         President and a Director
                                                                         of Sural for more than
                                                                         five years. Prior to
                                                                         February 7, 1990, Mr.
                                                                         Roberts was President of
                                                                         Comcast. Mr. Roberts is
                                                                         also a Director of Storer
                                                                         Communications, Inc.

                                                    PRINCIPAL BUSINESS
                                                    OR ORGANIZATION IN     MATERIAL OCCUPATIONS,
                                                        WHICH SUCH         POSITIONS, OFFICES OR
                          PRINCIPAL OCCUPATION        EMPLOYMENT IS       EMPLOYMENTS FOR THE PAST
        NAME              AND BUSINESS ADDRESS          CONDUCTED                FIVE YEARS
- ---------------------  --------------------------  --------------------  --------------------------
Brian L. Roberts       President and Director of         Comcast         Mr. Roberts has been a
                        Comcast                                          Director of the Company
                       1500 Market Street                                since October 1987.
                       Philadelphia, PA                                  Mr. Roberts has served as
                       19102-2148                                        President of Comcast since
                                                                         February 1990. Prior
                                                                         thereto, Mr. Roberts was
                                                                         Executive Vice President
                                                                         of Comcast since June 1987
                                                                         and a Vice President of
                                                                         Comcast since September
                                                                         1986. Previously, he
                                                                         served in various
                                                                         capacities with Comcast
                                                                         Cable Communications, a
                                                                         division of Comcast which
                                                                         operates Comcast's cable
                                                                         communications business,
                                                                         for more than five years.
                                                                         Mr. Roberts also serves as
                                                                         Vice President and a
                                                                         Director of Sural. Mr.
                                                                         Roberts is also a Director
                                                                         of Turner Broadcasting
                                                                         System, Inc. and Storer
                                                                         Communications, Inc.
William J. Schereck    President -- International      The Company       Mr. Schereck served as
                                                                         Executive Vice
                                                                         President -- International
                                                                         of the Company from
                                                                         December 1993 to February
                                                                         1994, when he was
                                                                         appointed to his current
                                                                         position of President -
                                                                         International. From 1990
                                                                         to December 1993, Mr.
                                                                         Schereck served as Vice
                                                                         President, Cable
                                                                         Affiliates for Fox
                                                                         Broadcasting Company and
                                                                         from 1985 to 1990 he held
                                                                         a series of positions with
                                                                         WMSN, a television station
                                                                         in Madison, Wisconsin.
Joseph M. Segel        Director and Chairman           The Company       Mr. Segel has been a
                        Emeritus of the                                  Director of the Company
                        Company                                          since 1986 and Chairman
                                                                         Emeritus of the Company
                                                                         since January 1993. Mr.
                                                                         Segel was Chairman, Chief
                                                                         Executive Officer and a
                                                                         Director of the Company
                                                                         from June 1986 to January
                                                                         1993. From June 1986 to
                                                                         November 1986 and from
                                                                         December 1987 to July
                                                                         1989, Mr. Segel was
                                                                         President of the Company.

                                                    PRINCIPAL BUSINESS
                                                    OR ORGANIZATION IN     MATERIAL OCCUPATIONS,
                                                        WHICH SUCH         POSITIONS, OFFICES OR
                          PRINCIPAL OCCUPATION        EMPLOYMENT IS       EMPLOYMENTS FOR THE PAST
        NAME              AND BUSINESS ADDRESS          CONDUCTED                FIVE YEARS
- ---------------------  --------------------------  --------------------  --------------------------
Linda J. Wachner       Chairman, President and       Apparel Company     Mrs. Wachner has been a
                        Chief Executive                                  Director of the Company
                        Officer of Warnaco                               since May 1994. She has
                        Inc.                                             been Chairman, President
                       90 Park Avenue                                    and Chief Executive
                       New York, NY 10016                                Officer of Warnaco Inc.,
                                                                         a publicly-owned apparel
                                                                         company, for more than
                                                                         five years. She is also
                                                                         Chairman and Chief
                                                                         Executive Officer of
                                                                         Authentic Fitness
                                                                         Corporation.

                                  SCHEDULE II

             COMCAST CORPORATION AND QVC PROGRAMMING HOLDINGS, INC.

     Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director, executive officer and controlling person, and age of each executive officer, of Comcast, the Purchaser and Sural. Except as otherwise noted, the business address of each such person is c/o Comcast Corporation, 1500 Market Street, Philadelphia, PA 19102, and such person is a United States citizen. In addition, except as otherwise noted, each executive officer of Comcast, the Purchaser or Sural has been employed by Comcast, the Purchaser or Sural, respectively, in the positions listed below during the last five years.

                                                    PRINCIPAL BUSINESS
                                                    OR ORGANIZATION IN     MATERIAL OCCUPATIONS,
                                                        WHICH SUCH         POSITIONS, OFFICES OR
                          PRINCIPAL OCCUPATION        EMPLOYMENT IS       EMPLOYMENTS FOR THE PAST
        NAME              AND BUSINESS ADDRESS          CONDUCTED             FIVE YEARS; AGE
- ---------------------  --------------------------  --------------------  --------------------------
Ralph J. Roberts       Chairman of Board of              Comcast         Mr. Roberts has served as
                         Directors and Director                          Chairman of the Board of
                         of Comcast; Chairman of                         Directors and a Director
                         Board of Directors and                          of Comcast for more than
                         Director of the                                 five years. He has been
                         Purchaser; President and                        the President and a
                         Director of Sural                               Director of Sural for more
                                                                         than five years. Mr.
                                                                         Roberts is also a Director
                                                                         of the Company and Storer
                                                                         Communications, Inc. Age
                                                                         74.
Julian A. Brodsky      Vice Chairman of Board of         Comcast         Mr. Brodsky has served as
                         Directors and Director                          Vice Chairman of the Board
                         of Comcast; Vice                                of Directors and a
                         Chairman of Board of                            Director of Comcast for
                         Directors and Director,                         more than five years. He
                         Assistant Secretary and                         has served as Treasurer
                         Assistant Treasurer of                          and Director of Sural for
                         the Purchaser; Treasurer                        more than five years. Mr.
                         and Director of Sural                           Brodsky is also a Director
                                                                         of Nextel Communications,
                                                                         Inc., Stor Communications,
                                                                         Inc. and RBB Fund, Inc.
                                                                         Age 61.

                                                    PRINCIPAL BUSINESS
                                                    OR ORGANIZATION IN     MATERIAL OCCUPATIONS,
                                                        WHICH SUCH         POSITIONS, OFFICES OR
                          PRINCIPAL OCCUPATION        EMPLOYMENT IS       EMPLOYMENTS FOR THE PAST
        NAME              AND BUSINESS ADDRESS          CONDUCTED             FIVE YEARS; AGE
- ---------------------  --------------------------  --------------------  --------------------------
Brian L. Roberts       President and Director of         Comcast         Mr. Roberts was elected to
                         Comcast; President and                          the Board of Directors in
                         Director of the                                 June 1988 and was elected
                         Purchaser; Vice                                 President of Comcast in
                         President and Director                          February 1990. Mr. Roberts
                         of Sural                                        had been Executive Vice
                                                                         President of Comcast since
                                                                         June 1987 and had been a
                                                                         Vice President of Comcast
                                                                         since September 1986.
                                                                         Previously, he served in
                                                                         various capacities with
                                                                         Comcast Cable
                                                                         Communications, a division
                                                                         of Comcast which operates
                                                                         Comcast's cable
                                                                         communications business
                                                                         for more than five years.
                                                                         Mr. Roberts serves as Vice
                                                                         President and a Director
                                                                         of Sural. Mr. Roberts is
                                                                         also a Director of Turner
                                                                         Broadcasting System, Inc.,
                                                                         the Company and Storer
                                                                         Communications, Inc.
                                                                         Age 35.
John R. Alchin         Senior Vice President and         Comcast         Mr. Alchin joined Comcast
  (citizen               Treasurer of Comcast;                           in January 1990 as Vice
  of Australia)          Senior Vice President                           President and Treasurer
                         and Treasurer of the                            and in February 1990 was
                         Purchaser                                       elected Senior Vice
                                                                         President. Prior to
                                                                         joining Comcast, Mr.
                                                                         Alchin held various
                                                                         executive positions with
                                                                         Toronto Dominion Bank for
                                                                         more than five years,
                                                                         including Managing
                                                                         Director, Merchant Banking
                                                                         Group. Age 46.
Thomas G. Baxter       Senior Vice President of          Comcast         Mr. Baxter was elected
                         Comcast and President of                        Senior Vice President of
                         Comcast Cable                                   Comcast in February 1990.
                         Communications, Inc.                            As of January 1, 1990, Mr.
                                                                         Baxter was named Vice
                                                                         President of Comcast and
                                                                         President of Comcast Cable
                                                                         Communications. Mr. Baxter
                                                                         had been a Vice President
                                                                         of Comcast Cable since
                                                                         1985. Age 47.

                                                    PRINCIPAL BUSINESS
                                                    OR ORGANIZATION IN     MATERIAL OCCUPATIONS,
                                                        WHICH SUCH         POSITIONS, OFFICES OR
                          PRINCIPAL OCCUPATION        EMPLOYMENT IS       EMPLOYMENTS FOR THE PAST
        NAME              AND BUSINESS ADDRESS          CONDUCTED             FIVE YEARS; AGE
- ---------------------  --------------------------  --------------------  --------------------------
Lawrence S. Smith      Senior Vice President             Comcast         Mr. Smith was elected
                         -- Accounting and                               Senior Vice President of
                         Administration of                               Comcast in February 1990.
                         Comcast; Senior                                 In April 1988, Mr. Smith
                         Vice President --                               joined Comcast as Vice
                         Accounting and                                  President -- Accounting
                         Administration of the                           and Administration. Mr.
                         Purchaser                                       Smith is the Principal
                                                                         Accounting Officer of
                                                                         Comcast. Prior to joining
                                                                         Comcast, Mr. Smith served
                                                                         as Senior Vice President,
                                                                         Finance of Advanta Corp.,
                                                                         a financial services
                                                                         holding company, from
                                                                         1986. Previously, Mr.
                                                                         Smith was a partner with
                                                                         Arthur Andersen & Co. for
                                                                         more than five years. Age
                                                                         46.
Stanley L. Wang        Senior Vice President,            Comcast         Mr. Wang was elected
                         General Counsel and                             Senior Vice President of
                         Secretary of Comcast;                           Comcast in February 1990.
                         Director, Senior Vice                           Previously, Mr. Wang
                         President and Secretary                         served as Vice President
                         of the Purchaser                                and General Counsel of
                                                                         Comcast for more than five
                                                                         years. Mr. Wang was also
                                                                         named Secretary of Comcast
                                                                         in Spring 1989. Mr. Wang
                                                                         continues to serve as
                                                                         General Counsel. Mr. Wang
                                                                         is a Director of Storer
                                                                         Communications, Inc. Age
                                                                         53.
C. Stephen Backstrom   Vice President -- Taxation        Comcast         Mr. Backstrom has been
                         of Comcast; Vice                                Vice President -- Taxation
                         President -- Taxation of                        of Comcast for more than
                         the Purchaser                                   the past five years. Age
                                                                         50.
Robert B. Clasen       Senior Vice President of          Comcast         Mr. Clasen joined Comcast
                         Comcast and Chairman of                         in January 1993 as Senior
                         Comcast International                           Vice President and
                         Holdings, Inc.                                  Chairman of Comcast
                                                                         International, a division
                                                                         of Comcast which owns,
                                                                         develops and operates
                                                                         Comcast's international
                                                                         investments. From February
                                                                         to December 1992, Mr.
                                                                         Clasen was a consultant to
                                                                         Comcast International, and
                                                                         from February to November
                                                                         1991, he was a Senior Vice
                                                                         President of McCaw
                                                                         Cellular Communications,
                                                                         Inc. and President of
                                                                         McCaw's western region.
                                                                         From 1984 to 1991, he
                                                                         served in various
                                                                         executive positions with
                                                                         Comcast, including Senior
                                                                         Vice President. Age 49.

                                                    PRINCIPAL BUSINESS
                                                    OR ORGANIZATION IN     MATERIAL OCCUPATIONS,
                                                        WHICH SUCH         POSITIONS, OFFICES OR
                          PRINCIPAL OCCUPATION        EMPLOYMENT IS       EMPLOYMENTS FOR THE PAST
        NAME              AND BUSINESS ADDRESS          CONDUCTED             FIVE YEARS; AGE
- ---------------------  --------------------------  --------------------  --------------------------
Donald A. Harris       Senior Vice President of          Comcast         Mr. Harris joined Comcast
                         Comcast and President of                        in March 1992 as Vice
                         Comcast Cellular                                President of Comcast and
                         Communications, Inc.                            President of Comcast
                                                                         Cellular Communications, a
                                                                         division of Comcast which
                                                                         operates Comcast's
                                                                         cellular telephone
                                                                         business. In February
                                                                         1993, Mr. Harris was
                                                                         elected Senior Vice
                                                                         President. Prior to
                                                                         joining Comcast, Mr.
                                                                         Harris held various
                                                                         executive positions with
                                                                         PacTel Cellular for more
                                                                         than five years, including
                                                                         most recently General
                                                                         Manager of PacTel's Los
                                                                         Angeles, California
                                                                         cellular business. Mr.
                                                                         Harris is also a Director
                                                                         of Nextel, Inc. Age 41.
Daniel Aaron           Director of Comcast               Comcast         Mr. Aaron has served as a
                                                                         Director of Comcast for
                                                                         more than five years. He
                                                                         served as Vice Chairman of
                                                                         the Board of Directors for
                                                                         more than five years until
                                                                         his retirement in February
                                                                         1991. He continues to
                                                                         serve as a consultant to
                                                                         Comcast.
Gustave G. Amsterdam   Director, Attorney                Law Firm        Mr. Amsterdam has been a
                       1845 Walnut Street                                Director of Comcast for
                       Suite 2390                                        more than five years. Mr.
                       Philadelphia, PA                                  Amsterdam was, for more
                       19103                                             than five years, Chairman
                                                                         of the Board of Bankers
                                                                         Securities Corporation, a
                                                                         mercantile, real estate
                                                                         management and operating
                                                                         company.
Sheldon M. Bonovitz    Director, Partner in law          Law Firm        Mr. Bonovitz has been a
                         firm of Duane, Morris                           Director of Comcast for
                         & Heckscher                                     more than five years. Mr.
                       4200 One Liberty Place                            Bonovitz has been an
                       Philadelphia, PA                                  attorney specializing in
                                                                         tax matters with the law
                                                                         firm of Duane, Morris &
                                                                         Heckscher, in which firm
                                                                         he is a partner, for more
                                                                         than five years. Mr.
                                                                         Bonovitz is also a
                                                                         Director of Castle Energy
                                                                         Corporation and Surgical
                                                                         Laser Technologies, Inc.

                                                    PRINCIPAL BUSINESS
                                                    OR ORGANIZATION IN     MATERIAL OCCUPATIONS,
                                                        WHICH SUCH         POSITIONS, OFFICES OR
                          PRINCIPAL OCCUPATION        EMPLOYMENT IS       EMPLOYMENTS FOR THE PAST
        NAME              AND BUSINESS ADDRESS          CONDUCTED             FIVE YEARS; AGE
- ---------------------  --------------------------  --------------------  --------------------------
Joseph L. Castle, II   Director, President of      Independent oil and   Mr. Castle has been a
                         Castle Energy Corp.       gas refining          Director of Comcast for
                       One Valley Square           exploration and       more than five years. Mr.
                       Suite 101                   production            Castle has been, for more
                       Blue Bell, PA 19422         company, which        than five years, a
                                                   also manages oil      financial consultant and
                                                   and gas limited       is the President, Chief
                                                   partnerships          Executive Officer and a
                                                                         Director of Castle Energy
                                                                         Corporation, an
                                                                         independent oil and gas
                                                                         refining, exploration and
                                                                         production company which
                                                                         also manages oil and gas
                                                                         limited partnerships. Mr.
                                                                         Castle is also a Director
                                                                         of Reading Company,
                                                                         Charming Shoppes, Inc. and
                                                                         Independence Capital
                                                                         Management, Inc., a
                                                                         subsidiary of Penn Mutual
                                                                         Life Insurance Company,
                                                                         Inc.
Bernard C. Watson      Director, President of       Private Foundation   Dr. Watson has been a
                         William Penn                                    Director of Comcast for
                         Foundation                                      more than five years. Dr.
                       One Valley Square                                 Watson has been President
                       Suite 101                                         and Chief Executive
                       12 Township Line Road,                            Officer of the William
                       Blue Bell, PA 19422                               Penn Foundation for more
                                                                         than five years. Dr.
                                                                         Watson also serves as a
                                                                         Director of First Fidelity
                                                                         Bancorporation, First
                                                                         Fidelity Bank and Comcast
                                                                         Cablevision of
                                                                         Philadelphia, Inc.
Irving A. Wechsler     Director, Partner in          Accounting Firm     Mr. Wechsler has been a
                         Wechsler, Myers &                               Director of Comcast for
                         Walsh, Certified Public                         more than five years, a
                       Accountants                                       partner in the firm of
                       One Oliver Plaza                                  Wechsler, Myers & Walsh,
                       Pittsburgh, PA 15222                              Certified Public
                                                                         Accountants, in
                                                                         Pittsburgh, Pennsylvania.
Anne Wexler            Director, Chairman of         Consulting firm     Ms. Wexler has been a
                         The Wexler Group            specializing        Director of Comcast since
                       1317 F. Street N.W.           government          March 1991 and has been
                       Suite 600                     relations           Chairman of the Wexler
                       Washington, DC 20004                              Group, a consulting firm
                                                                         specializing in government
                                                                         relations and public
                                                                         affairs, which is an
                                                                         operating unit of Hill and
                                                                         Knowlton Public Affairs
                                                                         Worldwide, for more than
                                                                         five years. Ms. Wexler is
                                                                         also a Director of
                                                                         American Cyanamid Company,
                                                                         the Continental
                                                                         Corporation and the New
                                                                         England Electric System.

                                                    PRINCIPAL BUSINESS
                                                    OR ORGANIZATION IN       MATERIAL OCCUPATIONS,
                                                        WHICH SUCH           POSITIONS, OFFICES OR
                          PRINCIPAL OCCUPATION        EMPLOYMENT IS         EMPLOYMENTS FOR THE PAST
        NAME              AND BUSINESS ADDRESS          CONDUCTED               FIVE YEARS; AGE
- ------------------     -----------------------     -------------------     -------------------------
Suzanne F. Roberts     Vice President and          Holding Company         Ms. Roberts has been a
                        Director of Sural                                  Vice President and
                       1375 Fairview Road                                  Director of Sural for
                       Coatesville, PA 19107                               more than five years.

                           TELE-COMMUNICATIONS, INC.

     Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of TCI. Except as otherwise noted, the business address of each such person is c/o Tele-Communications, Inc., 5619 DTC Parkway, Englewood, CO 80111, and such person is a United States citizen. In addition, except as otherwise noted, each executive officer of Liberty has been employed by Liberty in the positions listed below during the last five years.

                                                    PRINCIPAL BUSINESS
                                                    OR ORGANIZATION IN     MATERIAL OCCUPATIONS,
                                                        WHICH SUCH         POSITIONS, OFFICES OR
                          PRINCIPAL OCCUPATION        EMPLOYMENT IS       EMPLOYMENTS FOR THE PAST
        NAME              AND BUSINESS ADDRESS          CONDUCTED             FIVE YEARS; AGE
- ---------------------  --------------------------  --------------------  --------------------------
Bob Magness            Chairman of the Board       TCI                   Mr. Magness has been
                        and Director of TCI                              Chairman of the Board and
                                                                         a Director of TCI and its
                                                                         predecessors since 1973.
                                                                         Mr. Magness has been a
                                                                         Director of Liberty since
                                                                         1990. Mr. Magness is also
                                                                         a Director of Turner
                                                                         Broadcasting System, Inc.
                                                                         and Republic Pictures
                                                                         Corporation.
John C. Malone         President, Chief            TCI                   Dr. Malone has served as
                        Executive Officer and                            President and Director of
                        Director of TCI                                  TCI and its predecessors
                                                                         since 1973. Dr. Malone has
                                                                         also been Chairman of the
                                                                         Board and a Director of
                                                                         Liberty since 1990. Dr.
                                                                         Malone is also a Director
                                                                         of Turner Broadcasting
                                                                         System, Inc., The Bank of
                                                                         New York Company, Inc.,
                                                                         QVC and BET. Age 53.
Donne F. Fisher        Executive Vice President,   TCI                   Executive Vice President
                        Treasurer and Director                           of TCI and its
                        of TCI                                           predecessors since
                                                                         December of 1991; was
                                                                         previously Senior Vice
                                                                         President of TCI and its
                                                                         predecessors since 1982
                                                                         and Treasurer since 1970;
                                                                         Vice President, Treasurer
                                                                         and a director of most of
                                                                         TCI's subsidiaries. Age
                                                                         56.
John W. Gallivan       Director of TCI             Newspaper publishing  Chairman of the Board of
                        Chairman of the Board                            Kearns-Tribune
                        Kearns-Tribune                                   Corporation, a newspaper
                        Corporation                                      publishing company.
                       400 Tribune Building
                       Salt Lake City, UT
                       84111

                                                    PRINCIPAL BUSINESS
                                                    OR ORGANIZATION IN     MATERIAL OCCUPATIONS,
                                                        WHICH SUCH         POSITIONS, OFFICES OR
                          PRINCIPAL OCCUPATION        EMPLOYMENT IS       EMPLOYMENTS FOR THE PAST
        NAME              AND BUSINESS ADDRESS          CONDUCTED             FIVE YEARS; AGE
- ---------------------  --------------------------  --------------------  --------------------------
Anthony Lee Coelho     Director of TCI             Investment Services   President and Chief
                        President and CEO of                             Executive Officer of
                        Wertheim Schroder                                Wertheim Schroder
                        Investment Services,                             Investment Services;
                        Inc.                                             Managing Director of
                       787 7th Avenue,                                   Wertheim Schroder & Co.,
                       5th Floor                                         Incorporated; was formerly
                       New York, NY 10019                                U.S. Representative from
                                                                         California from January
                                                                         1979 through June 1989 and
                                                                         the Majority Whip of the
                                                                         U.S. House of
                                                                         Representatives from
                                                                         December 1986 through June
                                                                         1989.
Kim Magness            Director of TCI             Ranching and horse    Manages family business
                        Magness family               breeding            interests, mostly in
                        business interests,                              ranching and breeding
                        principally in ranching                          Arabian horses, and is
                        and breeding Arabian                             Chairman and President of
                        horses;                                          a company developing
                       1470 South Quebec                                 liners for irrigation
                       Way, #148                                         canals.
                       Denver, CO 80231
Robert A. Naify        Director of TCI             Motion Picture        President of The Todd-AO
                        President and CEO of         Industry            Corporation.
                        Todd-AO Corporation
                       172 Golden Gate Avenue
                       San Francisco, CA
                        94102
Jerome H. Kern         Director of TCI; Senior     Law                   Senior partner of Baker &
                        Partner in Baker &                               Botts, L.L.P., a law firm
                        Botts, L.L.P.                                    located in New York, New
                       885 Third Avenue,                                 York, since September
                       Suite 1900                                        1992. Mr. Kern was a
                       New York, NY 10022                                senior partner of the Law
                                                                         Offices of Jerome H. Kern
                                                                         from January 1, 1992 to
                                                                         September 1, 1992 and
                                                                         prior to that, was a
                                                                         senior partner of the law
                                                                         firm of Shea & Gould from
                                                                         1986 through December 31,
                                                                         1991.

                                                    PRINCIPAL BUSINESS
                                                    OR ORGANIZATION IN     MATERIAL OCCUPATIONS,
                                                        WHICH SUCH         POSITIONS, OFFICES OR
                          PRINCIPAL OCCUPATION        EMPLOYMENT IS       EMPLOYMENTS FOR THE PAST
        NAME              AND BUSINESS ADDRESS          CONDUCTED             FIVE YEARS; AGE
- ---------------------  --------------------------  --------------------  --------------------------
Stephen M. Brett       Executive Vice President,   TCI                   Executive Vice President,
                        Secretary and General                            Secretary and General
                        Counsel of TCI                                   Counsel of TCI since
                                                                         August 1994. Senior Vice
                                                                         President and General
                                                                         Counsel of TCI from
                                                                         December of 1991 to August
                                                                         1994. From August of 1988
                                                                         through December of 1991,
                                                                         was Executive Vice
                                                                         President -- Legal and
                                                                         Secretary of United Artist
                                                                         Entertainment Company
                                                                         ("UAE") and its
                                                                         predecessor, United
                                                                         Artists Communications,
                                                                         Inc. ("UACI"). Age 53.
Brendan R. Clouston    Executive Vice President    TCI                   Executive Vice President
                        of TCI                                           of TCI since August 1994.
                                                                         Executive Vice President
                                                                         and Chief Operating
                                                                         Officer of TCI and its
                                                                         predecessors from March
                                                                         1992 until August 1994.
                                                                         Previously Senior Vice
                                                                         President of TCI since
                                                                         December of 1991. From
                                                                         January of 1987 through
                                                                         December of 1991, held
                                                                         various executive
                                                                         positions with UAE and
                                                                         UACI, most recently
                                                                         Executive Vice President
                                                                         and Chief Financial
                                                                         Officer.
                                                                         Age 41.
Larry E. Romrell       Executive Vice President    TCI                   Executive Vice President
                        of TCI                                           of TCI since August 1994.
                                                                         Senior Vice President of
                                                                         TCI from 1991 until August
                                                                         1994. From 1972 to the
                                                                         present held various
                                                                         executive positions with
                                                                         WestMarc Communications,
                                                                         Inc. ("WestMarc"), and is
                                                                         currently president and
                                                                         Chief Executive Officer of
                                                                         WestMarc, a wholly-owned
                                                                         subsidiary of TCI. Age 54.
J.C. Sparkman          Executive Vice President    TCI                   Executive Vice President
                        of TCI                                           of TCI and its
                                                                         predecessors since 1987.
                                                                         Age 62.

                                                    PRINCIPAL BUSINESS
                                                    OR ORGANIZATION IN     MATERIAL OCCUPATIONS,
                                                        WHICH SUCH         POSITIONS, OFFICES OR
                          PRINCIPAL OCCUPATION        EMPLOYMENT IS       EMPLOYMENTS FOR THE PAST
        NAME              AND BUSINESS ADDRESS          CONDUCTED             FIVE YEARS; AGE
- ---------------------  --------------------------  --------------------  --------------------------
Peter R. Barton        Executive Vice President    TCI                   Executive Vice President
                        of TCI                                           of TCI since August 1994
                                                                         and a Director and
                                                                         President of Liberty since
                                                                         1990; Senior Vice
                                                                         President of TCI from 1988
                                                                         until March 1991, and
                                                                         President of Cable Value
                                                                         Network from 1986 to 1988,
                                                                         during which time he was
                                                                         also a consultant to TCI.
                                                                         Mr. Barton is also a
                                                                         Director of BET Holdings,
                                                                         Inc. Age 43.
R.E. Turner            Director of TCI             Cable television and  Chairman of the Board and
                        Chairman of the Board        entertainment       President of Turner
                        and President of             programming         Broadcasting System, Inc.
                        Turner Broadcasting                              since 1970.
                        System, Inc. since
                        1970
                       One CNN Center,
                       14th Fl. North
                       Atlanta, GA 30303
Fred A. Vierra         Executive Vice President    TCI                   Executive Vice President
                        of TCI                                           of TCI and its
                                                                         predecessors since
                                                                         December of 1991. Was
                                                                         President and Chief
                                                                         Operating Officer of UAE
                                                                         from May of 1989 through
                                                                         December of 1991;
                                                                         President and Chief
                                                                         Operating Officer of
                                                                         United Cable Television
                                                                         Corporation from 1982 to
                                                                         May of 1989. Age 63.

                                  SCHEDULE III

     Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years and age of Arthur R. Block. Mr. Block's business address is c/o Comcast Corporation, 1500 Market Street, Philadelphia, PA 19107, and Mr. Block is a United States citizen.

                                                    PRINCIPAL BUSINESS
                                                    OR ORGANIZATION IN     MATERIAL OCCUPATIONS,
                                                        WHICH SUCH         POSITIONS, OFFICES OR
                          PRINCIPAL OCCUPATION        EMPLOYMENT IS       EMPLOYMENTS FOR THE PAST
        NAME              AND BUSINESS ADDRESS          CONDUCTED             FIVE YEARS; AGE
- ---------------------  --------------------------  --------------------  --------------------------
Arthur R. Block        Vice President, Deputy            Comcast         Mr. Block has been Deputy
                         General Counsel and                             General Counsel and
                         Assistant Secretary of                          Assistant Secretary of
                         Comcast; Vice President,                        Comcast for more than five
                         Assistant Secretary and                         years, and Vice President
                         Assistant Treasurer of                          of Comcast since December
                         the Purchaser                                   1993. Age 39.

                                      III-1

                                                                         ANNEX A

                                                                  August 4, 1994

The Board of Directors
QVC, Inc.
Goshen Corporate Park
West Chester, PA 19380

Dear Members of the Board:

     You have requested our opinion, as of this date, as to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, par value $.01 per share (the "QVC Common Stock"), of QVC, Inc. (the "Company"), QVC Preferred Stock and QVC Options (as such terms are hereinafter defined), of the consideration to be received by such holders in connection with the proposed Offer and Merger hereinafter referred to.

     Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 4, 1994, among the Company, Comcast Corporation, a Pennsylvania corporation ("Comcast"), Liberty Media Corporation, a Delaware corporation ("Liberty"), and Comcast Qmerger, Inc., a Delaware corporation ("MergerCo"), the Company, and a wholly owned subsidiary of MergerCo will enter into a business combination transaction pursuant to which, on the terms and subject to the conditions contained in the Merger Agreement, MergerCo will commence a tender offer (the "Offer") to purchase for cash any and all shares of QVC Common Stock as well as the Company's Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, par value $.10 per share (collectively the "QVC Preferred Stock" and together with the QVC Common Stock, the "QVC Stock"). Pursuant to the Offer, among other things, MergerCo will offer to pay net to the seller in cash and without interest, (i) $46.00 per share of QVC Common Stock issued and outstanding and (ii) $460.00 per share of QVC Preferred Stock. The Merger Agreement provides that following the completion of the Offer, a wholly owned subsidiary of MergerCo will be merged with and into the Company (the "Merger") in accordance with the applicable provisions of Delaware law and the terms of the Merger Agreement. Pursuant to the Merger Agreement, QVC Stock not tendered to MergerCo pursuant to the Offer that remains issued and outstanding immediately prior to the effective time of the Merger would be converted into the right to receive the consideration payable pursuant to the Offer for such QVC Stock.

     In addition, in connection with the Merger, the Company's obligations with respect to each outstanding stock option granted pursuant to the Company's employee stock option plans and certain other stock options (collectively, the "QVC Options") will, except in certain circumstances, be satisfied by paying to holders of such options an amount in cash equal to $46.00 for each share of QVC Common Stock underlying each such option, less the exercise price of each such option.

     In arriving at our opinion, we have among other things:

     (i) reviewed the terms and conditions of the Merger Agreement and the agreements and instruments referred to therein;

     (ii) analyzed certain historical business and financial information relating to the Company, including the Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for each of the fiscal years ended January 31, 1990 through 1994, and the Quarterly Reports on Form 10-Q of the Company for the same fiscal years and for the quarter ended April 30, 1994;

     (iii) reviewed certain financial forecasts and other data provided to us by the Company relating to its business, earnings, assets and prospects;

     (iv) conducted discussions with members of the senior management of the Company with respect to the financial condition, business, operations, strategic objectives and prospects of the Company;

     (v) reviewed public information with respect to certain other companies in lines of businesses we believe to be comparable in whole or in part to the businesses of the Company;

     (vi) compared the financial terms of certain business combinations involving companies in lines of businesses comparable to the Company with the financial terms of the Merger Agreement;

     (vii) reviewed the trading history of QVC Common Stock, including its performance in comparison to market indices and to selected companies in comparable businesses;

     (viii) reviewed certain stock market data and financial information relating to selected public companies which we deemed generally comparable to the Company; and

     (ix) conducted such other financial analyses and investigations as we deemed necessary or appropriate for the purposes of the opinion expressed herein.

     We have been advised that drafts of the Offer to Purchase and certain other documents that may be prepared for use in connection with the proposed Offer and the Merger Agreement are not yet available, and thus we have not been able to review such documents in connection with our opinion.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided by the Company to us and the representations contained in the Merger Agreement, and we have not undertaken any independent verification of such information or any independent valuation or appraisal of any of the assets of the Company. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available judgments of the management of the Company as to the future financial performance of the Company. Furthermore, our opinions are based on economic, monetary and market conditions existing on this date.

     We acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services. We have also performed investment banking services for the Company in the past. Our opinion does not, however, constitute a recommendation of the Merger over any other alternative transactions which may be available to the Company. Paul A. Gould, a managing director of our firm, serves as a director of Liberty. As a part of our investment banking business, we hold positions in and trade in the securities of the Company, Comcast and Liberty from time to time.

     Our engagement and the opinions expressed herein are solely for the benefit of the Company's Board of Directors and are not on behalf of, and are not intended to confer rights or remedies upon, either Comcast or Liberty, any stockholders of the Company or any other person other than the Company's Board of Directors. Furthermore, the opinion rendered herein does not constitute a recommendation by our firm that any stockholder of the Company vote to approve the Merger or accept the Offer.

     Based on and subject to the foregoing and such other factors as we deemed relevant, we are of the opinion that, as of this date, the consideration to be received by the holders of QVC Stock and QVC Options pursuant to the Merger Agreement is fair to such holders, other than Comcast and Liberty, from a financial point of view.

                                          Very truly yours,

                                          ALLEN & COMPANY INCORPORATED

                                          By: /s/  Enrique F. Senior
                                          --------------------------------------
                                              Enrique F. Senior
                                              Managing Director

                                                                         ANNEX B

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

262.  APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effective pursuant to sec. 251, 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 stockholders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation;

             b. Shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

             c. Cash in lieu of fractional shares of the corporations described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock and cash in lieu of fractional shares described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger of consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if its reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice or a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded a appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow the money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata gainst the value of all of the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX C

                           QVC, INC. AND SUBSIDIARIES

                         SELECTED FINANCIAL INFORMATION

                                     INDEX

                                                                                       PAGE
                                                                                       ----
Financial Information Extracted from 1994 Form 10-K Annual Report
     Independent Auditors' Report....................................................   C-2
     Consolidated Balance Sheets at January 31, 1994 and 1993........................   C-3
     Consolidated Statements of Operations of the fiscal years 1993, 1992 and 1991...   C-4
     Consolidated Statements of Cash Flows for the fiscal years 1993, 1992 and
      1991...........................................................................   C-5
     Consolidated Statements of Shareholders' Equity for the fiscal years ended
      January 31, 1994, January 31, 1993 and January 31, 1992........................   C-6
     Notes to Consolidated Financial Statements......................................   C-7
     Schedules II, VIII and X to the Consolidated Financial Statements...............  C-25
     Management Discussion and Analysis of Financial Condition and Results of
      Operations.....................................................................  C-28
Interim Financial Information Extracted from Form 10-Q for the fiscal quarter Ended
  April 30, 1994
     Consolidated Unaudited Balance Sheets at April 30, 1994 and January 31, 1994....  C-35
     Consolidated Statements of Operations (unaudited) for the three months ended
      April 30, 1994 and 1993........................................................  C-36
     Consolidated Statements of Cash Flows (unaudited) for the three months ended
      April 30, 1994 and 1993........................................................  C-37
     Consolidated Statement of Shareholders' Equity (unaudited) for the three months ended April 30, 1994...........................................................  C-38
     Notes to Consolidated Financial Statements (unaudited)..........................  C-39
     Management's Discussion and Analysis of Financial Condition and Results of
      Operations.....................................................................  C-43

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
QVC, INC.:

     We have audited the consolidated financial statements of QVC, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of QVC, Inc. and subsidiaries as of January 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 1994, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As discussed in notes 1 and 13 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

                                          KPMG PEAT MARWICK

Philadelphia, Pennsylvania
March 4, 1994

                           QVC, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                      JANUARY 31,
                                                                  --------------------
                                                                    1994        1993
                                                                  --------    --------
                                   A S S E T S
Current assets:
     Cash and cash equivalents.................................   $ 15,873    $  4,279
     Accounts receivable, less allowance for doubtful accounts
       of $52,759 in 1994 and $21,316 in 1993 (Note 2).........    183,162      97,008
     Inventories...............................................    148,208     118,712
     Deferred taxes (Note 13)..................................     59,749      10,680
     Prepaid expenses..........................................      5,536       3,716
                                                                  --------    --------
     Total current assets......................................    412,528     234,395
Property, plant and equipment (Note 3).........................     80,579      72,863
Cable television distribution rights (Note 4)..................     99,579     115,248
Other assets (Note 5)..........................................     33,664       9,028
Excess of cost over acquired net assets, less accumulated
  amortization of $43,551 in 1994 and $33,710 in 1993..........    251,810     268,161
                                                                  --------    --------
     Total assets..............................................   $878,160    $699,695
                                                                  ========    ========
         L I A B I L I T I E S  A N D  S H A R E H O L D E R S'  E Q U I T Y
Current liabilities:
     Current maturities of long-term debt (Note 7).............   $  3,114    $ 24,073
     Accounts payable-trade....................................     81,594      51,622
     Accrued liabilities (Note 6)..............................    225,989     151,358
                                                                  --------    --------
     Total current liabilities.................................    310,697     227,053
Long-term debt, less current maturities (Note 7)...............      7,044       7,586
                                                                  --------    --------
     Total liabilities.........................................    317,741     234,639
                                                                  --------    --------
Commitments and contingencies (Notes 8 and 14)
Shareholders' equity (Notes 9 and 10):
     Convertible Preferred Stock, par value $.10...............         56          93
     Common Stock, par value $.01..............................        399         357
     Additional paid-in capital................................    446,027     409,970
     Retained earnings.........................................    113,937      54,636
                                                                  --------    --------
     Total shareholders' equity................................    560,419     465,056
                                                                  --------    --------
     Total liabilities and shareholders' equity................   $878,160    $699,695
                                                                  ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           QVC, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   FISCAL YEAR
                                                                       ------------------------------------
                                                                          1993          1992         1991
                                                                       ----------    ----------    --------
Net revenue.........................................................   $1,222,104    $1,070,587    $921,804
Cost of goods sold..................................................      723,175       621,840     534,650
                                                                       ----------    ----------    --------
Gross profit........................................................      498,929       448,747     387,154
                                                                       ----------    ----------    --------
Operating expenses:
    Variable costs..................................................      171,242       160,420     145,348
    General and administrative......................................      132,743       123,604     110,747
    Depreciation....................................................       16,682        17,105      16,679
    Amortization of intangible assets...............................       26,019        29,420      29,983
                                                                       ----------    ----------    --------
                                                                          346,686       330,549     302,757
                                                                       ----------    ----------    --------
Operating income....................................................      152,243       118,198      84,397
                                                                       ----------    ----------    --------
Other income (expense):
    Costs of Paramount tender offer (Note 16).......................      (34,800)           --          --
    Losses from joint ventures (Note 5).............................      (11,432)           --          --
    Interest expense................................................       (1,590)      (18,364)    (38,979)
    Interest income.................................................       10,865         8,834       7,480
                                                                       ----------    ----------    --------
                                                                          (36,957)       (9,530)    (31,499)
                                                                       ----------    ----------    --------
Income before income taxes, extraordinary item and cumulative effect
  of a change in accounting principle...............................      115,286       108,668      52,898
Income tax provision (Note 13)......................................      (59,975)      (52,080)    (31,165)
                                                                       ----------    ----------    --------
Income before extraordinary item and cumulative effect of a change
  in accounting principle...........................................       55,311        56,588      21,733
Extraordinary item--loss on extinguishment of debt, net of
  tax benefit (Note 5)..............................................           --        (1,496)     (2,108)
Cumulative effect of a change in accounting for income taxes (Note
  13)...............................................................        3,990            --          --
                                                                       ----------    ----------    --------
Net income..........................................................   $   59,301    $   55,092    $ 19,625
                                                                       ==========    ==========    =========
Income per share (Note 11):
    Primary:
      Income before extraordinary item and cumulative effect of a
         change in accounting principle.............................   $     1.10    $     1.32    $    .68
      Extraordinary item, net of tax benefit........................           --          (.03)       (.07)
      Cumulative effect of a change in accounting for income
         taxes......................................................          .08            --          --
                                                                       ==========    ==========    =========
      Net income....................................................   $     1.18    $     1.29    $    .61
                                                                       ==========    ==========    =========
    Fully diluted:
      Income before extraordinary item and cumulative effect of a
         change in accounting principle.............................   $     1.10    $     1.27    $    .67
      Extraordinary item, net of tax benefit........................           --          (.03)       (.06)
      Cumulative effect of a change in accounting for income
         taxes......................................................          .08            --          --
                                                                       ----------    ----------    --------
      Net income....................................................   $     1.18    $     1.24    $    .61
                                                                       ==========    ==========    =========
Weighted average number of common and common equivalent shares used in computing income per share:
    Primary.........................................................       50,062        43,890      31,959
                                                                       ==========    ==========    =========
    Fully diluted...................................................       50,205        45,386      38,313
                                                                       ==========    ==========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                           QVC, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   FISCAL YEAR
                                                                        ----------------------------------
                                                                          1993        1992         1991
                                                                        --------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income.......................................................   $ 59,301    $  55,092    $  19,625
    Adjustments for non-cash items included in net income:
         Cumulative effect of a change in accounting for income
           taxes.....................................................     (3,990)          --           --
         Loss on extinguishment of debt..............................         --        2,720        3,838
         Losses from joint ventures..................................     11,432           --           --
         Depreciation................................................     16,682       17,105       16,679
         Amortization of intangible assets...........................     26,019       29,420       29,983
         Grant of executive stock award..............................         --        4,869           --
         Provision for income taxes not requiring a cash outlay......      3,366       20,275       15,800
         Interest incurred but not paid..............................         --           96        9,199
         Issuance of Common Stock under Standby Equity Agreement.....         --           --          614
         Losses on termination of capitalized lease and sales of
           fixed assets..............................................        190           90          464
    Changes in other non-current assets..............................     (3,458)       5,303          642
    Effects of changes in working capital items (Note 15)............    (36,239)     (33,557)      40,107
                                                                        --------    ---------    ---------
    Net cash provided by operating activities........................     73,303      101,413      136,951
                                                                        --------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures.............................................    (24,588)     (21,137)     (11,870)
    Investments in and advances to joint ventures....................    (22,626)          --           --
    Proceeds from sales of property, plant and equipment.............         --           28        9,010
    Adjustments to purchase price of CVN Companies, Inc..............         --            5         (230)
    Changes in other non-current assets..............................       (347)        (494)         330
                                                                        --------    ---------    ---------
    Net cash used in investing activities............................    (47,561)     (21,598)      (2,760)
                                                                        --------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Payments under Senior term loan..................................    (21,000)    (135,297)    (128,101)
    Principal payments under capitalized leases, mortgages and other
      debt...........................................................       (502)      (5,300)     (12,905)
    Borrowings under revolving credit facilities.....................     20,000           --       40,414
    Payments against revolving credit facilities.....................    (20,000)          --      (40,414)
    Proceeds from exercise of stock options and other................      1,169       16,687          891
    Net proceeds from sale of Common Stock...........................         --           --       51,082
    Proceeds from exercise of warrants...............................      6,185       11,570           --
    Payment of unsecured note payable................................         --           --      (31,444)
                                                                        --------    ---------    ---------
    Net cash used in financing activities............................    (14,148)    (112,340)    (120,477)
                                                                        --------    ---------    ---------
Net increase (decrease) in cash and cash equivalents.................     11,594      (32,525)      13,714
Cash and cash equivalents at beginning of year.......................      4,279       36,804       23,090
                                                                        --------    ---------    ---------
Cash and cash equivalents at end of year.............................   $ 15,873    $   4,279    $  36,804
                                                                        ========    =========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                           QVC, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                 CONVERTIBLE                ADDITIONAL    RETAINED
                                                  PREFERRED     COMMON       PAID-IN      EARNINGS    TREASURY
                                                    STOCK        STOCK       CAPITAL      (DEFICIT)    STOCK       TOTAL
                                                 -----------    ------      ----------    ---------   --------    --------
Balance January 31, 1991......................      $ 125         $176       $228,628     $(20,081)   $    (68)   $208,780
  Net income for year.........................         --           --             --       19,625          --      19,625
  Income tax benefit resulting from certain
    capital stock transactions................         --           --         11,500          --           --      11,500
  Proceeds from the exercise of employee stock
    options...................................         --           --            893          --           --         893
  Issuance of Common Stock under Standby
    Equity Agreement..........................         --            1            613          --           --         614
  Excess of value assigned over amount
    received for Series B Convertible
  Preferred Stock.............................         --           --           (239)         --           --        (239)
  Issuance of shares of Common Stock and
    warrants in lieu of cash interest
    payments..................................         --            2          2,998          --           --       3,000
  Purchases of Treasury Stock.................         --           --             --          --           (2)         (2)
  Net proceeds from public offering of Common
    Stock.....................................         --           37         51,045          --           --      51,082
  Common Stock exchanged to retire unsecured
    note payable..............................         --           23         31,422          --           --      31,445
  Conversion of shares........................        (11)          11             --          --           --          --
  Adjustments to warrants exchanged and Common
    Stock issued in connection with the CVN
    acquisition...............................         --           --           (912)         --           --        (912)
                                                    -----         ----       --------     --------    --------    --------
Balance January 31, 1992......................        114          250        325,948         (456)        (70)    325,786
                                                    -----         ----       --------     --------    --------    --------
  Net income for year.........................         --           --             --       55,092          --      55,092
  Income tax benefit resulting from capital
    stock transactions, exercise of stock
    options and net operating loss
    carryforward..............................         --           --         22,312           --          --      22,312
  Proceeds from the exercise of employee stock
    options...................................         --           13         16,708           --         (31)     16,690
  Proceeds from exercise of warrants..........         --           11         11,559           --          --      11,570
  Grant of executive stock award..............         --            2          4,867           --          --       4,869
  Convertible subordinated note exchanged for
    Common Stock, net of unamortized debt
    placement fees of $1,260..................         --           17         28,723           --          --      28,740
  Common Stock issued in warrant exchange
    offer (Note 10)...........................         --           68         91,394           --     (91,462)         --
  Conversion of shares........................        (20)          20             --           --          --          --
  Purchases of Treasury Stock.................         --           --             --           --          (3)         (3)
  Retirement of Treasury Stock................         (1)         (24)       (91,541)          --      91,566          --
                                                    -----         ----       ---------    --------    --------    --------
Balance January 31, 1993......................         93          357        409,970       54,636          --     465,056
                                                    -----         ----       --------     --------    --------    --------
  Net income for year.........................         --           --             --       59,301          --      59,301
  Income tax benefit resulting from cumulative
    effect of a change in accounting for
    income taxes..............................         --           --         27,053           --          --      27,053
  Income tax benefit resulting from exercise
    of stock options..........................         --           --          1,655           --          --       1,655
  Proceeds from the exercise of employee stock
    options...................................         --            1          1,168           --          --       1,169
  Proceeds from exercise of warrants..........         --            4          6,181           --          --       6,185
  Conversion of shares........................        (37)          37             --           --          --          --
                                                    -----         ----       --------     --------    --------    --------
Balance January 31, 1994......................      $  56         $399       $446,027     $113,937    $     --    $560,419
                                                    =====         ====       ========     ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           QVC, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation.

     The consolidated financial statements include the accounts of the Company and all subsidiaries. Investments in the Company's joint ventures (50% or less owned) are accounted for under the equity method. All significant intercompany accounts and transactions are eliminated in consolidation.

  Fiscal Year.

     The Company's fiscal year ends on January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences.

  Cash and Cash Equivalents.

     All highly-liquid debt instruments purchased with a maturity of three months or less are classified as cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate the fair value of those assets.

  Inventories.

     Inventories, consisting primarily of products held for sale, are stated at the lower of cost or market. Cost is determined by the average cost method which approximates the first-in, first-out method.

  Property, Plant and Equipment.

     The cost of property, plant and equipment is capitalized and depreciated over their estimated useful lives using the straight-line method. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. The cost of maintenance and repairs is charged to expense as incurred.

  Excess of Cost Over Acquired Net Assets.

     The excess of cost over acquired net assets is amortized over thirty years using the straight-line method.

  Translation of Foreign Currencies.

     All balance sheet items for foreign operations are translated at the current exchange rate as of the balance sheet date, and income and expense items are translated at average currency exchange rates for the year. Exchange gains and losses resulting from foreign currency transactions are included in losses from joint ventures.

  Net Sales and Returns.

     Revenue is recognized at time of shipment to customers. The Company's policy is to allow customers to return merchandise for full credit up to thirty days after date of shipment. An allowance for returned merchandise is provided as a percentage of sales based on historical experience. The return provision was approximately 21, 19, and 18 percent of sales in fiscal 1993, 1992 and 1991, respectively.

  Capitalization of Start-Up Costs.

     The Company capitalizes all direct incremental costs incurred prior to operations for new broadcast ventures. These costs are amortized over a period of eighteen months starting at the commencement of broadcast operations.

                           QVC, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  Income Taxes.

     Effective February 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). The cumulative effect of the change in the method of accounting for income taxes was included in the first quarter of 1993 Consolidated Statements of Operations and Shareholders' Equity. Prior years' financial statements were not restated. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

     The Company previously used the asset and liability method under SFAS 96. Under the asset and liability method of SFAS 96, deferred tax assets and liabilities were recognized for all events that had been recognized in the financial statements. Under SFAS 96, the future tax consequences of recovering assets or settling liabilities at their financial statement carrying amounts were considered in calculating deferred taxes. Generally, SFAS 96 prohibited consideration of any other future events in calculating deferred taxes.

NOTE 2 -- ACCOUNTS RECEIVABLE

     The Company has an agreement with an unrelated third party which provides for the sale and servicing of accounts receivable originating from the Company's revolving credit card. The Company sold accounts receivable at face value of $418.2 million, $392.7 million and $290.4 million under this agreement in fiscal 1993, 1992 and 1991, respectively. The Company remains obligated to repurchase uncollectible accounts pursuant to the recourse provisions of the agreement and is required to maintain a specified percentage of all outstanding receivables transferred under the program as a deposit with the third party to secure its obligations under the agreement. The Company is required to pay certain finance and servicing fees which are offset by finance charges on customer account balances. The net amount of this finance charge income is included as interest income and is comprised of the following (in millions):

                                                                            FISCAL YEAR
                                                                      -----------------------
                                                                      1993     1992     1991
                                                                      -----    -----    -----
    Finance charges on customer account balances...................   $26.2    $23.2    $20.0
                                                                      -----    -----    -----
    Funding fees...................................................     8.7      8.1      7.7
    Service fees...................................................    10.5      9.5      9.4
                                                                      -----    -----    -----
                                                                       19.2     17.6     17.1
                                                                      -----    -----    -----
    Net finance income.............................................   $ 7.0    $ 5.6    $ 2.9
                                                                      =====    =====    =====

     The uncollected balances of accounts receivable sold under this program are $201.2 million and $180.3 million at January 31, 1994 and 1993, respectively, of which $170.1 million and $71.5 million represent deposits under the agreement and are included in accounts receivable. The total reserve balances maintained for the repurchase of uncollectible accounts are $55.7 million and $42.6 million at January 31, 1994 and 1993, respectively. Approximately $8.6 million and $25.7 million of the reserve balances are included in accrued liabilities at January 31, 1994 and 1993, respectively; the remaining balances are included with allowance for doubtful accounts.

                           QVC, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2 -- ACCOUNTS RECEIVABLE -- (CONTINUED)
     Receivables sold under this agreement are considered financial instruments with off-balance sheet risk as defined in Statement of Financial Accounting Standards No. 105.

NOTE 3 -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                      JANUARY 31,                 ESTIMATED
                                            --------------------------------       USEFUL
                                                 1994              1993             LIFE
                                            --------------    --------------    -------------
                                            (IN THOUSANDS)
    Land.................................      $  3,977          $  3,228            --
                                                                                  20 -- 30
    Buildings and improvements...........        50,627            45,385           years
    Furniture and other equipment........        33,866            30,246       3 -- 8 years
    Broadcast equipment..................         8,942            12,478       5 -- 7 years
    Computer equipment and software......        20,005            18,047       3 -- 5 years
    Construction in progress.............         1,684               482            --
                                            --------------    --------------
                                                119,101           109,866
    Less -- accumulated depreciation.....       (38,522)          (37,003)
                                            --------------    --------------
    Net property, plant and equipment....      $ 80,579          $ 72,863
                                            ==============    ==============

     In July 1993, the Company completed construction of a 50,000 square foot telecommunications center in Chesapeake, Virginia for a total cost of approximately $6.9 million. This new telecommunications center replaced a facility that was leased.

NOTE 4 -- CABLE TELEVISION DISTRIBUTION RIGHTS

     Cable television distribution rights consist of the following:

                                                                           JANUARY 31,
                                                                       --------------------
                                                                         1994        1993
                                                                       --------    --------
                                                                          (IN THOUSANDS)
    Cable television distribution rights............................   $162,142    $166,082
    Less -- accumulated amortization................................    (62,563)    (50,834)
                                                                       --------    --------
    Net cable television distribution rights........................   $ 99,579    $115,248
                                                                       ========    ========

     The amounts assigned to cable television distribution rights arose principally from excess fair values assigned, as determined by independent appraisals, to Convertible Preferred Stock issued to cable system operators in exchange for distribution agreements.

     Cable television distribution rights are amortized by the straight-line method over the lives of the individual agreements. The remaining weighted average life for all cable television distribution rights is approximately 10 years at January 31, 1994.

                           QVC, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5 -- OTHER ASSETS

     Other assets consist of the following:

                                                                            JANUARY 31,
                                                                        -------------------
                                                                         1994        1993
                                                                        -------    --------
                                                                          (IN THOUSANDS)
    Deferred taxes (Note 13).........................................   $17,265    $  7,120
    Investments in and advances to joint ventures, net of accumulated
      losses.........................................................    11,194          --
    Start-up costs...................................................     3,459          --
    Satellite transponder rights.....................................     1,000       1,000
    Debt placement fees..............................................       162      15,292
    Other............................................................     1,072       1,475
                                                                        -------    --------
                                                                         34,152      24,887
    Less -- accumulated amortization.................................      (488)    (15,859)
                                                                        -------    --------
    Net other assets.................................................   $33,664    $  9,028
                                                                        =======    ========

     During fiscal 1993, the Company established electronic retailing program service in England ("QVC -- The Shopping Channel") and Mexico ("CVC"), through joint venture agreements with British Sky Broadcasting Limited and Grupo Televisa, S.A. de C.V., respectively. The joint venture in England began broadcasting on October 1, 1993 and the joint venture in Mexico began broadcasting on November 15, 1993. The joint venture agreement in England requires, among other things, that the Company provide all funding to the joint venture until it is profitable. The Company will then recover all prior funding, before any profits are shared. Accordingly, for 1993, the Company has included 100% of the loss on operations of this venture in the Consolidated Statements of Operations. The operating results of the joint venture in Mexico are shared equally by the partners.

     Summarized financial information for "QVC -- The Shopping Channel" and "CVC" on a 100% basis as of and for the period ended January 31, 1994 follows (unaudited -- in thousands):

                                                                      QVC -- THE
                                                                   SHOPPING CHANNEL      CVC
                                                                   ----------------    -------
    Current assets..............................................       $  5,608        $ 9,687
    Property, plant and equipment, net..........................          1,645          1,665
    Unamortized start-up costs..................................          2,205          1,650
    Current liabilities.........................................          4,181          9,507
    Net revenue.................................................          2,994          2,316
    Gross profit................................................            514            248
    Loss........................................................         (8,943)        (3,606)

     In fiscal 1993, the Company also entered a joint venture with Tribune Entertainment Company and Regal Communications to form QRT Enterprises ("QRT"). QRT produces and syndicates "Can We Shop" with Joan Rivers, which commenced broadcasting January 17, 1994. "Can We Shop" is a one-hour, Monday through Friday television show through which merchandise is sold. The Company's one-third share of QRT's operating loss amounted to $386,000 in 1993.

     In fiscal 1993, the Company made a $3.8 million investment in Friday Holdings, L.P., a limited partnership. The limited partnership's purpose is to establish or acquire businesses in the communications field and to develop information products. The Company's one-third share of Friday Holdings' operating loss amounted to $300,000 in 1993.

                           QVC, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5 -- OTHER ASSETS -- (CONTINUED)
     During the year, the Company also capitalized $3.5 million in costs relating to Q2, a new televised shopping/programming service, scheduled to be launched in the spring of 1994 in the United States. The capitalized start-up costs will be amortized over eighteen months starting at the commencement of broadcast operations.

     Debt placement fees on the Senior term loan arising out of the CVN acquisition have been amortized over the expected life of the debt using the effective interest rate method. On March 5, 1993, the Company retired the Senior term loan. Debt placement fees of $15.1 million associated with the Senior term loan were fully amortized and the cost and accumulated amortization were removed from the accounts. During fiscal 1992, the Company prepaid $86.3 million of the Senior term loan. As a result, the amortization of debt placement fees of $2.7 million was accelerated and reported as an extraordinary loss of $1.5 million, net of $1.2 million income tax benefit. During fiscal 1991, the Company prepaid $98.1 million of the Senior term loan, and the amortization of debt placement fees of $3.8 million was accelerated and reported as an extraordinary loss of $2.1 million, net of $1.7 million income tax benefit.

NOTE 6 -- ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                                                           JANUARY 31,
                                                                       --------------------
                                                                         1994        1993
                                                                       --------    --------
                                                                          (IN THOUSANDS)
    Income taxes (Note 13)..........................................   $ 80,879    $ 25,889
    Reserve for uncollectible accounts under revolving credit
      program (Note 2)..............................................      8,636      25,699
    Non-inventory accounts payable..................................     35,452      26,418
    Accrued compensation and benefits...............................     13,996      13,035
    Sales and other taxes...........................................     11,324      12,079
    Allowance for sales returns.....................................     17,787      11,344
    Other...........................................................     57,915      36,894
                                                                       --------    --------
                                                                       $225,989    $151,358
                                                                       ========    ========

NOTE 7 -- LONG-TERM DEBT

     Aggregate amounts of outstanding long-term debt consist of the following:

                                                                            JANUARY 31,
                                                                         ------------------
                                                                          1994       1993
                                                                         -------    ------
                                                                           (IN THOUSANDS)
    10.4% Mortgage notes payable in monthly installments until 1998...   $10,158    $10,659
    Senior term loan..................................................        --     21,000
                                                                         -------    -------
                                                                          10,158     31,659
    Less -- current portion...........................................    (3,114)   (24,073)
                                                                         -------    -------
                                                                         $ 7,044    $ 7,586
                                                                         =======    =======

     The Company has a $60.0 million bank revolving credit facility to finance operations as well as to fund letters of credit for merchandise purchases. Interest on outstanding amounts under this agreement is payable at the bank's prime rate or other interest rate options. A commitment fee of .25% is payable on the unused portion of the revolving credit facility. The credit agreement requires the Company to maintain certain ratios

                           QVC, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 7 -- LONG-TERM DEBT -- (CONTINUED)
for total liabilities to shareholders' equity and for coverage of fixed charges. The Company borrowed $20.0 million under the facility in March 1993 and retired the remaining balance on the Senior term loan. All amounts borrowed under the facility were repaid from net cash provided by operating activities during the first quarter of 1993. Outstanding letters of credit totaled approximately $7.8 million at January 31, 1994.

     The interest rate on the outstanding balance of the Senior term loan was 4.4% at January 31, 1993.

     Maturities of the 10.4% mortgage notes payable for the five years subsequent to January 31, 1994 are $3,114,000 in 1994; $601,000 in 1995;
$666,000 in 1996; $739,000 in 1997 and $5,038,000 in 1998.

NOTE 8 -- LEASES AND TRANSPONDER SERVICE AGREEMENTS

     Future minimum payments under all non-cancellable operating leases and transponder service agreements with initial terms of one year or more at January 31, 1994 consist of the following (in thousands):

        Fiscal Year
        1994...............................................................   $ 8,029
        1995...............................................................     6,405
        1996...............................................................     5,450
        1997...............................................................     5,173
        1998...............................................................     5,287
        Thereafter.........................................................    34,001
                                                                              -------
             Total.........................................................   $64,345
                                                                              =======

     Expense for operating leases, principally for data processing equipment and facilities, and for transponder service agreements amounted to $11,280,000, $12,895,000 and $13,047,000 in fiscal years 1993, 1992 and 1991, respectively.

     In November 1992, the Company started to transmit the QVC program on a protected, non-preemptible transponder on the C-4 Satellite at a monthly cost that averages $224,000 over the term of the twelve-year agreement.

     In December 1992, the Company started to transmit The QVC Fashion Channel on a protected non-preemptible transponder on the C-3 Satellite at a cost of $205,000 per month over the term of the twelve-year agreement.

NOTE 9 -- CAPITAL STOCK

     The Company has 175,000,000 shares of Common Stock authorized. There were 39,895,447 shares outstanding at January 31, 1994 and 35,734,062 shares outstanding at January 31, 1993. The reasons for the increase in the number of shares of Common Stock outstanding were the conversion of Convertible Preferred Stock (3,659,040), the exercise of warrants (408,908) and the exercise of employee stock options (93,437).

                           QVC, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 9 -- CAPITAL STOCK -- (CONTINUED)
     The following table summarizes the convertible preferred shares at January 31, 1994 and 1993 (in thousands):

                                              SHARES            SHARES
                                            AUTHORIZED        OUTSTANDING        PAR VALUE
                                           -------------    ---------------    -------------
                                           1994 AND 1993    1994       1993    1994     1993
                                           -------------    ----       ----    ----     ----
    Series A............................          10         --         --     $--      $--
    Series B............................       1,000         28         55       3        6
    Series C............................       1,000        531        788      53       79
    Series D............................         300          1         83      --        8
                                                                               ----     ----
                                                                               $56      $93
                                                                               ====     ====

     The shares of Convertible Preferred Stock were issued to cable system operators in connection with their signing or extending cable television distribution agreements in prior years.

CONVERTIBILITY.

     Each share of Series B, Series C and Series D Convertible Preferred Stock is convertible into ten shares of Common Stock.

VOTING RIGHTS.

     The holders of the Common Stock are empowered to elect two directors of the Company as a class. The holders of each class of stock are entitled to cast one vote per share for the election of the remaining directors of the Company.

LIQUIDATION.

     Upon the dissolution and liquidation of the Company, the assets remaining after the payment of all debts and liabilities of the Company shall be distributed first to the holders of the Series B Convertible Preferred Stock at $10.00 per share. To the extent available, the holders of Series C Convertible Preferred Stock will then receive $10.00 per share followed by Series D Convertible Preferred Stock holders at $15.00 per share. The balance, if any, will be paid to the holders of the Common Stock share-for-share.

                           QVC, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 10 -- STOCK OPTIONS, WARRANTS AND AWARDS

     The following table summarizes shares of Common Stock reserved for issuance for outstanding stock options and warrants:

                                                                         AVERAGE
                                                                      EXERCISE PRICE
                                              JANUARY 31,             AT JANUARY 31,
                                        ------------------------    ------------------
                                           1994          1993        1994       1993      EXPIRATION DATE
                                        ----------    ----------    -------    -------    ----------------
    Qualified stock options..........    1,751,800     1,717,462    $30.56     $28.94     11/1996-01/2004
    Non-qualified stock options......    6,275,500     6,279,600     32.83      32.33     04/2000-07/2003
    Warrants issued in connection
      with 1987 debt financing.......      310,000       310,000     10.00      10.00         04/1994
    Warrants issued in connection
      with Convertible subordinated
      debt...........................    1,600,000     1,600,000     17.49      17.49         10/1995
    Warrants exchanged for CVN Series
      2 Warrants.....................           --       408,908        --      15.13            --
    Warrants issued with Common Stock
      in lieu of cash interest
      expense........................      100,000       100,000     13.35      13.35     04/1996-10/1996
                                        ----------    ----------
        Total reserved shares........   10,037,300    10,415,970
                                        ==========    ==========

     The Company has Incentive Stock Option Plans ("ISO Plans") under which options may be granted to key managerial employees to purchase up to 10,300,000 shares of Common Stock. The ISO Plans are administered by the Executive Compensation Committee appointed by the Company's Board of Directors. The Committee has the authority to determine optionees, the number of shares to be covered by each option and certain other terms and conditions of the grant. The ISO Plans require that the exercise price of options be equal to or greater than the fair market value of the stock at the time of grant, and the term of any option cannot exceed ten years. Options issued under the 1990 Non-Qualified Stock Option Plan and the 1993 Qualified Stock Option Plan vest ratably over four years, commencing one year from the date of the grant of the option, and qualified and non-qualified options under all other ISO Plans, except where noted below, vest ratably over three years, commencing on the date of grant.

     In connection with obtaining a portion of the proposed financing for the cash tender offer for Paramount Communications Inc. (Note 16), the Company granted BellSouth Corporation, Advance Publications, Inc. and Cox Enterprises, Inc. options to purchase an aggregate of 14.3 million shares of Common Stock at $60.00 per share. The options were granted at the termination of the QVC/Paramount tender offer on February 15, 1994 and are exercisable until the later of August 15, 1994 or ten business days after stockholders of the Company vote with respect to such grant of options.

     On December 9, 1992, the Company and two of its principal shareholders (Comcast Corporation and Liberty Media Corporation) announced an agreement pursuant to which Mr. Barry Diller would become Chairman of the Board and Chief Executive Officer. In connection with this agreement, the Company granted Mr. Diller 160,000 shares of Common Stock. The value of the shares on the date of grant ($4.9 million) was charged to general and administrative expense in fiscal 1992. Also in connection with this agreement, the Company granted to Mr. Diller stock options covering 6,000,000 shares of Common Stock. All of the options have a five-year term. One-half of these options ("base options") has an exercise price of $30.43; the other one-half ("scaled options") has an exercise price equal to $30.43 per share increased by 13 percent per annum until December 9, 1994 and thereafter by 15 percent per annum compounded annually. The exercise price on any unexercised scaled options increases annually. One-half of the base options and one-half of the scaled options became exercisable December 9, 1993 and the balance become exercisable December 9, 1994. The exercise date can be accelerated upon certain events.

                           QVC, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 10 -- STOCK OPTIONS, WARRANTS AND AWARDS -- (CONTINUED)
     In August 1991, the Company granted to Mr. Joseph M. Segel, then Chairman and Chief Executive Officer, non-qualified stock options covering 600,000 shares of Common Stock at an exercise price of $15.90. One-half of these options vested on the first anniversary of the date of grant and the balance was to vest on the second anniversary of the date of grant. On December 9, 1992, the Board of Directors and the Executive Compensation Committee approved the acceleration of the vesting of the second half of these options to December 1992, in order to allow Mr. Segel to realize their value in 1992. The Board and the Executive Compensation Committee also accelerated an additional 50,000 options under ISO Plans for Mr. Segel that were scheduled to vest in 1993 and 1994.

     On December 9, 1992, the Board agreed to enter into a consulting and severance arrangement with Mr. Segel whereby he would serve as a consultant to the Company for a period of ten years after his retirement in January 1993 at an annual salary of $240,000 and, as incentive to Mr. Segel to accept employment as a consultant, granted to Mr. Segel, pursuant to the 1992 Qualified Incentive Stock Option Plan, 100,000 options to purchase shares of Common Stock, exercisable at $30.43 per share. These options vest ratably over a period of five years. The present value of the ten-year consulting and severance arrangement with Mr. Segel of $2.2 million was expensed in fiscal 1992.

     The Board also approved entering into three-year (five-year in the case of Michael C. Boyd, former President of the Company) employment agreements for nine senior Company executives, pursuant to which, among other things, the executives would be entitled to compensation at their current salaries and eligible for bonus and incentive compensation programs as may be maintained from time to time during the term of the agreement. As incentive to enter into the employment agreements, the Board granted to these executives, pursuant to the 1992 Stock Option Plan, an aggregate 1,450,000 options to purchase Common Stock exercisable at $30.43 per share. Options granted under the 1992 Qualified Incentives Stock Option Plan vest ratably over three years (five years in the case of Mr. Boyd). In February 1994, Mr. Boyd retired from the Company and entered into a consulting agreement. Accordingly, the present value of his employment agreement of $1.3 million was expensed in fiscal 1993.

     A summary of changes in outstanding options under the ISO Plans is as follows:

                                                                          NON-QUALIFIED OPTION
                                             QUALIFIED OPTION SHARES             SHARES
                                            -------------------------   -------------------------
                                            OUTSTANDING   EXERCISABLE   OUTSTANDING   EXERCISABLE     PRICE RANGE
                                            -----------   -----------   -----------   -----------   ---------------
Balance at January 31, 1991...............     590,112       504,737       630,000        85,000    $5.00 -- $17.25
Granted...................................       5,000         1,250       607,500            --    12.13 --  15.90
Cancelled.................................     (26,500)      (19,000)      (11,000)       (1,375)   5.00 --  16.00
Became exercisable........................          --        49,625            --       144,875    5.00 --  16.00
Exercised.................................     (65,825)      (65,825)      (26,000)      (26,000)   5.00 --  13.00
                                            -----------   -----------   -----------   -----------
Balance at January 31, 1992...............     502,787       470,787     1,200,500       202,500    5.00 --  17.25
Granted...................................   1,582,000       351,167     6,010,000            --    19.00 --  38.86
Cancelled.................................      (1,750)       (1,750)      (11,000)       (3,500)   5.00 --  16.00
Became exercisable........................          --        29,500            --       796,375    5.00 --  16.00
Exercised.................................    (365,575)     (365,575)     (919,900)     (919,900)   5.00 --  17.25
                                            -----------   -----------   -----------   -----------
Balance at January 31, 1993...............   1,717,462       484,129     6,279,600        75,475    5.00 --  38.86
Granted...................................     106,000         1,250        50,000            --    39.88 --  70.75
Cancelled.................................      (5,575)       (5,575)      (26,750)       (3,000)   5.00 --  23.25
Became exercisable........................          --       370,416            --     3,095,250    5.00 --  34.39
Exercised.................................     (66,087)      (66,087)      (27,350)      (27,350)   5.00 --  23.25
                                            -----------   -----------   -----------   -----------
Balance at January 31, 1994...............   1,751,800       784,133     6,275,500     3,140,375    $5.00 -- $70.75
                                            ===========   ===========   ===========   ===========

                           QVC, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 10 -- STOCK OPTIONS, WARRANTS AND AWARDS -- (CONTINUED)
     In December, 1992, the Company offered to exchange warrants into shares of Common Stock equivalent in value to the difference between the warrant exercise price and the market price ($37.75) at the time of the offer. Warrants that would have been exercisable for 7,061,005 shares were extinguished in this offer and the Company issued 4,367,690 net shares of Common Stock. The warrant holders were able to effect the exchange several ways. The net effect on the number of shares of Common Stock outstanding after the exchange was the same. A total of 3,893,962 warrants was exercised by delivering to the Company 1,424,404 previously issued shares of Common Stock valued at the market price ($37.75). A total of 2,492,017 warrants were exercised for $37,692,000, the proceeds of which were used to purchase from the warrant holders 998,457 shares of Common Stock at market. A total of 675,026 warrants was exchanged for 404,572 shares of Common Stock with an aggregate value equal to the difference between the market price and the exercise price. Warrant holders of an aggregate 2,418,908 shares declined the offer. Since this warrant exchange was treated as a non-cash financing transaction, it is not reflected on the Consolidated Statements of Cash Flows.

                           QVC, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11 -- INCOME PER SHARE

     The Company computes income per share using the modified treasury stock method. The following table presents the information needed to compute net income per share for fiscal years 1993, 1992 and 1991 (in thousands, except per share data):

                                                         1993                  1992                  1991
                                                  ------------------    ------------------    ------------------
                                                              FULLY                 FULLY                 FULLY
                                                  PRIMARY    DILUTED    PRIMARY    DILUTED    PRIMARY    DILUTED
                                                  -------    -------    -------    -------    -------    -------
INCOME:
  Income before extraordinary item and
    cumulative effect of a change in accounting
    principle..................................   $55,311    $55,311    $56,588    $56,588    $21,733    $21,733
  Add -- Imputed income from interest savings,
    net of tax, on assumed retirement of debt
    with remaining proceeds from assumed
    exercise of warrants and options...........        --         --      1,452      1,239         --      3,896
                                                  -------    -------    -------    -------    -------    -------
  Adjusted income before extraordinary item and
    cumulative effect of a change in accounting
    principle..................................    55,311     55,311     58,040     57,827     21,733     25,629
  Extraordinary item -- loss on extinguishment
    of debt, net of tax benefit................        --         --     (1,496)    (1,496)    (2,108)    (2,108)
  Cumulative effect of a change in accounting
    for income taxes...........................     3,990      3,990         --         --         --         --
                                                  -------    -------    -------    -------    -------    -------
  Adjusted net income..........................   $59,301    $59,301    $56,544    $56,331    $19,625    $23,521
                                                  =======    =======    =======    =======    =======    =======
SHARES:
  Weighted average number of common shares
    outstanding................................    37,845     37,845     27,885     27,885     19,750     19,750
  Add -- Common equivalent shares assuming
    conversion of Series B, C and D Convertible
    Preferred Preferred Stock..................     7,387      7,387     10,340     10,340     12,209     12,209
  Add -- Common equivalent shares assuming
    conversion of subordinated note at
    beginning of fiscal year...................        --         --         --      1,280         --      1,704
  Add -- Common shares assumed to be
    outstanding from exercise of warrants and
    options....................................    10,184     10,180     12,812     10,517         --     11,925
  Less -- Assumed purchase of Common Stock from
    proceeds of exercise of warrants and
    options....................................    (5,354)    (5,207)    (7,147)    (4,636)        --     (7,275)
                                                  -------    -------    -------    -------    -------    -------
                                                   50,062     50,205     43,890     45,386     31,959     38,313
                                                  =======    =======    =======    =======    =======    =======
INCOME PER SHARE:
  Income before extraordinary item and
    cumulative effect of a change in accounting
    principle..................................   $  1.10    $  1.10    $  1.32    $  1.27    $   .68    $   .67
  Extraordinary item, net of tax benefit.......        --         --       (.03)      (.03)      (.07)      (.06)
  Cumulative effect of a change in accounting
    for income taxes...........................       .08        .08         --         --         --         --
                                                  -------    -------    -------    -------    -------    -------
  Net income...................................   $  1.18    $  1.18    $  1.29    $  1.24    $   .61    $   .61
                                                  =======    =======    =======    =======    =======    =======

PRO FORMA NET INCOME PER SHARE

     On a pro forma basis, net income for fiscal 1991 would have been $22.9 million, or $.64 per share, assuming the Company's October 1991 public offering of Common Stock and the related retirement of long-term debt as well as the exchange of Common Stock with Liberty Media Corporation in satisfaction of one-

                           QVC, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11 -- INCOME PER SHARE -- (CONTINUED) half of the unsecured note payable occurred as of the beginning of the year. The pro forma computation assumes adjustments have been made to interest expense attributable to the reduction of the long-term debt, net of income tax effect. It also assumes that the shares issued in connection with the public offering and the exchange were outstanding from the beginning of the period.

NOTE 12 -- RETIREMENT AND SAVINGS PLANS

     The Company has a defined contribution Employee Retirement Plan which covers substantially all of the Company's employees after completion of one year of service. The Company's contribution under the Plan is equal to 3.0% of eligible employees' salaries. The costs of this Plan charged to expenses were $2,202,000, $2,177,000, and $1,664,000 in fiscal years 1993, 1992 and 1991, respectively.

     In addition, the Company sponsors a 401(k) Savings Plan which permits employees to make contributions to the Savings Plan on a pre-tax salary reduction basis in accordance with the Internal Revenue Code. Substantially all full-time employees are eligible to participate after completion of one year of service. The Company matches a portion of the voluntary employee contributions. The costs of this Savings Plan charged to expenses were $2,053,000, $1,501,000, and $812,000 in fiscal years 1993, 1992 and 1991, respectively.

NOTE 13 -- INCOME TAXES

     Effective February 1, 1993, the Company changed its method of accounting for income taxes as required by SFAS 109. The cumulative effect of this change in accounting was to increase the net income of the first quarter of fiscal 1993 by approximately $4.0 million, which is reported separately in the Consolidated Statements of Operations. Prior year's financial statements have not been restated to reflect the provisions of SFAS 109.

     The provision for income taxes consists of the following (in thousands):

                                                                        FISCAL YEAR
                                                              -------------------------------
                                                                1993        1992       1991
                                                              --------    --------    -------
    Current
      Federal..............................................   $ 66,366    $ 49,770    $19,394
      State................................................     21,710      19,810     11,771
                                                              --------    --------    -------
              Total........................................     88,076      69,580     31,165
                                                              --------    --------    -------
    Deferred Federal.......................................    (23,159)    (17,500)        --
      State................................................     (4,942)         --         --
                                                              --------    --------    -------
              Total........................................    (28,101)    (17,500)        --
                                                              --------    --------    -------
    Total provision........................................   $ 59,975    $ 52,080    $31,165
                                                              ========    ========    =======

                           QVC, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 13 -- INCOME TAXES -- (CONTINUED)
     Total income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 35.0% for fiscal 1993 and 34.0% for fiscal 1992 and 1991 to income before income taxes and extraordinary item as follows:

                                                                       FISCAL YEAR
                                                                --------------------------
                                                                1993       1992       1991
                                                                ----       ----       ----
    Provision at statutory rate...........................      35.0%      34.0%      34.0%
    State income taxes, net of federal tax benefit........      14.5       12.0       14.7
    Amortization of intangibles not deductible for tax
      purposes............................................      3.0        3.2        6.7
    Net operating loss carryforward.......................       --         --        (1.2)
    Other.................................................      (.5 )      (1.3)      4.7
                                                                ----       ----       ----
    Total income tax expense..............................      52.0%      47.9%      58.9%
                                                                ====       ====       ====

     Deferred income taxes reflect the net effects of temporary differences between the value of assets and liabilities and their tax bases and the benefit of existing net operating loss carryforwards. Significant components of the net deferred tax assets as of January 31, 1994 and 1993 follow (in thousands):

                                                                             JANUARY 31,
                                                                       -----------------------
                                                                         1994           1993
                                                                       --------       --------
Deferred tax assets:
  Accounts receivable, principally due to the allowance for doubtful accounts and related reserves for uncollectible accounts under
     the Company's revolving credit program.........................   $ 25,715       $ 15,985
  Inventories, principally due to obsolescence reserves and
     additional costs of inventories for tax purposes pursuant to
     the Tax Reform Act of 1986.....................................      7,497          6,801
  Allowance for sales returns.......................................      7,625          3,857
  Executive stock award.............................................         --          1,655
  Costs associated with the terminated Paramount tender offer.......     14,964             --
  Costs associated with cable television distribution rights........     26,619          2,813
  Other.............................................................      7,061           (363)
                                                                       --------       --------
  Total gross deferred tax assets...................................     89,481         30,748
  Less: Valuation allowance.........................................    (12,467)            --
  Less -- amounts not recognized due to SFAS 96 limitations on carrybacks of future net deductible amounts and carryforwards
     of alternative minimum tax credits.............................         --        (12,948)
                                                                       --------       --------
  Net deferred tax assets...........................................   $ 77,014       $ 17,800
                                                                       ========       ========

     Of the total net additional deferred tax asset recorded at the time of the adoption of SFAS 109, approximately $27.0 million was credited to additional paid-in capital and approximately $6.5 million was credited to the excess of cost over acquired net assets. The net increase in the deferred tax asset during fiscal 1993 differs from the deferred benefit component of the current year's tax provision primarily due to the recognition of a portion of the net operating loss carryforwards.

     Deferred tax assets were not recorded as of January 31, 1993 for state income tax purposes since the Company's income is principally allocable to states that do not permit carrybacks that would give rise to refundable taxes. In addition, no deferred tax assets were recorded for federal or state tax purposes in fiscal

                           QVC, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 13 -- INCOME TAXES -- (CONTINUED)
1991 since refundable taxes could not be generated from carrying back future net deductible amounts under the requirements of SFAS 96.

     The increase in the deferred tax asset for fiscal 1992 differs from the deferred benefit component of the current year tax provision because portions of the deferred tax provision recorded were allocated to additional paid-in capital or the excess of cost over acquired net assets.

     The valuation allowance for deferred tax assets as of February 1, 1993 was $12.2 million. The net change in the valuation allowance for fiscal 1993 was an increase of $255,000. Approximately $6.0 million of the valuation allowance will result in a credit to additional paid-in capital when it becomes more likely than not that certain deductions associated with cable television distribution rights will be realizable.

     The following table summarizes the nature of certain tax benefits realized that reduced taxes payable but were not credited to the tax provision (in thousands):

                                                                                  EXCESS OF COST
                                                                                       OVER
                                                      ADDITIONAL PAID-IN           ACQUIRED NET
                                                            CAPITAL                   ASSETS
                                                      -------------------       ------------------
               SOURCE OF TAX BENEFIT                   1993        1992          1993        1992
- ---------------------------------------------------   ------      -------       ------      ------
Exercise of employee stock options.................   $1,655      $12,366       $   --      $   --
Net operating loss carryforward and other
  deductions arising from equity transactions......       --        6,967           --          --
Realization of tax benefits associated with
  temporary differences in CVN acquisition.........       --           --        6,510       5,086
Alternative minimum tax credit carryforward
  generated from equity related deductions.........       --        2,979           --          --
                                                      ------      -------       ------      ------
                                                      $1,655      $22,312       $6,510      $5,086
                                                      ======      =======       ======      ======

In 1993, the tax benefits realized from net operating loss carryforwards of $6.6 million reduced taxes payable and were credited to deferred tax assets.

     As of January 31, 1994, the Company has a net operating loss carryforward of $634,000 available to reduce future federal taxable income. There are no other credits or loss carryforwards available as of the end of fiscal 1993.

NOTE 14 -- LITIGATION

     In July 1993, Shop Television Network, Inc. ("STN"), J.C. Penney Company, Inc. ("JCP"), JCPenney Television Shopping Channel Inc. ("JCPTV"), Michael Rosen and the Company settled the litigation that STN had brought in the Superior Court of the State of California for the County of Los Angeles in 1991, in connection with the negotiation and execution of an agreement dated May 16, 1991, between the Company and JCPTV. The settlement requires dismissal of all pending litigation between the parties, payment of approximately $8.8 million to STN, and repurchase by STN of all its shares held by JCP for an agreed price. JCPTV and the Company agreed to divide the settlement payment to STN between them, with the Company being responsible for the payment of approximately $3.8 million of such settlement payment. This amount was included as a charge in general and administrative expenses in the second quarter of fiscal 1993.

     In July 1993, the Company was joined as a defendant in actions filed in state and federal court in Delaware by certain shareholders of Home Shopping Network, Inc. ("HSN") against HSN, Liberty Media Corporation ("Liberty"), Liberty Program Investments, Inc., RMS Limited Partnership ("RMS"), and certain individual directors and officers of HSN. The actions challenge Liberty's purchase of HSN Class A

                           QVC, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 14 -- LITIGATION -- (CONTINUED)
and Class B Common Stock from RMS, Liberty's tender offer for 15.0 million shares of HSN Common Stock as well as the Company's July 12, 1993 letter proposal to HSN to combine HSN and the Company in a stock-for-stock transaction (the "Proposed HSN Merger"). The actions allege that the Company aided and abetted breaches of fiduciary duties in connection with the Proposed HSN Merger, as well as violations of certain regulations of the Securities Exchange Act. Plaintiffs seek class certification, declaratory and injunctive relief, compensatory damages, counsel fees, interest and costs. Management believes that the allegations against the Company in these shareholder lawsuits are unfounded and intends to defend against such actions vigorously. On November 5, 1993, the Company and HSN announced their mutual agreement to terminate negotiations on the Proposed HSN Merger. The Company's time to respond to the complaint in the state action was extended indefinitely. In March 1994, the Company filed a motion to dismiss the complaint in the federal action. The parties are currently engaged in settlement discussions.

     In September 1993, Viacom International Inc. ("Viacom International"), a subsidiary of Viacom Inc. ("Viacom"), brought an action against the Company, Tele-Communications, Inc., Liberty, Satellite Services, Inc., Encore Media Corp., and Netlink USA, challenging the Company's September 20, 1993 proposal to Paramount Communications Inc. ("Paramount") to combine Paramount and the Company in a cash and stock-for-stock exchange. Viacom International amended its complaint in November, 1993, adding Comcast Corporation ("Comcast") as an additional defendant. The Company filed an answer to the amended complaint on November 19, 1993. Comcast was subsequently dismissed as a defendant. Management believes that the allegations against the Company in Viacom International's action are unfounded and intends to defend against such action vigorously. On February 15, 1994, the Company terminated its tender offer for 50.1% of Paramount Common Stock.

     In October 1993, the Company commenced legal action in the Delaware Chancery Court against Viacom, Paramount and certain Paramount directors for breach of fiduciary duties in failing to give fair treatment to the Company's merger proposal while granting undue advantages to Viacom's merger proposal. The Company sought to compel Paramount's board to give the two merger proposals equal consideration and also sought to invalidate certain "lockup" agreements and share purchase options given by Paramount to Viacom. Following a hearing, the Court, on November 24, 1993, granted the Company's motion for a preliminary injunction against Paramount's poison pill rights plan and certain other anti-takeover mechanisms being used to preclude the Paramount shareholders from accepting the Company's cash tender offer for approximately 50.1% of Paramount's shares. On appeal by Paramount and Viacom, the Delaware Supreme court affirmed the injunction granted by the Delaware Chancery Court on December 9, 1993, and issued a formal opinion in support of its ruling on February 4, 1994. On December 21, 1993, Viacom filed a motion to dismiss the Company's complaint against it. On February 15, 1994, the Company terminated its tender offer for Paramount's Common Stock.

     The Company has also been named as a defendant in various legal proceedings arising in the ordinary course of business. Although the outcome of these matters cannot be determined, in the opinion of management, disposition of these proceedings will not have a material effect on the Company's financial position.

                           QVC, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 15 -- SUPPLEMENTAL INFORMATION ON CONSOLIDATED STATEMENTS OF CASH FLOWS

     An analysis of changes in working capital items follows (in thousands):

                                                                        FISCAL YEAR
                                                           -------------------------------------
                                                             1993           1992          1991
                                                           --------       --------       -------
Increase in accounts receivable.........................   $(86,154)      $(29,029)      $(6,006)
Increase in inventories.................................    (29,496)        (9,784)       (8,428)
Increase in deferred taxes..............................    (24,389)       (10,680)           --
Increase in prepaid expenses............................     (1,820)          (450)         (732)
Increase in accounts payable -- trade...................     29,972         11,312         7,245
Increase in accrued liabilities.........................     75,648          5,074        48,028
                                                           --------       --------       -------
                                                           $(36,239)      $(33,557)      $40,107
                                                           ========       ========       =======
Supplemental cash flow information:
     Interest paid......................................   $  1,369       $ 20,512       $30,397
     Income taxes paid..................................     31,841         37,944         1,351

     In fiscal year 1993, the Company did not enter into any non-cash financing transactions. In fiscal years 1992 and 1991, the following non-cash financing transactions were entered into by the Company (dollars in thousands).

1992
Issuance of 1,704,546 shares of Common Stock in prepayment of Convertible
  subordinated note, net of $1,260 debt placement fees.............................   $28,740
Exercise of 3,893,962 warrants through deliverance of 1,424,404 shares of Common
  Stock at market value............................................................    53,771
Exercise of 2,492,017 warrants for $37,692 with simultaneous repurchase of 998,457
  shares of Common Stock at market value...........................................    37,692
Issuance of 404,572 shares of Common Stock in exchange for 675,026 warrants, representing the aggregate difference between the market price and the exercise
  price............................................................................    15,273
Exercise of stock options through deliverance of 800 shares of Common Stock at
  market value.....................................................................        31
1991
Issuance of an aggregate of 243,522 shares of Common Stock and 100,000 warrants to
  Comcast Financial Corporation in lieu of cash interest expense...................   $ 3,000
Issuance of 75,075 shares of Common Stock to the Standby Investors in consideration
  for signing the Standby Equity Agreement.........................................       614
Issuance of 2,269,552 shares of Common Stock to Liberty Media Corporation in
  exchange for one-half of the outstanding balance of an unsecured note payable....    31,445
Adjustment to the number of shares of Common Stock assumed issued to holders of
  certain CVN Series 2 Warrants from 3,377,949 to 3,410,843 (at market value)......       526
Adjustment to the number of new QVC Warrants assumed exchanged for certain CVN
  Series 2 Warrants from 6,822,767 to 6,469,913 (value based on an independent
  appraisal).......................................................................   (1,438)

NOTE 16 -- PARAMOUNT TENDER OFFER

     On October 27, 1993, the Company made an $80.00 cash tender offer for 50.1 percent of the outstanding common shares of Paramount. This tender offer was amended several times during the bidding process against Viacom for Paramount. On February 1, 1994, the Company amended its cash tender offer to $104 per share.

                           QVC, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 16 -- PARAMOUNT TENDER OFFER -- (CONTINUED)
The Company offered approximately $6.4 billion in cash for 61.7 million Paramount common shares. The proposed cash tender offer would have been funded through a $3.25 billion bank loan commitment and proposed capital contributions to the Company of $1.5 billion from BellSouth Corporation and $0.5 billion each from Advance Publications, Cox Enterprises and Comcast Corporation. On February 15, 1994, Paramount notified the Company that Viacom received the minimum condition in its tender offer and had delivered to Paramount a completion certificate pursuant to the bidding procedures. Accordingly, the Company terminated its tender offer for 50.1 percent of the Common Stock of Paramount. The costs incurred on the tender offer, comprised principally of bank fees and legal and advisory fees, totaled $34.8 million which were expensed in the fourth quarter of 1993. The $3.25 billion bank loan commitment expired on February 15, 1994 upon the termination of the tender offer.

NOTE 17 -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
         (IN THOUSANDS, EXCEPT AS TO PER SHARE DATA)

                                                                       FISCAL 1993
                                                       --------------------------------------------
                                                        FIRST       SECOND      THIRD       FOURTH
                                                       --------    --------    --------    --------
Net revenue.........................................   $273,232    $262,438    $313,945    $372,489
Gross profit........................................    113,773     107,938     128,902     148,316
Income before income taxes and cumulative effect of
  a change in accounting principle(1)...............     34,546      26,137      42,732      11,871
Income tax provision................................    (16,925)    (12,810)    (21,215)     (9,025)
Income before cumulative effect of a change in
  accounting principle..............................     17,621      13,327      21,517       2,846
Cumulative effect of a change in accounting
  principle(2)......................................      3,990          --          --          --
Net income..........................................     21,611      13,327      21,517       2,846
Income per share(3):
     Primary
       Income before cumulative effect of a change
          in accounting principle...................        .36         .26         .42         .06
       Net income...................................        .44         .26         .42         .06

                                                                       FISCAL 1992
                                                       --------------------------------------------
                                                        FIRST       SECOND      THIRD       FOURTH
                                                       --------    --------    --------    --------
Net revenue.........................................   $233,168    $221,253    $274,332    $341,834
Gross profit........................................    100,354      94,259     115,501     138,633
Income before income taxes and extraordinary item...     22,917      15,905      31,468      38,378
Income tax provision................................    (11,425)     (7,190)    (15,105)    (18,360)
Income before extraordinary item....................     11,492       8,715      16,363      20,018
Extraordinary item, net of tax benefit (4)..........       (348)         --          --      (1,148)
Net income..........................................     11,144       8,715      16,363      18,870
Income per share(5)(6):
     Primary
       Income before extraordinary item.............        .29         .22         .40         .44
       Net income...................................        .28         .22         .40         .42
     Fully-diluted
       Income before extraordinary item.............        .29         .22         .40         .42
       Net income...................................        .28         .22         .40         .40

                           QVC, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 17 -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED) -- (CONTINUED)
         (IN THOUSANDS, EXCEPT AS TO PER SHARE DATA)
- ---------------
(1) Fourth quarter amount includes a charge of $34.8 million related to the Paramount tender offer (Note 16).

(2) Amount represents the cumulative effect of adopting SFAS 109.

(3) Fully diluted earnings per share for all periods are not presented since they are the same as the primary earnings per share.

(4) Amounts represent accelerated amortization of debt placement fees, net of income tax benefits, due to prepayments of the Senior term loan (Note 5).

(5) The sum of the quarterly per share amounts does not equal the annual amount due to the substantial changes in the number of shares throughout the year.

(6) In the fourth quarter of fiscal 1992, the modified treasury stock method of computing earnings per share resulted in a fully-diluted computation with a lower amount than the primary computation.
    This is due primarily to using the year-end closing share price for the fully-diluted computation versus the average share price for the fourth quarter. The year-end closing price was $40.50 versus a fourth quarter average of $32.92.

                                                                     SCHEDULE II

           AMOUNTS RECEIVABLE FROM RELATED PARTIES AND UNDERWRITERS,
              PROMOTERS, AND EMPLOYEES OTHER THAN RELATED PARTIES
                                 (IN THOUSANDS)

                                                                                                    BALANCE AT
                                           BALANCE                         DEDUCTIONS             END OF PERIOD
                                             AT                     ------------------------    ------------------
                                          BEGINNING                  AMOUNTS       AMOUNTS                   NOT
            NAME OF DEBTOR                OF PERIOD    ADDITIONS    COLLECTED    WRITTEN-OFF    CURRENT    CURRENT
- ---------------------------------------   ---------    ---------    ---------    -----------    -------    -------
Year Ended January 31, 1992
     Peter Barton, unsecured 8% note
       receivable due on demand........     $  98        $   6        $  --          $--         $ 104       $--
                                          ---------    ---------    ---------        ---        -------    -------
Year Ended January 31, 1993
     Peter Barton, unsecured 8% note
       receivable due on demand........     $ 104        $  --        $ 104          $--         $  --       $--
                                          ---------    ---------    ---------        ---        -------    -------
Year ended January 31, 1994
     Candice Carpenter, unsecured,
       prime plus one percent note
       receivable due in installments
       until May 31, 1998..............     $  --        $ 257        $  --          $--         $ 257       $--
                                          ---------    ---------    ---------        ---        -------    -------

                                                                   SCHEDULE VIII

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                   ADDITIONS    ADDITIONS
                                      BALANCE AT   CHARGED TO   CHARGED TO                                        BALANCE AT
                                      BEGINNING    COSTS AND      OTHER                                             END OF
            DESCRIPTION               OF PERIOD     EXPENSES     ACCOUNTS     DEDUCTIONS           OTHER            PERIOD
- ------------------------------------  ----------   ----------   ----------   -------------       ----------       ----------
Allowance for doubtful accounts:
    Year ended January 31, 1992.....  $    8,214   $   14,501   $       --   $  (7,260)(A)       $       --       $   15,455
    Year ended January 31, 1993.....  $   15,455   $   17,506   $  1,250(C)  $ (12,895)(A)       $       --       $   21,316
    Year ended January 31, 1994.....  $   21,316   $   24,765   $       --   $  (7,971)(A)       $   14,649       $   52,759
Inventory obsolescence reserve:
    Year ended January 31, 1992.....  $    8,387   $   16,465   $       --   $ (12,141)(B)       $       --       $   12,711
    Year ended January 31, 1993.....  $   12,711   $   17,809   $       --   $ (14,312)(B)       $       --       $   16,208
    Year ended January 31, 1994.....  $   16,208   $   20,000   $       --   $ (21,186)(B)       $       --       $   15,022
Reserve for uncollectible accounts
  under revolving credit program:
    Year ended January 31, 1992.....  $   11,769   $   14,175   $       --   $  (5,970)(A)       $       --       $   19,974
    Year ended January 31, 1993.....  $   19,974   $   10,159   $       --   $  (4,434)(A)       $       --       $   25,699
    Year ended January 31, 1994.....  $   25,699   $       --   $       --   $  (2,414)(A)       $  (14,649)(D)   $    8,636

- ---------------

(A) Accounts written-off as uncollectible, net of recoveries.

(B)  Written-off as obsolete.

(C) Reserve for interest on note receivable transferred from accrued liabilities.

(D) Transfer to allowance for doubtful accounts

                                                                      SCHEDULE X

                   SUPPLEMENTARY INCOME STATEMENT INFORMATION
                                 (IN THOUSANDS)

                                                                                     CHARGED TO
                                                                                     ITEM COSTS
                                                                                        AND
                                                                                      EXPENSES
                                                                                     ----------
Advertising costs:
     Year ended January 31, 1992..................................................    $ 35,407
     Year ended January 31, 1993..................................................    $ 33,419
     Year ended January 31, 1994..................................................    $ 28,172

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company is a retailer of a wide range of consumer products which are marketed and sold primarily by merchandise-focused televised-shopping programs. The average number of homes receiving the QVC Service was:

                                                                       FISCAL YEAR
                                                             --------------------------------
                                                              1993         1992         1991
                                                             ------       ------       ------
                                                               (IN MILLIONS, EXCEPT DOLLAR
                                                                         AMOUNTS)
    Cable homes -- 24 hours per day.......................     43.3         40.4         36.4
    Cable homes -- part-time..............................      3.0          2.9          3.8
    Satellite dish homes (estimated)......................      3.0          3.0          3.0
                                                             ------       ------       ------
         Total............................................     49.3         46.3         43.2
                                                             ======       ======       ======
    Full-time equivalent homes ("FTE")....................     45.8         42.9         39.2
                                                             ======       ======       ======
    QVC net sales per FTE home............................   $26.56       $24.85       $23.37
                                                             ======       ======       ======

     FTE homes equal the total number of cable homes receiving the QVC Service 24 hours per day plus one-third of the part-time cable homes plus one-half of the satellite dish homes. This calculation reflects the Company's estimate of the relative value to the Company of part-time homes and satellite dish homes compared to full-time homes. QVC net sales excludes non-merchandise revenue.

     The increase in the number of homes receiving the QVC Service in fiscal 1993 is due to growth in the number of homes in existing cable systems. In fiscal 1992, the growth in the number of homes reflects the full year's effect of the homes obtained under a license agreement with JCPenney Television Shopping Channel, Inc. ("JCPTV") in 1991 and growth in the number of homes in existing cable systems.

     Net revenue and operating income have increased since 1991 due to the increase in the number of homes receiving the QVC Service and, to a lesser extent, an increase in net sales to existing subscribers. It is unlikely that the number of homes receiving the QVC Service will continue to grow at rates comparable to prior periods, given that the QVC Service is already received by approximately 80% of all of the cable television homes in the United States. As relative growth in the number of homes declines, future growth in sales will depend increasingly on continued additions of new customers from homes already receiving the QVC Service and continued growth in repeat sales to existing customers.

     Operating profit margins have improved since fiscal 1991 largely as a result of variable costs not growing in proportion to increases in revenue, general and administrative costs not increasing as much as the revenue increase, and the relatively fixed nature of depreciation and amortization.

RESULTS OF OPERATIONS

     The following table sets forth the Company's Consolidated Statements of Operations expressed as a percentage of net revenue:

                                                                       FISCAL YEAR
                                                                --------------------------
                                                                 1993      1992      1991
                                                                ------    ------    ------
    Net revenue..............................................    100.0%    100.0%    100.0%
    Cost of goods sold.......................................     59.2      58.1      58.0
                                                                ------    ------    ------
    Gross profit.............................................     40.8      41.9      42.0
                                                                ------    ------    ------
    Operating expenses:
         Variable costs......................................     14.0      15.0      15.8
         General and administrative..........................     10.9      11.5      12.0
         Depreciation........................................      1.4       1.6       1.8
         Amortization of intangible assets...................      2.1       2.8       3.2
                                                                ------    ------    ------
                                                                  28.4      30.9      32.8
                                                                ------    ------    ------
    Operating income.........................................     12.4      11.0       9.2
                                                                ------    ------    ------
    Other income (expense):
         Costs of Paramount tender offer.....................     (2.8)       --        --
         Losses from joint ventures..........................     (0.9)       --        --
         Interest expense....................................     (0.1)     (1.7)     (4.2)
         Interest income.....................................      0.9       0.8       0.8
                                                                ------    ------    ------
                                                                  (2.9)     (0.9)     (3.4)
                                                                ------    ------    ------
    Income before income taxes, extraordinary item and
      cumulative effect of a change in accounting
      principle..............................................      9.5      10.1       5.8
    Income tax provision.....................................     (4.9)     (4.9)     (3.4)
                                                                ------    ------    ------
    Income before extraordinary item and cumulative effect of
      a change in accounting principle.......................      4.6       5.2       2.4
    Extraordinary item, net of tax benefit...................       --      (0.1)     (0.3)
    Cumulative effect of a change in accounting for income
      taxes..................................................      0.3        --        --
                                                                ------    ------    ------
    Net income...............................................      4.9%      5.1%      2.1%
                                                                ======    ======    ======

NET REVENUE AND GROSS PROFIT

     Net revenue in 1993 was $1.22 billion, an increase of 14.2% over the net revenue in the prior year. Net revenue in 1992 of $1.07 billion was 16.1% over the $921.8 million in net revenue in 1991. In 1993, the sales increase was due to the 6.8% increase in the average number of homes receiving the QVC Service as well as the 6.9% increase in net sales per FTE home. The sales increase in 1992 was due to the 9.4% increase in the average number of homes receiving the QVC Service and the 6.3% increase in net sales per FTE home.

     Net revenue in 1993 included $26.2 million of net sales from The QVC Fashion Channel to 8.1 million FTE homes compared to $29.7 million of net sales to 7.3 million FTE homes in 1992. In 1991, net revenue included $7.9 million of net sales from the secondary channel to 8.1 million FTE homes.

     The Company is starting a new shopping service, consisting of on Q and Q2, which is scheduled to be launched in the spring of 1994 to replace The QVC Fashion Channel. On Q will be QVC's new fashion service for younger adults and will broadcast weekdays. Q2 is being designed for the audience that has not yet purchased from traditional home-shopping formats and will broadcast on weekends.

     The Company has two credit programs, the QVC Easy-Pay Plan and the QVC revolving credit card program. The Company offers customers the Easy-Pay Plan option only on selected items. The Easy-Pay Plan permits customers to pay for such selected items in several monthly installments. When the Easy-Pay Plan is selected by the customer, the item purchased is shipped after the first payment is billed to the customer's credit card. The customer's credit card is subsequently billed up to four additional monthly installments until the total purchase price of the product has been received by the Company. QVC's revolving credit card program permits customers to charge purchases on the Company's own credit card. The accounts receivable from the revolving credit card program are purchased (with recourse) and serviced by an unrelated third party. Sales under these credit programs amounted to 40.8%, 40.3% and 39.7% of net revenue for 1993, 1992 and 1991, respectively. The loss provision for uncollectible accounts under these credit programs amounted to $22.3 million, $25.6 million and $25.2 million in 1993, 1992 and 1991, respectively.

     The sales mix for the past three years by product category as a percentage of net sales has been:

                                                                       FISCAL YEAR
                                                                --------------------------
                                                                 1993      1992      1991
                                                                ------    ------    ------
    Jewelry..................................................     41.9%     43.0%     45.7%
    Apparel and accessories..................................     17.8      17.4      14.6
    Housewares...............................................     12.0      12.3      14.2
    Electronics..............................................      8.6       8.1       8.4
    Collectibles.............................................      8.4       8.0       8.0
    Other....................................................     11.3      11.2       9.1
                                                                ------    ------    ------
                                                                 100.0%    100.0%    100.0%
                                                                ======    ======    ======

     Gross profit for 1993 was $498.9 million, or 40.8% of net revenue, compared to $448.7 million, or 41.9% of net revenue, in 1992 and $387.2 million, or 42.0% of net revenue, in 1991. The principal reason for the increased amounts of gross profit was the increased sales volume. The decrease in the 1993 gross profit percentage was due to increased shipping and handling charges, higher gold prices and a higher return rate on sales.

VARIABLE COSTS

     Variable costs totaled $171.2 million, $160.4 million and $145.3 million for fiscal years 1993, 1992 and 1991, respectively. The major components of this expense classification are detailed below, expressed in amounts and as a percentage of net revenue (dollars in millions):

                                                                      FISCAL YEAR
                                                    -----------------------------------------------
                                                        1993             1992             1993
                                                    -------------    -------------    -------------

                                                      $       %        $       %        $       %
                                                    -----    ----    -----    ----    -----    ----
    Order processing and customer service........    63.4     5.2     60.1     5.6     56.4     6.1
    Commissions and license fees.................    65.4     5.4     57.7     5.4     46.8     5.1
    Provision for doubtful accounts..............    24.8     2.0     27.7     2.6     28.7     3.1
    Credit card processing fees..................    17.6     1.4     14.9     1.4     13.4     1.5
                                                    -----    ----    -----    ----    -----    ----
                                                    171.2    14.0    160.4    15.0    145.3    15.8
                                                    =====    ====    =====    ====    =====    ====

     Order processing and customer service expenses decreased as a percentage of net revenue since 1991 due to greater utilization of the Company's automated ordering system, which gives customers the option to place orders by using their touchtone telephone instead of speaking to a telemarketing operator. Commissions and license fees increased as a percentage of net sales in 1992 as a result of fees paid for sales to the homes obtained under the license agreement with JCPTV. The provision for doubtful accounts as a percentage of net revenue decreased since 1991 due to continued improvement in the collection experience of QVC's revolving credit card program. Credit card processing fees as a percentage of net revenue have remained relatively stable over the three years.

GENERAL AND ADMINISTRATIVE

     In 1993, general and administrative expenses totaled $132.7 million, or 10.9% of net revenue, compared to $123.6 million, or 11.5% of net revenue, in 1992 and $110.7 million, or 12.0% of net revenue, in 1991. The major components of general and administrative expenses are detailed below, expressed in amounts and as a percentage of net revenue (dollars in millions):

                                                                      FISCAL YEAR
                                                    -----------------------------------------------
                                                        1993             1992             1993
                                                    -------------    -------------    -------------
                                                      $       %        $       %        $       %
                                                    -----    ----    -----    ----    -----    ----
    Administration...............................    50.3     4.1     43.2     4.0     34.0     3.7
    Advertising and marketing....................    28.2     2.3     33.4     3.1     35.4     3.8
    Data processing..............................    17.4     1.4     18.3     1.7     19.3     2.1
    Broadcasting.................................    20.3     1.7     15.3     1.4     10.8     1.2
    Merchandising and programming................    10.8     0.9      8.0     0.8      5.8     0.6
    Occupancy costs..............................     5.7     0.5      5.4     0.5      5.4     0.6
                                                    -----    ----    -----    ----    -----    ----
                                                    132.7    10.9    123.6    11.5    110.7    12.0
                                                    =====    ====    =====    ====    =====    ====

     The increase in administration expenses in 1993 is due principally to the $3.8 million settlement of the STN litigation. The litigation arose out of the negotiation and execution of an agreement between the Company and JCPTV pursuant to which JCPTV granted the Company a renewable one-year license of JCPTV's right to use the cable channel time provided to JCPTV under affiliation agreements with its program carriers. The remaining increase in administration expenses can largely be attributed to higher personnel costs. In 1992, administration expenses also increased due to higher personnel costs, including $4.9 million related to 160,000 shares of Common Stock granted as an executive stock award to Mr. Barry Diller, who became Chairman of the Board and Chief Executive Officer in January 1993. The 1992 personnel costs also include the $2.2 million current value of the ten-year consulting agreement with Mr. Joseph Segel, former Chairman of the Board and Chief Executive Officer.

     Advertising and marketing expenses decreased in 1993 due to a reduction in credits granted to customers and, to a lesser extent, fewer promotional mailings to cable subscribers. In 1992, these expenses decreased due to the discontinuation of the Company's mail order catalog as well as fewer promotional mailings to QVC customers. Data processing costs decreased in 1993 due to a reduction in outside consulting costs. The decrease in these expenses in 1992 was due to the purchase of mainframe computer equipment which was previously leased. Broadcasting costs increased in 1993 due to higher transponder fees to broadcast the QVC Service and The QVC Fashion Channel as well as higher costs to enhance the on-air presentation. In 1992, the increase in these expenses related to broadcasting The QVC Fashion Channel for a full year for sixteen hours a day versus four months for eight hours a day in 1991. Merchandising and programming expenses in 1993 increased due to additional personnel needed to sustain the Company's sales growth. In 1992, the increase was due to the full year broadcasting of The QVC Fashion Channel. Occupancy costs increased slightly in 1993 due to the additional maintenance required on the Company's new telecommunications facilities in Texas and Virginia.

DEPRECIATION AND AMORTIZATION

     Depreciation expense has remained relatively constant since 1991. Amortization expense decreased in 1993 due to the reduction in amortization of debt placement fees as a result of the repayments of the Senior Term Loan during fiscal 1992 and the first quarter of fiscal 1993.

OPERATING INCOME

     Operating income was $152.2 million in fiscal 1993, $118.2 million in fiscal 1992, and $84.4 million in fiscal 1991. The increase in operating income is due primarily to the additional gross profit arising from higher revenue and the fixed nature of depreciation and amortization.

COSTS OF PARAMOUNT TENDER OFFER

     On February 15, 1994, the Company terminated its cash tender offer for 50.1 percent of the Common Stock of Paramount Communications Inc. The costs incurred on the tender offer totaled $34.8 million which were expensed in the fourth quarter of 1993. The majority of these expenses were bank fees. The Company had a $3.25 billion loan commitment available from November 19, 1993 to February 15, 1994 to help fund the cash portion of the tender offer.

LOSSES FROM JOINT VENTURES

     During 1993, the Company entered into four joint ventures which resulted in combined losses of $11.4 million. The most significant joint ventures are those formed with BSkyB and Grupo Televisa. BSkyB and the Company formed a joint venture to bring electronic retailing to the United Kingdom. On October 1, 1993, BSkyB and the Company launched "QVC -- The Shopping Channel." A majority of consumers subscribing to BSkyB's service are now able to receive the new QVC service -- approximately 1.8 million homes. In addition, approximately .4 million cable homes receive the program. The agreement with BSkyB requires, among other things, that the Company provide all funding to the joint venture until it is profitable. The Company will then recover all prior funding before any profits are shared. During the four months of 1993, QVC -The Shopping Channel operations resulted in a $8.9 million loss, which was recorded by the Company, including $630,000 amortization of capitalized start-up costs.

     On November 15, 1993, the Company and Grupo Televisa began broadcasting "CVC" in Mexico. CVC is distributed through broadcast television, cable television and satellite dishes to approximately 7.3 million FTE homes. The Company's 50% share of CVC's operations resulted in a $1.8 million loss in 1993, including $266,000 amortization of capitalized start-up costs.

     The Company also entered a joint venture with Tribune Entertainment Company and Regal Communications to produce and distribute "Can We Shop" with Joan Rivers. "Can We Shop" first aired on January 17, 1994 and is a one-hour Monday through Friday television show through which merchandise is sold. The Company's share of the operating loss amounted to $386,000 in 1993.

     The Company made a one third investment in Friday Holdings, L.P. for the purpose of establishing or acquiring businesses in the communications field as well as developing information products. The Company recorded a $300,000 loss in association with this partnership.

INTEREST EXPENSE

     The major factor contributing to the reduced interest expense in 1993 and 1992 was $13.8 million and $13.2 million, respectively, of lower interest expense on the Senior term loan which was retired during the 1993 first quarter. The conversion in October 1992 of a $30.0 million convertible subordinated note into 1.7 million shares of Common Stock also contributed to the lower interest expense.

INTEREST INCOME

     The Company has experienced higher interest income since 1991 on its revolving charge card due to higher average account balances as well as an increase in the number of customer accounts. This increase, however, was offset by lower interest income on temporary cash investments.

INCOME TAX PROVISION

     Effective February 1, 1993, the Company changed its method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company previously used the asset and liability method of SFAS 96. Under SFAS 96, the consideration of future events in calculating deferred taxes was not permitted. Under SFAS 109, the effect on the deferred tax assets and liabilities, because of the change in federal tax rates incorporated in the Revenue Reconciliation Act of 1993, was recognized in the third quarter of fiscal 1993, the period in which the enactment date falls. The cumulative effect of approximately $4.0 million resulting from the change in the method of accounting for income taxes to SFAS 109 was included in the Consolidated Statements of Operations in the first quarter of 1993.

EXTRAORDINARY ITEM

     During fiscal 1992 and 1991, the Company prepaid $86.3 million and $98.1 million, respectively, of its Senior term loan. As a result, amortization of debt placement fees was accelerated and reported as an extraordinary item, net of tax benefit, of $1.5 million in fiscal 1992 and $2.1 million in fiscal 1991.

NET INCOME

     Net income for 1993 was $59.3 million compared to $55.1 million in 1992 and $19.6 million in 1991. The changes in net income resulted from the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal source of working capital is internally-generated cash flow from operations. In fiscal 1993, net cash provided by operating activities totaled $73.3 million compared to $101.4 million and $137.0 million in fiscal 1992 and 1991, respectively. Net cash provided by operations in 1993 and 1992 was reduced by a net increase in working capital items of $36.2 million and $33.6 million, respectively. The net change in working capital items in both years was due principally to an increase in accounts receivable representing deposits with a third party related to the Company's revolving credit card. In 1991, net cash provided by operations was increased by a net decrease in working capital items of $40.1 million. The net decrease in working capital items was due principally to an increase in accrued liabilities of $48.0 million principally from increases in accrued income taxes of $13.0 million and in reserve for repurchase of uncollectible accounts under the Company's credit card program of $8.2 million.

     The Company's capital expenditures totaled $24.6 million in 1993 compared to $21.1 million in 1992 and $11.9 million in 1991. In 1993, capital expenditures were principally for the construction of a new telecommunications facility in Chesapeake, Virginia, which replaced a leased facility, additions for computer equipment and software, and other equipment. Capital expenditures in 1992 were principally for computer equipment and software, and the construction and equipping of a telecommunications facility in San Antonio, Texas. In fiscal 1991, capital expenditures were principally for studio, computer and other equipment. The Company expects that annual capital expenditures for current operations will approximate the 1993 level for the next year.

     The Company has an agreement with an unrelated third party which provides for the sale and servicing of accounts receivable originating from the Company's revolving credit card. The Company remains obligated to repurchase uncollectible accounts pursuant to the recourse provisions of the agreement and is required to maintain a specified percentage of all outstanding receivables transferred under the program as a deposit with the third party to secure its obligations under the agreement.

     The Company has a $60.0 million bank revolving credit facility to finance operations as well as to fund letters of credit for merchandise purchases. Interest on outstanding amounts under this agreement is payable at the bank's prime rate or other interest rate options. A commitment fee of .25% is payable on the unused portion of the revolving credit facility. The credit agreement requires the Company to maintain certain ratios for total liabilities to shareholders' equity and for coverage of fixed charges. The Company borrowed $20.0 million under the facility in March 1993 and retired the remaining balance on its Senior term loan. All amounts borrowed under the facility were repaid from net cash provided by operating activities during the 1993 first quarter. Outstanding letters of credit totaled approximately $7.8 million at January 31, 1994.

     The Company had working capital at January 31, 1994 of $101.8 million compared to $7.3 million at January 31, 1993. The principal reason for the increase in working capital during 1993 was cash flows from operating activities as well as the increase in the current deferred tax asset of $24.7 million arising from the adoption of SFAS 109. The current ratio was 1.3 at January 31, 1994 compared to 1.0 at January 31, 1993. Long-term debt to total capitalization was 1.2% at January 31, 1994, compared to 1.6% at the prior year end due to the increase in retained earnings from the current year's operating results.

     During the first quarter of 1993, the Company filed a registration statement on Form S-3 for up to $400.0 million of debt securities and up to 5.0 million shares of Common Stock. Substantially all of the net proceeds of any offering would be used for general corporate purposes, including investment in or development of activities in which the Company is not currently engaged. However, this registration statement was never declared effective by the Securities and Exchange Commission.

     The Company believes that its present capital resources and future operations will result in adequate financial resources to fund all capital expenditures.

EFFECTS OF INFLATION

     Inflation has not had a significant impact on the results of the Company's operations.

                           QVC, INC. AND SUBSIDIARIES

                     CONSOLIDATED UNAUDITED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                    APRIL 30,          JANUARY 31,
                                                                      1994                1994
                                                                   -----------         -----------
                                              ASSETS
Current assets:
  Cash and cash equivalents......................................   $  20,105           $  15,873
  Accounts receivable, less allowance for doubtful accounts of
     $61,609 at April 30, 1994 and $52,759 at January 31, 1994...     170,009             183,162
  Inventories....................................................     156,602             148,208
  Deferred taxes.................................................      58,815              59,749
  Prepaid expenses...............................................       7,872               5,536
                                                                   -----------         -----------
          Total current assets...................................     413,403             412,528
Property, plant and equipment, at cost, less accumulated
  depreciation...................................................      79,098              80,579
Cable television distribution rights, net........................      95,911              99,579
Other assets, net................................................      34,193              33,664
Excess of cost over acquired net assets..........................     249,365             251,810
                                                                   -----------         -----------
          Total assets...........................................   $ 871,970           $ 878,160
                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt...........................   $   3,128           $   3,114
  Accounts payable-trade.........................................      69,667              81,594
  Accrued liabilities............................................     216,629             225,989
                                                                   -----------         -----------
          Total current liabilities..............................     289,424             310,697
Long-term debt, less current maturities..........................       6,900               7,044
                                                                   -----------         -----------
          Total liabilities......................................     296,324             317,741
                                                                   ===========         ===========
Shareholders' equity:
  Convertible Preferred Stock, par value $.10....................          56                  56
  Common Stock, par value $.01...................................         402                 399
  Additional paid-in capital.....................................     449,188             446,027
  Retained earnings..............................................     126,000             113,937
                                                                   -----------         -----------
          Total shareholders' equity.............................     575,646             560,419
                                                                   -----------         -----------
          Total liabilities and shareholders' equity.............   $ 871,970           $ 878,160
                                                                   ===========         ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                           QVC, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          THREE MONTHS ENDED
                                                                               APRIL 30,
                                                                         ---------------------
                                                                           1994         1993
                                                                         --------     --------
Net revenue............................................................  $296,441     $273,232
Cost of goods sold.....................................................   180,812      159,459
                                                                         --------     --------
          Gross profit.................................................   115,629      113,773
                                                                         --------     --------
Operating expenses:
  Variable costs.......................................................    40,037       40,130
  General and administrative...........................................    32,291       30,570
  Depreciation.........................................................     4,242        3,966
  Amortization of intangible assets....................................     6,205        6,680
                                                                         --------     --------
                                                                           82,775       81,346
                                                                         --------     --------
Operating income.......................................................    32,854       32,427
                                                                         --------     --------
Other income (expense):
  Losses from joint ventures...........................................   (10,013)          --
  Interest expense.....................................................      (358)        (544)
  Interest income......................................................     3,900        2,663
                                                                         --------     --------
                                                                           (6,471)       2,119
                                                                         --------     --------
Income before income taxes and cumulative effect of a change in
  accounting principle.................................................    26,383       34,546
Income tax provision...................................................   (14,320)     (16,925)
                                                                         --------     --------
Income before cumulative effect of a change in accounting principle....    12,063       17,621
Cumulative effect of a change in accounting for income taxes...........        --        3,990
                                                                         --------     --------
          Net income...................................................  $ 12,063     $ 21,611
                                                                         --------     --------
Income per share:
  Income before cumulative effect of a change in accounting
     principle.........................................................  $    .25     $    .36
  Cumulative effect of a change in accounting for income taxes.........        --          .08
                                                                         --------     --------
          Net income...................................................  $    .25     $    .44
                                                                         ========     ========
Weighted average number of common and common equivalent shares.........    48,627       49,556
                                                                         ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           QVC, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                           THREE MONTHS ENDED
                                                                               APRIL 30,
                                                                          --------------------
                                                                            1994        1993
                                                                          --------     -------
Cash flows from operating activities:
  Net income............................................................  $ 12,063     $21,611
  Adjustments to reconcile net income to net cash provided by operating activities:
     (Increase) decrease in deferred taxes..............................    (1,127)      1,523
     Cumulative effect of a change in accounting for income taxes.......        --      (3,990)
     Depreciation.......................................................     4,242       3,966
     Amortization of intangible assets..................................     6,205       6,680
     Losses from joint ventures.........................................    10,013          --
  Changes in other non-current assets...................................    (3,051)      1,017
  Effects of changes in working capital items*..........................   (17,930)      2,374
                                                                          --------     -------
          Net cash provided by operating activities.....................    10,415      33,181
                                                                          --------     -------
Cash flows from investing activities:
  Capital expenditures..................................................    (2,761)     (4,078)
  Changes in other assets...............................................      (100)         --
  Investments in and advances to joint ventures.........................    (6,356)         --
                                                                          --------     -------
          Net cash used in investing activities.........................    (9,217)     (4,078)
                                                                          --------     -------
Cash flows from financing activities:
  Borrowings under revolving credit facilities..........................        --      20,000
  Payments against revolving credit facilities..........................        --     (20,000)
  Principal payments under capitalized leases and other debt............      (130)       (130)
  Payments under Senior term loan.......................................        --     (21,000)
  Proceeds from exercise of stock options...............................        64         560
  Proceeds from exercise of warrants....................................     3,100          --
                                                                          --------     -------
          Net cash provided by (used in) financing activities...........     3,034     (20,570)
                                                                          --------     -------
Net increase in cash and cash equivalents...............................     4,232       8,533
Cash and cash equivalents at beginning of period........................    15,873       4,279
                                                                          --------     -------
Cash and cash equivalents at end of period..............................  $ 20,105     $12,812
                                                                          ========     =======
*Analysis of effects of changes in working capital items:
  Decrease in accounts receivable.......................................  $ 13,153     $ 8,216
  Increase in inventories...............................................    (8,394)    (10,272)
  Decrease (increase) in deferred taxes.................................       934      (3,215)
  Increase in prepaid expenses..........................................    (2,336)     (1,140)
  (Decrease) increase in accounts payable...............................   (11,928)      2,725
  (Decrease) increase in accrued liabilities............................    (9,359)      6,060
                                                                          --------     -------
                                                                          $(17,930)    $ 2,374
                                                                          ========     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                           QVC, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                               CONVERTIBLE            ADDITIONAL
                                                PREFERRED    COMMON    PAID-IN     RETAINED
                                                  STOCK      STOCK     CAPITAL     EARNINGS    TOTAL
                                               -----------   ------   ----------   --------   --------
Balance January 31, 1994.....................      $56        $399     $ 446,027   $113,937   $560,419
Net income for period........................       --          --            --     12,063     12,063
Proceeds from exercise of warrants...........       --           3         3,097         --      3,100
Proceeds from the exercise of employee stock
  options....................................       --          --            64         --         64
                                                   ---       ------   ----------   --------   --------
Balance April 30, 1994.......................      $56        $402     $ 449,188   $126,000   $575,646
                                                   ===       ======   ==========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           QVC, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION

     The interim consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended January 31, 1994 and 1993.

     In the opinion of QVC, Inc. (the "Company"), all adjustments necessary for a fair presentation of such consolidated financial statements have been included. Such adjustments principally consist of normal recurring items. Interim results are not necessarily indicative of results for a full year.

     The consolidated financial statements include the accounts of the Company and all subsidiaries. Investments in the Company's joint ventures (50% or less owned) are accounted for under the equity method. All significant intercompany accounts and transactions are eliminated in consolidation.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting policies followed by the Company are set forth in Note 1 to the Company's consolidated financial statements in the QVC, Inc. Annual Report on Form 10-K for the fiscal year ended January 31, 1994.

NOTE 3 -- OTHER ASSETS

     Other assets consist of the following:

                                                                     APRIL 30,         JANUARY 31,
                                                                       1994               1994
                                                                     ---------         -----------
                                                                            (IN THOUSANDS)
Deferred taxes (Note 5)............................................   $ 18,392           $17,265
Investments in and advances to joint ventures, net of accumulated
  losses...........................................................      7,537            11,194
Start-up costs.....................................................      6,510             3,459
Satellite transponder rights.......................................      1,000             1,000
Debt placement fees................................................        162               162
Other..............................................................      1,014             1,072
                                                                     ---------         -----------
                                                                        34,615            34,152
Less -- accumulated amortization...................................       (422)             (488)
                                                                     ---------         -----------
Net other assets...................................................   $ 34,193           $33,664
                                                                       =======          ========

     During fiscal 1993, the Company established electronic retailing program service in the United Kingdom ("QVC -- The Shopping Channel") and Mexico ("CVC") through joint venture agreements with British Sky Broadcasting Limited and Grupo Televisa, S.A. de C.V., respectively. The joint venture in the United Kingdom began broadcasting on October 1, 1993, and the joint venture in Mexico began broadcasting on November 15, 1993. The joint venture agreement in the United Kingdom requires, among other things, that the Company provide all funding to the joint venture until it is profitable. The Company will then recover all prior funding before any profits are shared. Accordingly, the Company has included 100% of the loss on operations of this venture in the Consolidated Statements of Operations. The operating results of the joint venture in Mexico are shared equally by the partners.

                           QVC, INC. AND SUBSIDIARIES

     Summarized financial information for "QVC -- The Shopping Channel" and "CVC" on a 100% basis as of and for the quarter ended April 30, 1994 follows (in thousands):

                                                                     QVC
                                                             THE SHOPPING CHANNEL       CVC
                                                             --------------------     -------
    Current assets.........................................        $  7,087           $ 7,718
    Property, plant and equipment, net.....................           1,945             1,783
    Unamortized start-up costs.............................           1,732             1,272
    Current liabilities....................................           6,773             8,540
    Net revenue............................................           3,069             4,689
    Gross profit...........................................             634               809
    Loss...................................................          (7,199)           (3,266)

     In fiscal 1993, the Company also entered a joint venture with Tribune Entertainment Company and Regal Communications to form QRT Enterprises ("QRT"). QRT produces and syndicates "Can We Shop" with Joan Rivers, which commenced broadcasting January 17, 1994. "Can We Shop" is a one-hour, Monday through Friday television show through which merchandise is sold. The Company's one-third share of QRT's operating loss amounted to $831,000 during the first quarter of fiscal 1994.

     The Company has made a $3.9 million investment in Friday Holdings, L.P., a limited partnership. The limited partnership's purpose is to establish or acquire businesses in the communications field and to develop information products. The Company's one-third share of Friday Holdings' operating loss amounted to $350,000 in the first quarter of fiscal 1994.

     The Company has capitalized $6.5 million in costs relating to Q2, a new televised shopping/programming service, scheduled to be launched in the third quarter of fiscal 1994 in the United States. The capitalized start-up costs will be amortized over eighteen months starting at the commencement of broadcast operations.

NOTE 4 -- CAPITAL STOCK

     The Company has 175,000,000 shares of Common Stock authorized. There were 40,214,097 shares outstanding at April 30, 1994 and 39,895,447 shares outstanding at January 31, 1994. The increase in the number of shares of Common Stock outstanding is the result of the exercise of warrants (310,000) and the exercise of employee stock options (8,650).

     The following table summarizes the number of Convertible Preferred shares at April 30, 1994 and January 31, 1994 (in thousands):

                                                           SHARES
                                                         AUTHORIZED     OUTSTANDING     PAR VALUE
                                                         ----------     -----------     ---------
    Series A...........................................        10            --            $--
    Series B...........................................     1,000            28              3
    Series C...........................................     1,000           531             53
    Series D...........................................       300             1             --
                                                                                           ---
                                                                                           $56
                                                                                        =======

NOTE 5 -- INCOME TAXES

     The Company adopted the principles of Statement of Financial Accounting Standards No. 109 ("SFAS 109") to account for income taxes in the first quarter of fiscal 1993. The cumulative effect of adopting SFAS 109 was to increase net income by approximately $4.0 million in the three-months ended April 30, 1993. The provisions for income taxes for the three months ended April 30, 1994 and 1993 are based

                           QVC, INC. AND SUBSIDIARIES
on the estimated effective tax rate after considering the federal and state statutory rates, amortization of intangibles arising from the CVN acquisition, which is not deductible for tax purposes, and the fact that losses from foreign joint ventures provide no state income tax benefit.

     During the three months ended April 30, 1994, the Company received notice that the Internal Revenue Service ("IRS") has completed its examinations of the Company's federal income tax returns through fiscal 1991. As a result of the examination, the IRS has proposed adjustments that relate primarily to the amortization of cable television distribution rights, that would result in a potential tax liability for those years in excess of $56.0 million. The Company intends to vigorously contest these proposed adjustments. While it is not possible at this time to predict the outcome of these actions, it is the opinion of management, after reviewing the matter with outside counsel, that this matter will be resolved without having a material financial impact on the Company.

NOTE 6 -- INCOME PER SHARE

     The Company computes income per share using the modified treasury stock method. Accordingly, primary earnings per share for the first quarter of fiscal 1994 were computed by dividing the net income by the 45,572,000 weighted average number of outstanding shares of Common Stock and Common shares assumed to be issued upon the conversion of the Convertible Preferred Stock plus the net 3,055,000 shares assumed to be outstanding from the exercise of options and warrants. Primary earnings per share for the three months ended April 30, 1993 were computed by dividing the net income by the 45,007,000 weighted average number of outstanding shares of Common Stock and Common shares assumed to be issued upon the conversion of the Convertible Preferred Stock plus the net 4,549,000 shares assumed to be outstanding from exercise of options and warrants. Fully-diluted earnings per share for both periods are not presented because they would not differ from the primary earnings per share.

NOTE 7 -- SUPPLEMENTAL INFORMATION ON CONSOLIDATED STATEMENTS
          OF CASH FLOWS

                                                                          THREE MONTHS
                                                                              ENDED
                                                                            APRIL 30,
                                                                        -----------------
                                                                        1994        1993
                                                                        ----       ------
                                                                         (IN THOUSANDS)
    Supplemental cash flow information:
      Interest paid...................................................  $321       $  561
      Income taxes paid...............................................    20        4,393

NOTE 8 -- LITIGATION

     As previously reported in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1994 ("Form 10-K"), filed with the Securities and Exchange Commission on April 20, 1994, the Company has been named as a defendant in certain actions filed in state and federal courts in Delaware arising out of Liberty Media Corporation's ("Liberty") prior acquisitions of shares of Home Shopping Network, Inc. ("HSN") and the Company's July 1993 letter proposal to HSN to combine HSN and the Company in a stock-for-stock transaction (the "HSN Actions"). The plaintiffs and other defendants to the HSN Actions have executed a Memorandum of Understanding (the "MOU") dated as of December 31, 1993, and amended February 7, 1994, setting forth an agreement in principle for the settlement of the HSN Actions for a total consideration of $13.0 million (plus $200,000 to cover administrative expenses), all of which is to be funded by Liberty. In early May 1994, the Company joined in the proposed settlement of the HSN Actions by becoming a party to a revised MOU. Under the revised MOU, QVC is not required to pay any portion of the proposed settlement fund. The proposed settlement is subject to the parties' obtaining the approval of the Delaware courts.

                           QVC, INC. AND SUBSIDIARIES

     In September 1993, Viacom International Inc. ("Viacom International"), a subsidiary of Viacom Inc. ("Viacom"), brought an action in New York federal court against the Company, Tele-Communications, Inc., Liberty, Satellite Services, Inc., Encore Media Corp., and Netlink USA, challenging the Company's September 1993 proposal to Paramount Communications Inc. ("Paramount") to combine Paramount and QVC in a cash and stock-for-stock exchange. Viacom International amended its complaint in November 1993 to add Comcast Corporation ("Comcast") as a defendant. Comcast was subsequently dismissed as a defendant. The Company filed an answer to the amended complaint in November 1993. On February 15, 1994, the Company terminated its tender offer for 50.1% of Paramount Common Stock. All claims against the Company were dismissed by court order filed on May 3, 1994.

     In October 1993, the Company brought an action in Delaware Chancery Court against Viacom, Paramount and certain Paramount directors for breach of fiduciary duty in failing to give fair treatment to the Company's merger proposal while granting undue advantages to Viacom's merger proposal. The Company sought to compel Paramount's board to give the two merger proposals equal consideration and also sought to invalidate certain "lockup" agreements and share purchase options given by Paramount to Viacom. In November 1993, the court granted the Company's motion for a preliminary injunction against Paramount's poison pill rights plan and certain other anti-takeover mechanisms being used to preclude the Paramount shareholders from accepting the Company's cash tender offer for 50.1% of Paramount Common Stock. On appeal by Paramount and Viacom, the Delaware Supreme Court affirmed the lower court's injunction on December 9, 1993, and subsequently issued a formal opinion in support of its ruling. On December 21, 1993, Viacom filed a motion to dismiss the Company's complaint against it. Paramount's time to respond to the Company's complaint has been extended to June 27, 1994.

     The Company has also been named as a defendant in various legal proceedings arising in the ordinary course of business. Although the outcome of these matters cannot be determined, in the opinion of management, disposition of these proceedings will not have a material effect on the Company's financial position.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company is a retailer of a wide range of consumer products which are marketed and sold by merchandise-focused televised-shopping programs. The average number of homes receiving the QVC Service was:

                                                                             APRIL 30,
                                                                         -----------------
                                                                         1994        1993
                                                                         -----       -----
                                                                           (IN MILLIONS,
                                                                           EXCEPT DOLLAR
                                                                             AMOUNTS)
    Cable homes -- 24 hours per day....................................   44.5        42.5
    Cable homes -- part-time...........................................    2.9         2.8
    Satellite dish homes (estimated)...................................    3.0         3.0
                                                                         -----       -----
              Total....................................................   50.4        48.3
                                                                         =====       =====
    Full-time equivalent homes ("FTE").................................   47.0        44.9
                                                                         -----       -----
    QVC net sales per FTE home.........................................  $6.29       $6.06
                                                                         =====       =====

     FTE homes equal the total number of cable homes receiving the QVC Service 24 hours per day plus one-third of the part-time cable homes and one-half of the satellite dish homes. This calculation reflects the Company's estimate of the relative value to the Company of part-time homes and satellite dish homes compared to full-time homes. QVC net sales exclude non-merchandise revenue.

     Net revenue increased in the first three months of fiscal 1994 due to the increase in the number of homes receiving the QVC Service as well as an increase in net sales to existing subscribers. It is unlikely that the number of homes receiving the QVC Service will continue to grow at rates comparable to prior periods, given that the QVC Service is already received by approximately 80% of all the cable television homes in the United States. As relative growth in the number of homes declines, future growth in sales will depend increasingly on continued additions of new customers from homes already receiving the QVC Service and continued growth in repeat sales to existing customers.

     Operating profit increased slightly over the prior year's quarter as the increase in the gross profit resulting from the higher sales volume was partially offset by higher operating expenses.

RESULTS OF OPERATIONS

  Three months ended April 30, 1994 compared to three months ended April 30, 1993.

     The following table sets forth the Company's Consolidated Statements of Operations expressed as a percentage of net revenue:

                                                                           THREE MONTHS
                                                                               ENDED
                                                                             APRIL 30,
                                                                         -----------------
                                                                         1994        1993
                                                                         -----       -----
    Net revenue........................................................  100.0%      100.0%
    Cost of goods sold.................................................   61.0        58.4
                                                                         -----       -----
    Gross profit.......................................................   39.0        41.6
                                                                         -----       -----
    Operating expenses:
      Variable costs...................................................   13.5        14.7
      General and administrative.......................................   10.9        11.2
      Depreciation.....................................................    1.4         1.5
      Amortization of intangible assets................................    2.1         2.4
                                                                         -----       -----
                                                                          27.9        29.8
                                                                         -----       -----
    Operating income...................................................   11.1        11.8
    Other income (expense):
      Losses from joint ventures.......................................   (3.4)         --
      Interest expense.................................................   (0.1)       (0.2)
      Interest income..................................................    1.3         1.0
                                                                         -----       -----
                                                                          (2.2)        0.8
                                                                         -----       -----
    Income before income taxes and cumulative effect of a change in
      accounting principle.............................................    8.9        12.6
    Income tax provision...............................................   (4.8)       (6.2)
                                                                         -----       -----
    Income before cumulative effect of a change in accounting
      principle........................................................    4.1         6.4
    Cumulative effect of a change in accounting for income taxes.......     --         1.5
                                                                         -----       -----
    Net income.........................................................    4.1%        7.9%
                                                                         =====       =====

NET REVENUE AND GROSS PROFIT

     Net revenue for the three months ended April 30, 1994 was $296.4 million, an increase of 8.5% over the $273.2 million net revenue in the prior year's quarter. The sales increase was due to the 4.7% increase in the average number of homes receiving the QVC Service as well as the 3.8% increase in net sales per FTE home.

     Net revenue in the first quarter of 1994 includes $2.8 million of net sales from The QVC Fashion Channel to 8.7 million homes compared to $7.9 million of net sales to 7.5 million FTE homes in 1992. The Company is starting a new shopping service, consisting of onQ and Q2, which is going to replace The QVC Fashion Channel. onQ is QVC's new fashion service for younger adults and will broadcast weekdays. In May 1994, onQ started broadcasting sixteen hours of live programming on Monday and nine hours of live programming on Thursday. Q2 is being designed for the audience that has not yet purchased from traditional home-shopping formats and will broadcast weekends. The Company anticipates that onQ and Q2 will be fully operational, seven days a week, by the third quarter of fiscal 1994.

     The Company has two credit programs, the QVC Easy-Pay Plan and the QVC revolving credit card program. The Company offers customers the Easy-Pay option only on selected items. The Easy-Pay Plan permits customers to pay for such selected items in several monthly installments. When the Easy-Pay Plan is selected by the customer, the item purchased is shipped after the first payment is billed to the customer's credit card. The customer's credit card is subsequently billed up to four additional monthly installments until the total purchase price of the product has been received by the Company. QVC's revolving credit card program permits customers to charge purchases on the Company's own credit card. The accounts receivable from the revolving credit card program are purchased (with recourse) and serviced by an unrelated third party. Sales under these credit programs amounted to 42.9% and 38.3% of net revenue for the three months ended April 30, 1994 and 1993, respectively. Sales under these credit programs increased as a percentage of total sales in the current quarter because of more sales under the Easy-Pay Plan. The loss provision for uncollectible accounts under these credit programs amounted to $5.2 million in the current period compared with $6.0 million in the prior year.

     The sales mix by product category as a percentage of net sales was as follows:

                                                                           THREE MONTHS
                                                                               ENDED
                                                                             APRIL 30,
                                                                         -----------------
                                                                         1994        1993
                                                                         -----       -----
    Jewelry............................................................   38.9%       40.4%
    Apparel and accessories............................................   18.4        19.4
    Housewares.........................................................   14.4        12.2
    Electronics........................................................    6.9         7.7
    Collectibles.......................................................    7.0         9.0
    Other..............................................................   14.4        11.3
                                                                         -----       -----
                                                                         100.0%      100.0%
                                                                         =====       =====

     Gross profit for the quarter ended April 30, 1994 was $115.6 million, or 39.0% of net revenue, compared to $113.8 million, or 41.6% of net revenue in the prior year. The principal reason for the increase in gross profit was the increased sales volume. The decrease in the gross profit percentage in 1994 was principally due to the effect of higher gold prices on jewelry product profit margins and, to a lesser extent, stronger sales of the Company's promotional Today's Special Value items which sell below our normal gross profit margins.

VARIABLE COSTS

     Variable costs totaled $40.0 million and $40.1 million for the first quarter of 1994 and 1993, respectively. The major components of this expense classification are detailed below, expressed in amounts and as a percentage of net revenue (dollars in millions):

                                                               THREE MONTHS ENDED APRIL 30,
                                                              -------------------------------
                                                                  1994              1993
                                                              -------------     -------------
                                                               $        %        $        %
                                                              ----     ----     ----     ----
    Order processing and customer service...................  14.9      5.0     14.7      5.4
    Commissions and license fees............................  15.3      5.2     14.7      5.4
    Provision for doubtful accounts.........................   5.6      1.9      6.8      2.5
    Credit card processing fees.............................   4.2      1.4      3.9      1.4
                                                              ----     ----     ----     ----
                                                              40.0     13.5     40.1     14.7
                                                              ====     ====     ====     ====

     Order processing and customer service expenses increased as a result of the higher sales volume. These expenses decreased as a percentage of net revenue in 1994 due to greater utilization of the Company's automated ordering system which gives customers the option to place orders by using their touch-tone telephone instead of speaking to a telemarketing operator. In 1994, commissions and license fees increased in amount as a result of the higher sales volume and decreased as a percentage of net revenue as a result of a reduction of sales to homes obtained under the license agreement with JCPTV. The provision for doubtful accounts as a percentage of net revenue decreased in 1994 due to an improvement in collection experience of QVC's revolving credit card program. Credit card processing fees as a percentage of net revenue have remained stable.

GENERAL AND ADMINISTRATIVE

     During the first quarter of 1994, general and administrative expenses totaled $32.3 million, or 10.9% of net revenue compared to $30.6 million, or 11.2% of net revenue, in the prior year. The major components of general and administrative expenses are detailed below, expressed in amounts and as a percentage of net revenue (dollars in millions).

                                                                 THREE MONTHS ENDED APRIL 30,
                                                                 ----------------------------
                                                                     1994            1993
                                                                 ------------    ------------
                                                                  $       %       $       %
                                                                 ----    ----    ----    ----
    Administration.............................................  10.7     3.6    10.7     3.9
    Advertising and marketing..................................   7.3     2.5     6.8     2.5
    Data processing............................................   4.1     1.4     4.3     1.6
    Broadcasting...............................................   5.6     1.9     4.8     1.8
    Merchandising and programming..............................   3.2     1.0     2.6     0.9
    Occupancy costs............................................   1.4     0.5     1.4     0.5
                                                                 ----    ----    ----    ----
                                                                 32.3    10.9    30.6    11.2
                                                                 ====    ====    ====    ====

     The increase in advertising and marketing expenses during the first quarter of 1994 reflects additional promotional mailings to QVC customers. Data processing costs decreased slightly due to the purchase of computer equipment that was previously leased by the Company. The increase in broadcasting expenses reflects the higher costs to enhance the on-air presentation. Merchandising and programming expenses increased due to additional personnel needed to sustain the Company's sales growth.

DEPRECIATION AND AMORTIZATION

     Depreciation expense has remained constant in 1994 compared to the prior year. Amortization expense decreased due to the reduction in amortization of debt placement fees as a result of the repayment of the Senior term loan during the first quarter of 1993.

OPERATING INCOME

     Operating income of $32.9 million was slightly higher than last year's $32.4 million as the higher gross profit resulting from the sales volume was partially offset by higher operating expenses.

LOSSES FROM JOINT VENTURE

     During 1993, the Company entered into four joint ventures which resulted in combined losses of $10.0 million during the first quarter of 1994. The most significant joint ventures are those formed with British Sky Broadcasting Limited ("BSkyB") and Grupo Televisa, S.A. de C.V. BSkyB and the Company formed a joint venture to bring electronic retailing to the United Kingdom. On October 1, 1993, BSkyB and the Company launched "QVC -- The Shopping Channel." A majority of all consumers subscribing to BSkyB's service are now able to receive the new QVC service -- approximately 2.0 million homes. In addition, approximately .5 million cable homes receive the program. The agreement with BSkyB requires, among other things, that the Company provide all funding to the joint venture until it is profitable. The Company will then recover all prior funding before any profits are shared. During the first quarter of 1994, QVC -- The Shopping Channel operations resulted in a $7.2 million loss, which was recorded by the Company, including $472,000 amortization of capitalized start-up costs.

     On November 15, 1993, the Company and Grupo Televisa, S.A. de C.V. began broadcasting "CVC" in Mexico. CVC is distributed through broadcast television, cable television and satellite dishes to approximately 7.3 million FTE homes. The Company's 50% share of CVC's operations resulted in a $1.6 million loss during the first quarter, including $319,000 amortization of capitalized start-up costs.

     The Company also entered a joint venture with Tribune Entertainment Company and Regal Communications to produce and distribute "Can We Shop" with Joan Rivers. "Can We Shop" first aired on January 17, 1994 and is a one-hour, Monday through Friday television show through which merchandise is sold. The Company's share of the operating loss amounted to $831,000 during the 1994 first quarter.

     The Company made a one-third investment in Friday Holdings, L.P. for the purpose of establishing or acquiring businesses in the communications field as well as developing information products. The Company recorded a $350,000 loss in association with this partnership.

INTEREST EXPENSE

     Interest expense has remained relatively constant.

INTEREST INCOME

     The Company experienced higher interest income on its revolving charge card due to higher average account balances as well as an increase in the number of customer accounts. The Company also experienced higher interest income on its temporary cash investments.

INCOME TAX PROVISION

     The Company adopted the principles of Statement of Financial Accounting Standards No. 109 ("SFAS 109") to account for income taxes in the first quarter of fiscal 1993. The provisions for income taxes for the three months ended April 30, 1994 and 1993 are based on the estimated effective tax rate after considering the federal and state statutory rates, amortization of intangibles arising from the CVN acquisition which is not deductible for tax purposes, and the fact that the foreign joint ventures provide no state income tax benefit.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

     Effective February 1, 1993, the Company changed its method of accounting for income taxes as required by SFAS 109, "Accounting for Income Taxes". This statement supersedes SFAS 96, which was adopted by the Company in fiscal 1988. The cumulative effect of adopting SFAS 109 was to increase net income by approximately $4.0 million in the first quarter of fiscal 1993.

NET INCOME

     Net income for the first quarter of 1994 was $12.1 million compared to net income of $21.6 million in the prior year. The changes in net income resulted from the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal source of working capital is internally-generated cash flow from operations. For the three months ended April 30, 1994, net cash provided by operating activities totaled $10.4 million. Net cash provided by operations was decreased by the increase in working capital items of $17.9 million in 1994.

     The Company's capital expenditures during the first quarter of 1994 totaled $2.8 million, principally for broadcast equipment and computer software.

     The Company has an agreement with an unrelated third party which provides for the sale and servicing of accounts receivable originating from the Company's revolving credit card. The Company remains obligated to repurchase uncollectible accounts pursuant to the recourse provisions of the agreement and is required to maintain a specified percentage of all outstanding receivables transferred under the program as a deposit with the third party to secure its obligations under the agreement.

     The Company has a $60.0 million bank revolving credit facility to finance operations as well as to fund letters of credit for merchandise purchases. Interest on outstanding amounts under this agreement is payable at the bank's prime rate or other interest rate options. A commitment fee of .15% is currently payable on the unused portion of the revolving credit facility. The commitment fee was reduced from .25% on March 30, 1994. The credit agreement requires the Company to maintain certain ratios for total liabilities to shareholders' equity and for coverage of fixed charges. Outstanding letters of credit totaled $9.2 million at April 30, 1994.

     Working capital at April 30, 1994 was $124.0 million compared to working capital of $101.8 million at January 31, 1994. The current ratio was 1.4 at April 30, 1994 compared to 1.3 at January 31, 1994. Long-term debt to total capitalization was 1.2% at April 30, 1994.

     During the first quarter of 1994, the Company entered into affiliation agreements with various cable system operators for carriage of the Company's new shopping service, Q2. The cable system operators will receive compensation from the Company which is dependent upon the number of additional subscribers and the launch date of Q2 on the cable system. The Company estimates that the cost of these cable television distribution rights will approximate $40.0 million during the remainder of fiscal 1994, which will be funded from the Company's free cash flow.

     The Company believes that its present capital resources and future operations will result in adequate financial resources to fund all future interest and debt payments as well as capital expenditures.

EFFECTS OF INFLATION

     Inflation has not had a significant impact on the results of the Company's operations.

     Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

                                The Depositary:

                              THE BANK OF NEW YORK

                     (For Information Call (800) 507-9357)

           By Mail:                     By Facsimile:          By Hand or Overnight Courier:
    Tender & Exchange Dept.            (212) 815-6213             Tender & Exchange Dept.
        P.O. Box 11248                                              101 Barclay Street
     Church Street Station          Confirm by telephone        Receive and Deliver Window
    New York, NY 10286-1248            (800) 507-9357               New York, NY 10286

     Questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                           The Information Agent is:

                             D.F. KING & CO., INC.

   135 South LaSalle Street            77 Water Street            9841 Airport Boulevard
    Chicago, Illinois 60603       New York, New York 10005     Los Angeles, California 90045
   (312) 236-5881 (collect)       (212) 269-5550 (collect)       (213) 215-3860 (collect)

                                       OR

                         CALL TOLL-FREE (800) 735-3591

                      The Dealer Manager for the Offer is:

                              LAZARD FRERES & CO.
                             One Rockefeller Plaza
                            New York, New York 10020
                                 (212) 632-6000
                                 (call collect)

August 11, 1994